
MANPA



Rule 12g3-2 (b) File N° 82-4240

Caracas August 18th, 2003

Office of International Corporate Fina
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.



SUPPL

Attention: Special Counsel
Office of International Corporate Finance

PROCESSED
AUG 27 2003
THOMSON
FINANCIAL

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Rule 12g3-2 (b) File N° 82-4240

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Very truly yours,

Leticia Level
Corporate Planning Manager
Fax N° 58-212-9012317
Phone No 58-212-9012245



The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

[Letterhead of MANPA]

Caracas, July 3,2003

Messrs.

NATIONAL SECURITIES COMMISSION

Present.-

Att. National Securities Registry

Complying with the remarks of your correspondence dated June 25, 2003 regarding the periodical or occasional information that entities subject to control by this office have to supply, attached please find three (3) copies of the following documents:

1- Audited Financial Statements with the corresponding amendments.
2- Form CNV-FG-009 regarding remuneration of the members of the Board of Directors. REGARDING THIS ITEM WE HAVE REQUESTED THE NATIONAL SECURITIES COMMISSION TO KEEP SUCH INFORMATION AS CONFIDENTIAL; THEREFORE, IT WAS DIRECTLY DELIVERED TO THE PRESIDENCY.
3- Declaration about payment and decree of dividends form CNV-FG-008.

Having no further matter to discuss,

Sincerely,

Corp. Planning Manager.

llevel@manpa.com.ve

Phone number 901 22 45

Translator note:

At the upper margin of this document there is a wet seal that reads as follows: "National Securities Commission. 2003 July 3 PM 3:08. FILE. RECEIVED." Stapled to this letter there is tax return No.9373 together with its translations. --

The foregoing is the true and exact translation of the attached document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, August 5th, 2003.

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

REPUBLICA DE VENEZUELA
JUDITH X. HERNANDEZ MORA




MANPA
2003 JUL -3 PM 3:08
ARCHIVO
RECIBIDO

Caracas, 03 de julio del 2003.

Señores
COMISION NACIONAL DE VALORES
Presente.-

Att: Registro Nacional de Valores

Cumpliendo con las observaciones de su correspondencia de fecha 25 de junio del 2003, correspondiente a la información periódica u ocasional que deben suministrar las entidades sometidas al control de este organismo, anexo a la presente encontrarán tres (3) ejemplares de los siguientes documentos:

1- Estados Financieros auditados con las modificaciones correspondientes.

2- Planilla forma CNV-FG-009 referente a la remuneración de los miembros de la Junta Directiva. EN RELACION A ESTE PUNTO LE HEMOS SOLICITADO A LA COMISION NACIONAL DE VALORES MANTENER DICHA INFORMACION EN FORMA CONFIDENCIAL POR LO QUE LA MISMA SE ENTREGO DIRECTAMENTE EN PRESIDENCIA.

3- Declaración sobre pago y decreto de dividendos forma CNV-FG-008.

Sin más que agregar

Atentamente

Leticia Level
Gerente de Planificación Corp.
llevel@manpa.com.ve
Teléfono 901 22 45



REPUBLICA DE VENEZUELA
COMISION NACIONAL DE VALORES

Nº [illegible]

No. ______

COMISION NACIONAL DE VALORES
2003 JUL -3 PM 3:08
ARCHIVO
RECIBIDO

DECLARACION SOBRE:
DECRETO Y/O PAGO DE DIVIDENDOS Y REMISION DE INFORMACION PERIODICA U OCASIONAL (EN CUMPLIMIENTO DE LOS ARTICULOS 21 Y 125 DE LA LEY DE MERCADO DE CAPITALES).

TIPO DE DIVIDENDO DECRETADO

ORDINARIO [X]
EXTRAORDINARIO [X]

1. NOMBRE DE LA EMPRESA

Manufacturas de Papel, C.A. (Manpa) S.A.C.A.

2. CODIGO	3. NUMERO(S) DE TELEFONO:	4. DIRECCION:
	0212 9012245	Avenida Francisco de Miranda, T. Country Club, Piso 11 - Chacaito

5. PRINCIPAL ACTIVIDAD ECONOMICA
Producción y Conversión de Papel

7. NUMERO DE ACCIONISTAS

6. CAPITAL SOCIAL	
SUSCRITO	PAGADO
22.940.094.240	22.940.094.240

8. DIVIDENDO DECRETADO POR:
Asamblea Accionistas [X]
Junta Directiva [ ]

FUNDAMENTO ESTATUTARIO

9. FECHAS				
DECRETO	REGISTRO	DE PAGOS		
14/02/02	22/02/02	28/2/02	7/6/02	29/10/02
18/04/02	24/05/02			
09/10/02	22/10/02			

10. PRIMERA VEZ QUE DECLARA SI [ ] NO [ ]

11. FORMA DE SOCIEDAD: CIA. ANONIMA [ ] CAJA [ ] FONDO MUTUAL [ ] SACA [X]
ADMINISTADORA DE FONDO MUTUAL [ ] OTRA: ______

12. DISTRIBUCION DE LA UTILIDAD:		EJERCICIOS ANTERIOR			EJERCICIOS DECRETADO		
POR EL PERIODO	DESDE	01	01	2001	01	01	2002
	HASTA	31	12	2001	31	12	2002
I UTILIDAD NETA ANTES DE PARTICIPACION DE LA JUNTA ADMINISTRADORA		6.906.439.000			4.922.005		
MENOS a) IMPUESTO SOBRE LA RENTA		2.437.228.000			2.865.582		
b) RESERVA(S) LEGAL(ES)							
II UTILIDAD NETA DESPUES DE DEDUCCIONES (a. b.)		4.469.211.000			2.056.426		
MENOS: COMPENSACION DEFICIT EJERCICIO(S) ANTERIOR(ES)							
II UTILIDAD NETA TOMADA COMO BASE PARA EL DECRETO		4.469.211.000			2.056.426		

DIVIDENDOS DECRETADOS Y PAGADOS		EJERCICIOS ECONOMICOS: INMEDIATO ANTERIOR — TOTAL DECRETADO				INMEDIATO ANTERIOR — TOTAL PAGADO A LA FECHA DE ESTA DECLARACION		DECRETADO — DECRETADO			
POR EL EJERCICIO	DESDE	01	01	2001				01	01	2002	
	HASTA	31	12	2001				31	12	2002	
		MONTO			%	MONTO	%	MONTO			%
IV. EFECTIVO ACCIONES PREFERIDAS											
V. EFECTIVO ACCIONES COMUNES		4.588.018.848			100	4.588.018.848	100	20.646.084.816			100
TOTAL DIVIDENDO EN EFECTIVO		4.588.018.840			100	4.588.018.848	100	20.646.084.816			100
VI. DIVIDENDO EN ACCIONES											
VII. OTRO TIPO DE DIVIDENDO											
TOTAL DIVIDENDO		4.588.018.840			100	4.588.018.840	100	20.646.084.816			100

DIVIDENDO EN EFECTIVO	ACUMULADO ANTES DEL EJERCICIO ANTERIOR (A PARTIR DE 1969)	DEL EJERCICIO ANTERIOR	TOTAL ACUMULADO
a) Dividendo Decretado			
b) Dividendo Decretado no Pagado			
PORCENTAJE (a ÷ b)			

EXPLIQUE SI FUERA EL CASO, POR QUE LA EMPRESA NO HA PAGADO TOTAL O PARCIALMENTE LOS DIVIDENDOS

13. SI LA EMPRESA FUE EXIMIDA POR LA COMISION DE VALORES EN ATENCION AL ARTICULO 126 DE LA LEY DE MERCADO

C.N.V. - FG008

REPUBLIC OF VENEZUELA
NATIONAL SECURITIES COMMISSION

TAX RETURN:
DECREE AND/OR PAYMENT OF DIVIDENDS AND FORWARDING PERIODICAL OR OCCASIONAL INFORMATION (IN COMPLIANCE WITH ARTICLES 21 AND 125 OF THE CAPITAL MARKET LAW)



No. 9373

No. ______

TYPE OF DECREED DIVIDEND

ORDINARY [X]

EXTRAORDINARY [x]

1. COMPANY NAME

MANUFACTURAS DE PAPEL,C.A. (MANPA) S.A.C.A.

2. CODE	3. TELEPHONE NUMBER(S):	4. ADDRESS: Avenida Francisco de Miranda T. Country Club,
	0212 9012245	Piso 11 - Chacaíto

5. MAIN FINANCIAL ACTIVITY	6. CAPITAL STOCK	
PAPER PRODUCTION AND CONVERSION	SUBSCRIBED	PAID-IN
7. NUMBER OF SHAREHOLDERS	22,940,094,240	22,940,094,240

8. DIVIDEND DECREED BY:		STATUTORY BASIS	9. DATES DECREE	RECORD	OF PAYMENTS	
SHAREHOLDERS' MEETING	[X]		02/14/02	02/22/02		
BOARD OF DIRECTORS	[ ]		04/18/02 10/09/02	05/24/02 10/22/02	02/28/02	10/29/02

10. FIRST TIME FILING A TAX RETURN YES NO

11. COMPANY CATEGORY: CIA. ANONIMA O SAICA O MUTUAL FUND O SACA X MUTUAL FUND Administrator OTHER: O

12. PROFIT SHARING DISTRIBUTION

		FISCAL YEARS PREVIOUS			DECREED		
FOR THE PERIOD	FROM	01	01	2001	01	01	2002
	UNTIL	31	12	2001	01	12	2002

	PREVIOUS	DECREED
I NET PROFIT BEFORE PARTICIPATION IN THE ADMINISTRATING BOARD	6,906,439,000	4,922,005
LESS a) INCOME TAX	2,437,228,000	2,865,582
b) LEGAL RESERVE(S)		
II NET INCOME AFTER DEDUCTIONS (a.b.)	4,469,211,000	2,056,426
LESS: COMPENSATION DEFICIT PREVIOUS FISCAL YEAR(S)		
III NET PROFIT TAKEN AS BASE FOR THE DECREE	4,469,211,000	2,056,426

DECREED AND PAID-IN DIVIDENDS

	FOR THE FISCAL YEAR		FISCAL YEARS IMMEDIATE BEFORE TOTAL DECREED			DECREED TOTAL PAID AT THE DATE OF THIS TAX RETURN	DECREED	
		FROM	01	01	2001	01	01	2002
		UNTIL	31	12	2001	31	12	2002
	AMOUNT	%	AMOUNT		%	AMOUNT		%
IV. CASH PREFERRED SHARES								
V. CASH COMMON SHARES	4,588,048,848	100	4,588,048,848		100	20,646,084,816		100
TOTAL CASH DIVIDEND	4,588,048,840	100	4,588,048,848		100	20,646,084,816		100
VI. SHARE DIVIDEND								
VII. OTHER TYPE OF DIVIDEND								
TOTAL DIVIDEND	4,588,018,840	100	4,588,018,840		100	20,646,084,816		100

CASH DIVIDEND	ACCUMULATED BEFORE PREVIOUS TAX (FROM 1969)	FROM PREVIOUS FISCAL YEAR	TOTAL ACCUMULATED
a) Decreed dividend			
b) Unpaid decreed dividend			
PERCENTAGE (A+B)			

EXPLAIN WHY THE COMPANY HAS NOT FULLY OR PARTIALLY PAID DIVIDENDS, IF APPLIES.

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---

[Letterhead of the National Securities Commission]

Caracas, April 29, 2003.

Messrs.

NATIONAL SECURITIES COMMISSION

Present.

For your due knowledge and subsequent purposes, enclose hereto please find documents detailed below, corresponding to General Shareholders' Meeting of this company held on April 25, 2003 for the purposes of complying with the provisions for the Standards related to Periodical or Occasional Information that individuals subject to control by the National Securities Commission should submit:

- Certification of Minutes of Shareholders' Meeting
- Notices published in two (2) newspapers of major circulation
- Annual report
- Consolidated financial statements in bolivars and US dollars, years ended at 12/21/2002 and 2001

Having no further matter to discuss,

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible




INTERPRETE
PUBLICO
JUDITH X. HERNANDEZ MORA

President.

Enclose as indicated.--

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.3.659.617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, of this domicile registered with the Commercial Registry of this same Circuit on March 31, 1950 under No.379, Volume 1-B, do hereby certify that: the Minute herein transcribed is a true and exact transcription of its original, **Minute of Special Shareholders' Meeting** dated **April 25, 2003** which is inserted in the Shareholders Book of this company, and textually reads as follows: "As of today, the Fourteenth (25th) day of April of Two Thousand Three at 3:00 p.m., there gathered shareholders of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., indicated herein below, at the company premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city of Caracas, in virtue of the notice published in El Universal and El Nacional newspapers, dated April 13, 2003 that textually transcribed reads as follows: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., Authorized Capital Bs.45,880,188,480.oo Subscribed Capital Bs.22,940,094,240.oo Capital paid-in Bs.22,940,094,240.oo. NOTICE. Shareholders of this company are hereby convened for a General Shareholders' Meeting to be held at 3:00 p.m., on April 25, 2003 in our premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purposes: 1) Considering the Financial Statements corresponding to the fiscal year that goes from January 1 to December 31, 2002 in view of the reports by the Board of Directors and the Statutory Auditors. 2) Appointing the Main Statutory Auditors together with their corresponding Substitutes and decide upon their remuneration. 3) Considering the proposal by the Board of Directors that the company keeps acting as an Authorized Capital Company (S.A.C.A.), establishing as Authorized Capital double of the Capital Subscribed and Paid in. 4) Considering and resolving about a project to issue Unsecured Obligations up to FIFTEEN THOUSAND MILLION BOLIVARS

considering and resolving about the appointment and remuneration of a temporary common representative of bondholders and to broadly empower the Board of Directors to define the final characteristics of issuance. 5) Considering and resolving about a project to issue Commercial Papers up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) or its equivalent in U.S. dollars (US$). If the project is approved, considering and resolving about the appointment and remuneration of the provisional representative of commercial papers and to broadly empower the Board of Directors to define the final characteristics of the series to be issued under such authorization as well as to vest its powers upon the people it deems convenient. 6) Agreeing upon an ordinary dividend to be allocated among shareholders and delegating to the Board of Directors the dates for registration and payment to shareholders. Shareholders are hereby informed that the audited Financial Statements, the reports by the Statutory Auditors, the matters of the Statutory Auditors and other documents related herein have been at their disposal at the company premises from March 29, 2003. Caracas, April 13, 2003. For the BOARD OF DIRECTORS. CARLOS DELFINO T. President.

There attended this meeting the shareholders listed at the bottom of this Minute, which represent one thousand nine hundred ninety-four million two hundred sixty thousand six hundred fifty-five (1,994,260,655) shares, that is, more than eighty-six percent (86%) of the company capital stock, enough quorum to hold the Meeting. Therefore, the Chairman of the Meeting, Carlos Delfino T., declared it constituted and began to consider the **First Item of the notice** – which was read out – that is, **considering the Financial Statements corresponding to the fiscal year that goes from January 1 to December 31, 2002 in view of the reports by the Board of Directors and the Statutory Auditors**. The company financial statements and the consolidated financial statements as well as the report of management by the Board of Directors, which were read out and unanimously approved by the attending shareholders, except for the company Administrators who abstained from voting.

Immediately, the Second Item of the notice was considered, that is, **appointing the Main Statutory Auditors together with their corresponding Substitutes and decide upon their remuneration**. Nelly González used her right to speak and proposed that

INTERPRETE PUBLICO

out from the FIRST SHORT LIST including: JACOBO COHEN, JACQUELINE SUBERO and ENRIQUE MERLO to appoint Lic. Jacobo Cohen, registered with the College of Administrators under No. 12.915 and Lic. Jacqueline Subero, registered with the College of Administrators under No. 11.437 as First Main Statutory Auditor and as his replacement, respectively. Submitted to the consideration of the Meeting, the foregoing proposal was unanimously approved by the attending shareholders, thus **Lic. Jacobo Cohen** becoming elected as First Main Statutory Auditor, who is registered with the College of Administrators under No.12.915 and as his substitute to **Lic. Jacqueline Subero**, registered with the College of Administrators under No. 11.437. Next, Nelly González used her right to speak and proposed that out from the SECOND SHORT LIST including ISABEL QUINTERO, CLAUDIA VALENCIA and JUAN FELIPE MALINICH to appoint Lic. Claudia Valencia, registered with the College of Administrators under No.35.909 and Lic. Isabel Quintero, registered with the College of Public Administrators, under No.15.197, as Second Main Statutory Auditor and as her substitute, respectively. Submitted to the consideration of the Meeting, the foregoing proposal was unanimously approved by the attending shareholders, thus **Lic. Claudia Valencia** becoming elected as Second Main Statutory Auditor, who is registered with the College of Administrators under No.35.909 and **Lic. Isabel Quintero** as her substitute, who is registered with the College of Administrators under No. 15.197. Immediately thereafter Nelly González proposed that the remuneration of the Main Statutory Auditors amounted to One Million Bolivars (Bs.1,000,000.oo) for yearly exercise for each of the performing Statutory Auditors. Submitted to the consideration of the Meeting, the foregoing proposal was unanimously approved by the attending shareholders.

Next, the Third Item of the notice was considered, that is, **considering the proposal by the Board of Directors that the company keeps acting as an Authorized Capital Company (S.A.C.A.), establishing as Authorized Capital double of the Capital Subscribed and Paid in**. Carlos Delfino T. used his right to speak and read out the following proposal: The Board of Directors proposed to the Shareholders' Meeting that the company keeps acting as an Authorized Capital Company (S.A.C.A.), establishing

Thousand Eight Hundred Eighty Million One Hundred Eighty-Eight Thousand Four Hundred Eighty Bolivars (Bs.45,880,188,480.oo). Submitted to the consideration of the Meeting, the foregoing proposal was unanimously approved by the attending shareholders.

Then, the Fourth Item was considered, **considering and resolving about a project to issue Unsecured Obligations up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) or its equivalent in U.S. dollars (US$). If the project is approved, considering and resolving about the appointment and remuneration of a temporary common representative of bondholders and to broadly empower the Board of Directors to define the final characteristics of issuance**. Carlos Delfino T. used his right to speak and read out the proposal by the Board of Directors: It is hereby proposed to the Board of Directors a project to issue Unsecured Obligations to be offered to the public up to a maximum amount of FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000.oo) or its equivalent in US Dollars (US$). Likewise, it is herein proposed to the Shareholder's Meeting to delegate to the company Board of Directors, for a term no longer than two (2) years, the broadest powers to negotiate, set and establish all the conditions and terms of issuance, among others: amount of issuance within the limit set forth in this Meeting, term, collaterals, if the case may be, and in general, to set all the characteristics and conditions of issuance, pursuant to the Capital Market Law, the Standards of the National Securities Commission and the applicable provisions of the Code of Commerce. Likewise, it is herein proposed to authorize the Board of Directors to delegate such powers on the people it deems convenient. It is also herein proposed to the Meeting to appoint Banco Venezolano de Crédito as Common Representative of Bondholders and that its remuneration is set up to TWENTY MILLION BOLIVARS (Bs.20,000,000.oo). Submitted to the consideration of the Meeting, the foregoing proposal was unanimously approved by the attending shareholders.

Then, the Fifth Item was considered, that is, **considering and resolving about a project to issue Commercial Papers up to FIFTEEN THOUSAND MILLION**

INTERPRETE PUBLICO JUDITH HERNANDEZ MORA

JUDITH X. HERNANDEZ MORA

project is approved, considering and resolving about the appointment and remuneration of the provisional representative of commercial papers and to broadly empower the Board of Directors to define the final characteristics of the series to be issued under such authorization as well as to vest its powers upon the people it deems convenient. Carlos Delfino T. used his right to speak and read out the proposal by the Board of Directors: It is hereby proposed to the Board of Directors a project to issue Commercial Papers to up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000.oo) or its equivalent in US Dollars (US$) to be issued in one or more series. Likewise, it is herein proposed to the Shareholder's Meeting to delegate to the company Board of Directors the broadest powers to negotiate, set and establish all the conditions and terms of each of the series comprising the issuance, number, identification and amount of each series of the issuance, the par value of securities, their maturity date, place and payment term, placement price, discount rate or premium and annual or effective yielding rate or interest rate, as the case may be, fashion, placement system, price, collateral, if necessary, and, in general, all the matters related to issuance. Likewise, it is herein proposed to authorize the Board of Directors to delegate such powers on the people it deems convenient, to appoint the people who subscribe the authorization request before the National Securities Commission as well as those who will sign the securities of the Commercial Papers. It is also herein proposed to the Meeting to appoint Banco Venezolano de Crédito as Common Representative of Commercial Papers and that its remuneration is set up to TWENTY MILLION BOLIVARS (Bs.20,000,000.oo). Submitted to the consideration of the Meeting, the foregoing proposal was unanimously approved by the attending shareholders.

Then, the Sixth Item was considered, that is, **agreeing upon an ordinary dividend to be allocated among shareholders and delegating to the Board of Directors the dates for registration and payment to shareholders**. Carlos Delfino T. used his right to speak and read out the proposal by the Board of Directors: Agreeing upon the decree of dividends to allocate to shareholders. It is hereby proposed to decree an ordinary cash dividend of five (5) bolivars per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty Four (2,294,009,424) shares

comprising the current capital stock of this company, with charge to the Undistributed earnings account at December 31, 2002 payable to shareholders registered on the fifth business day (limit date of transaction with benefit) following publication in two (2) newspapers of major national circulation of the notification of dividends authorized by the National Securities Commission, payable from the ninth business day following this latter date (effective date of registry with benefit). Payment needs to be made during the present year, in one or more portions.

Likewise, it is hereby requested to delegate to the Board of Directors the setting of the registry date and payment in the aforementioned terms.

Submitted to the consideration of the Meeting, the attending shareholders unanimously approved the foregoing proposal, and the Meeting authorized the members of the Board of Directors so that any of them make the corresponding participation to the Commercial Registry.

Having no further matter to discuss, it was signed, sealed and delivered after the list, the attending shareholders."

This certification is issued in the city of Caracas, on the Twenty-Ninth (29th) day of April of the year Two Thousand Three.

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible.

President. --

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:4/25/Illegible

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Quorum Status

Ordinary

Total Shares:	2,294,009,424
Present Shares:	1,994,260,655
% Quorum:	83,933

Total Shares Type "A" : 2,294,009,424

PUBLICO
JUDITH X. HERNANDEZ MORA

Total Shares Type "A" Present : 1,994,260,655

% Quorum Type "A" : 86.933

MANUFACTURAS DE PAPEL, C.A.

(Manpa), S.A.C.A. Lic. CARLOS E. DELFINO T. (signed) Illegible

President

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:4/25/Illegible

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Present

Shareholder's Name	Number of Shares	%
AÑEZ DELFINO GUSTAVO ALFREDO	70,000	0.003
ABRAHIM KATOON HAROON	10,000	0.000
ALVAREZ DE RODRÍGUEZ HAYDEE JOSEFINA	2,598,940	0.113
AYALA USECHE RICARDO ALFREDO	69,736	0.003
DELFINO DE AÑEZ TERESITA	78,750	0.003
FEBRES PÉREZ JOSÉ ALBERTO	11,302	0.000
GOMEZ ARRAIZ ROSA ELENA	3,438,860	0.150
GOMEZ-RUIZ RODRÍGUEZ GUSTAVO	1,252,072	0.055
HEREDIA JUAN BAUTISTA	45,000	0.002
MARQUEZ BUSTAMANTE IVAN ANTONIO	1,000	0.000
PAUL ALFREDO LUIS	5,250	0.000
REZNICEK WEIRAUCHOVA HANY	130,200	0.006
SALAS DELFINO GUILLERMO ALEJAND	8,400	0.000
ZABALA VELIZ EUNICES JOSEFINA	10,000	0.000
ZAMBRANO AGUILAR ELY ALEJANDRO	1,400	0.000
Total shares represented =>	7,730,910	0.337
Total quorum shares =>	1,994,260,655	86.933

JUDITH X. HERNANDEZ MORA

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:04/25/ Illegible

SATACORP PAGE: 1

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Detailed)

Shareholder's Name	Number of Shares	%
ALVAREZ VICTOR	**38,395,505**	**1.674**
BEE SUSAN MARY	3,100	0.000
CAPIELO RAYMOND SANIA CELINA	990	0.000
CARPIO DELFINO MIGUEL ENRIQUE	229,901	0.010
CARRILLO HERNÁNDEZ NUBIA MARIA	400	0.000
DELFINO PARRA ELENA	158,682	0.007
DELFINO PARRA ELENA MARGARITA	640,490	0.028
DELFINO THORMAHLEN ALBERTO JOSÉ	4,800,000	0.209
DELFINO THORMAHLEN ALEJANDRO	3,135,904	0.137
DELFINO THORMAHLEN CARLOS EDUARDO	5,195,000	0.226
DITMER MANZANO EGBERT	893,838	0.039
ELLIS GARCÍA DE LA CONCHA JOHN	78,750	0.003
FIORAVANTI DE SANCTIS MARINA FELICE	257,446	0.011
INVERSIONES 935431, C.A.	3,459,960	0.151
LARRAZABAL GONZÁLEZ EDUARDO ELIAS	119,238	0.005
LOVERA VEGAS JUAN ANTONIO	1,517,012	0.066
MADINA INVESTMENTS LTD.	8,569,728	0.374
MAGUHN TOLEDO MARÍA ALEJANDRA	5,000	0.000
MAURY RODRÍGUEZ MARÍA EUGENIA	4,049	0.000
RAMÍREZ ORTIZ ANGEL JESÚS	8,911,817	0.388
RODRÍGUEZ DE LOVERA MARÍA JOSEFINA	134,200	0.006
TRAVIESO PASSIOS ALFREDO EDUARDO	280,000	0.012
ALVAREZ VICTOR	**6,518,750**	**0.284**
MAURY DE BARABONI ALICIA	168,750	0.007

Shareholder's Name	Number of Shares	%
PAPARONI MAURY ALICIA MARIELA	6,200,000	0.270
PAPARONI MICALE JOSE GAETANO	150,000	0.007
AÑEZ DELFINO GUSTAVO	**46,710,174**	**2.036**
CONDE DELFINO GUSTAVO EMILIO	682,080	.2.036
CONDE DELFINO VALENTINA ISABEL	10,752	0.000
INVERSIONES 3 DE OCTUBRE, C.A.	815,136	0.036
INVERSORA 3-10-64, C.A.	423,150	0.018
INVERSORA CONDEISA, C.A.	682,080	0.030
SERV. INMOBILIARIOS 13 DE NOVIEMBRE	44,096,976	1.922
DELFINO TERESITA	**26,454,262**	**1.153**
AÑEZ DELFINO ALBERTO ENRIQUE	3,343	0.000
AÑEZ DE HERRERA SUSANA DE LA C.	78,750	0.003
AÑEZ DELFINO ARNALDO JOSÉ	15,246	0.001
AÑEZ DELFINO DE UZCATEGUI ANDREINA	78,750	0.003
AÑEZ DELFINO GUSTAVO ALFREDO	8,750	0.000
BUSTILLOS DE AÑEZ MARÍA VICTORIA	2,121,839	0.092
DELFINO GOMEZ JOSÉ IGNACIO	5,000	0.000
HERRERA VAN EPS GUSTAVO ROBERTO	39,000	0.002
INVERSIONES GRUPO 21, C.A.	2,612	0.000
INVERSIONES INVERDELGO, C.A.	1,133,172	0.049

Shareholder's Name	Number of Shares	%

INTERPRETE PUBLICO JUDITH Y. HERNANDEZ MORA

Shareholder's Name	Number of Shares	%
DELFINO VERÓNICA	**26,501,870**	**1.155**
DALMA HOLDINGS A.V.V.	4,232,374	0.184
VILLA ROSA HOLDINGS A.V.V.	22,269,496	0.971
FEBRES PÉREZ JOSÉ ALBERTO	**1,000**	**0.000**
CORPORACIÓN INFISA, C.A.	1,000	0.000
GARCÍA OSCAR	**30,915,757**	**1.348**
ACTIVALORES SOC. DE CORRETAJE, S.A.	25,000	0.001
ACTIVALOES SOCIEDAD DE CORRETAJE A	30,890,757	1.347
GOMEZ RUIZ GUSTAVO	**17**	**0.000**
WHITE SOUL CORP.	17	0.000
GONZALEZ NELLY	**1,256,716,543,**	**54.783**
ARMANECA BIENES Y RAICES, C.A.	16	0.000
ARMANECA BIENES Y RAICES, C.A.	48,437,564	2.111
BROWN BROTHERS HARRIMAN & CO.	140,000,000	6.103
CLARIDGE, LTD	350,000,000	15.257
CONSTRUCTORA TRAMONTANA, C.A.	182,400	0.008
ENTREMENTES, C.A.	20,000	0.001
FUNDACIÓN CARLOS DELFINO	100,511,658	4.381
INMOBILIARIA ARA, S.A.	33,600	0.001
INMOBILIARIA LA ONSEDONIA, C.A.	5,726,851	0.250
INVERSIONES 199, C.A.	400,000	0.017
INVERSIONES 218177, C.A.	3,000,000	0.131
INVERSIONES 222, C.A.	1,139,510	0.050
INVERSIONES 2838, C.A.	808,900	0.035
INVERSIONES 2838, C.A.	91,100	0.004
INVERSIONES 301130	976,890	0.043
INVERSIONES 301130, C.A.	20,456,474	0.892

INTERPRETE PUBLICO JUDITH Y. HERNANDEZ MORA ...ELA

Shareholder's Name	Number of Shares	
INVERSIONES 85735, LTD	144,939,746	6.318
INVERSIONES 98618680, C.A.	1,600,000	0.070
INVERSIONES CESCARSA, C.A.	300,000	0.013
INVERSIONES KHAFRE, C.A.	1,821,456	0.079
INVERSIONES PALMIRA, C.A.	126	0.000
INVERSIONES TALBOT,C.A.	3,907,906	0.170
INVERSIONES VEIQUEVE, S.A.	127,600	0.006
LLF CAPITALES, C.A.	85,350	0.004
MILANASA LLC	169,433,930	7.386
PARONI MAURY CARLOS HENRIQUE JOSÉ	6,200,000	0.270
PAPARONI MICALE FERNANDO	21,000	0.001
PAPARONI MICALE FERNANDO CESAR	679,000	0.030
PAPARONI SÁNCHEZ GUSTAVO	112,000	0.005

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:04/25/ Ilegible

SATACORP PAGE: 3

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Detailed)

Shareholder's Name	Number of Shares	%
PAPARONI SANCHEZ SILVIA	112,000	0.005
PROMOCIONES CATETO, S.A.	200,000	0.009
SÁNCHEZ DE PAPARONI MARÍA CRISTINA	112,000	0.005
TÉCNICA ARENAZO, C.A.	22,000	0.001
THREE D INTERNC. MARKETING, INC	29,000	0.001
THREE-D INTERNATIONAL MARKETING, INC	189,945,920	8.280
VETA HOLDINGS AVV	65,175,046	2.841

Shareholder's Name	Number of Shares	%
MONTAÑA DE ZAPATA JACQUELINE	**23,572,500**	**1.028**
CORPORACIÓN ANDINA DE FOMENTO	23,572,500	1.028
REZNICEK HANY	**4,230,114**	**0.184**
INVERSIONES PENMAY, C.A.	4,230,114	0.184
RIVAS RAMÓN	**477,773,413**	**20.827**
BEAR STERNS SECURITIES CORP.	5,979,771	0.261
FONDO MUTUAL DE VENEZUELA, F.M.I.C.A.	34,042	0.001
FONDO MUTUAL DE VENEZUELA. FONDO MUT	1,500,000	0.065
NATSCUMCO (NOMINEE FOR CITIBANK NA	470,259,600	20.499
SALAS DELFINO PEDRO PABLO	**47,345,234**	**2.064**
INVERSIONES RODANO, C.A.	47,345,234	2.064
TRAVIESO CARLOS	**1,394,606**	**0.061**
INVERSIONES 7426, S.A.	1,394,606	0.061
Total shares represented =>	1,986,529,745	86.596
Total quorum shares =>	1,994,260,655	86.933

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:04/25/ Illegible

SATACORP PAGE: 1

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

Shareholder's Name	Number of Shares	%
ABRAHIM KATOON HAROON		
Own shares : ⇒	10,000	0.000
Represented shares : ⇒	0	0.000
Total shares : ⇒	10,000	0.000
ALVAREZ DE RODRIGUEZ HAYDEE JOSEFIN		

PUBLICO
JUDITH X. HERNANDEZ MOR...

Represented shares	: ⇒	0	0.000
Total shares	: ⇒	2,598,940	0.113
ALVAREZ VICTOR			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	38,395,505	1.674
Total shares	: ⇒	38,395,505	1.674
ALVAREZ VICTOR			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	6,518,750	0.284
Total shares	: ⇒	6,518,750	0.284
AYALA USECHE RICARDO ALFREDO			
Own shares	: ⇒	69,736	0.003
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	69,736	0.003
AÑEZ DELFINO GUSTAVO			
Own shares	: ⇒	70,000	0.003
Represented shares	: ⇒	46,710,174	2.036
Total shares	: ⇒	46,780,174	2.039
DELFINO TERESITA			
Own shares	: ⇒	78,750	0.003
Represented shares	: ⇒	26,454,262	1.153
Total shares	: ⇒	26,533,012	1.157
DELFINO VERÓNICA			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	26,501,870	1.155
Total shares	: ⇒	26,501,870	1.155
FEBRES PEREZ JOSÉ ALBERTO			
Own shares	: ⇒	11,302	0.000
Represented shares	: ⇒	1,000	0.000

JUDITH X. HERNANDEZ

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

Shareholder's Name		Number of Shares	%
GARCIA OSCAR			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	30,915,757	1.348
Total shares	: ⇒	30,915,757	1.348
GOMEZ ARRAIZ ROSA ELENA			
Own shares	: ⇒	3,438,860	0.150
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	3,438,860	0.150

Shareholder's Name		Number of Shares	%
GOMEZ RUIZ GUSTAVO			
Own shares	: ⇒	1,252,072	0.055
Represented shares	: ⇒	17	0.000
Total shares	: ⇒	1,252,089	0.055
GONZALEZ NELLY			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	1,256,716,543	54.783
Total shares	: ⇒	1,256,716,543	54.783
HEREDIA JUAN BAUTISTA			
Own shares	: ⇒	45,000	0.002
Represented shares	: ⇒	0	0.000

INTERPRETE PUBLICO
JUDITH X. HERNANDEZ

Shareholder's Name		Number of Shares	%
MARQUEZ BUSTAMANTE IVAN ANTONIO			
Own shares	: ⇒	1,000	0.000
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	1,000	0.000
MONTAÑA DE ZAPATA JACKELINE			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	23,572,500	1.028
Total shares	: ⇒	23,575,500	1.028
PAUL ALFREDO LUIS			
Own shares	: ⇒	5,250	0.000
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	5,250	0.000
RESNICEK HANY			
Own shares	: ⇒	130,200	0.006
Represented shares	: ⇒	4,230,114	0.184
Total shares	: ⇒	4,360.314	0.190

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:04/25/ Illegible

SATACORP PAGE: 3

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

Shareholder's Name		Number of Shares	%
RIVAS RAMON			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	477,773,413	20.827
Total shares	: ⇒	477,773,413	20.827
SALAS DELFINO GUILLERMO ALEJAND			

INTERPRETE PUBLICO

Represented shares : ⇒	0	0.000
Total shares : ⇒	8,400	0.000
SALAS DELFINO PEDRO PABLO		
Own shares : ⇒	0	0.000
Represented shares : ⇒	47,345,234	2.064
Total shares : ⇒	47,345,234	2.064
TRAVIESO CARLOS		
Own shares : ⇒	0	0.000
Represented shares : ⇒	1,394,606	0.061
Total shares : ⇒	1,394,606	0.061
ZABALA VELIZ EUNICES JOSEFINA		
Own shares : ⇒	10,000	0.000
Represented shares : ⇒	0	0.000
Total shares : ⇒	10,000	0.000
ZAMBRANO AGUILAR ELY ALEJANDRO		
Own shares : ⇒	1,400	0.000
Represented shares : ⇒	0	0.000
Total shares : ⇒	1,400	0.000
Total General Shares : ⇒	1,994,260,655	86.933

EL NACIONAL.

No. 21.411 SUNDAY April 13, 2003

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-In Bs. 22,940,094,240.00

NOTIFICATION

Shareholders of this company are hereby convened for the **General Shareholders' Meeting** to be held **at 3:00 p.m., on April 25, 2003** in our premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the

1) Considering the Financial Statements corresponding to the fiscal year that goes from January 1 to December 31, 2002 in view of the reports by the Board of Directors and the Statutory Auditors.
2) Appointing the Main Statutory Auditors and their corresponding Substitutes and decide upon their remuneration.
3) Considering the proposal by the Board of Directors that the company keeps acting as an Authorized Capital Company (S.A.C.A.), establishing as Authorized Capital double of the Capital Subscribed and Paid in.
4) Considering and resolving about a project to issue Unsecured Obligations up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.00) or its equivalent in U.S. dollars (US$). If the project is approved, considering and resolving about the appointment and remuneration of a temporary common representative of bondholders and to broadly empower the Board of Directors to define the final characteristics of issuance.
5) Considering and resolving about a project to issue Commercial Papers up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.00) or its equivalent in U.S. dollars (US$). If the project is approved, considering and resolving about the appointment and remuneration of the provisional representative of commercial papers and to broadly empower the Board of Directors to define the final characteristics of the series to be issued under such authorization as well as to vest its powers upon the people it deems convenient.
6) Agreeing upon an ordinary dividend to be allocated among shareholders and delegating to the Board of Directors the dates for registration and payment to shareholders.

Shareholders are hereby informed that the audited Financial Statements, the reports by the Statutory Auditors, the matters of the Statutory Auditors and other documents related herein have been at their disposal at the company premises from March 29, 2003.

Caracas, April 13, 2003.


INTERPRETE
PUBLICO

EL UNIVERSAL

National Award of Journalism, Mention Design – SND Excellence Award

Sunday, April 13, 2003. Caracas, Venezuela – Year XCIV – No.33.677 – Legal Deposit PP-I9090IDF43

No. 21.411 SUNDAY April 13, 2003

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-In Bs. 22,940,094,240.00

NOTIFICATION

Shareholders of this company are hereby convened for the **General Shareholders' Meeting** to be held **at 3:00 p.m., on April 25, 2003** in our premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purposes:

1) Considering the Financial Statements corresponding to the fiscal year that goes from January 1 to December 31, 2002 in view of the reports by the Board of Directors and the Statutory Auditors.
2) Appointing the Main Statutory Auditors and their corresponding Substitutes and decide upon their remuneration.
3) Considering the proposal by the Board of Directors that the company keeps acting as an Authorized Capital Company (S.A.C.A.), establishing as Authorized Capital double of the Capital Subscribed and Paid in.
4) Considering and resolving about a project to issue Unsecured Obligations up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.00) or its equivalent in U.S. dollars (US$). If the project is approved, considering and resolving about the appointment and remuneration of a temporary common representative of bondholders and to broadly empower the Board of Directors to define the final characteristics of issuance.

PUBLICO 205
JUDITH Y. HERNANDEZ MORA

equivalent in U.S. dollars (US$). If the project is approved, considering and resolving about the appointment and remuneration of the provisional representative of commercial papers and to broadly empower the Board of Directors to define the final characteristics of the series to be issued under such authorization as well as to vest its powers upon the people it deems convenient.

6) Agreeing upon an ordinary dividend to be allocated among shareholders and delegating to the Board of Directors the dates for registration and payment to shareholders.

Shareholders are hereby informed that the audited Financial Statements, the reports by the Statutory Auditors, the matters of the Statutory Auditors and other documents related herein have been at their disposal at the company premises from March 29, 2003.

Caracas, April 13, 2003.

For the **BOARD OF DIRECTORS**.

CARLOS DELFINO T. President.---

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Subsidiaries

Report by the Independent Public Accountants

Consolidated Financial Statements

Years ended at December 31, 2002 and 2001

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Subsidiaries

Table of Content

	Page
REPORT BY THE INDEPENDENT PUBLIC ACCOUNTANTS	1-2
CONSOLIDATED FINANCIAL STATEMENTS IN U.S. DOLLARS FOR THE YEARS ENDED AT DECEMBER 31, 2002 AND 2001:	
Consolidated Balance Sheets	3
Consolidated Income Statements	4
Consolidated Statements of Movements in Equity Accounts	5
Consolidated Cash Flow Statements	6
Notes to the Consolidated Financial Statements	7-24


21
INTERPRETE
PUBLICO

REPORT BY THE INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and the Board of Directors of

Manufacturas de Papel, C.A. (Manpa) S.A.C.A.

We have carried out the audits of the consolidated balance sheets of **Manufacturas de Papel, C.A. (Manpa) S.A.C.A. and Subsidiaries** at December 31, 2002 and 2001, and of the consolidated associated income statements, of flows in equity accounts and of cash flows for the years ended on those dates, which are enclosed herein, stated in U.S. dollars. Preparation of such financial statements is the responsibility of Company management. Our responsibility is to give an opinion about those financial statements based on our audits.

We have carried out our audits pursuant to the audit standards generally accepted in the United States of America. These standards require us to plan and carry out the audit to obtain a reasonable assurance that the financial statements are exempted from material mistakes. An audit includes revision, based on tests, of the evidences supporting the amounts and the disclosures of the financial statements. An audit also includes the evaluation of the accounting principles used and the significant estimations made by the management as well as the thorough evaluation of the entire presentation of the financial statements. We believe our audits provide a fairly base for our opinion.

On this same date, we have separately reported the consolidated financial statements of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Subsidiaries at the same dates and for the same periods, prepared pursuant to the standards to prepare financial statements of entities subject to control by the Venezuelan National Securities Commission, restated in constant bolivars, which are considered main financial statements of the Company. The significant differences between the generally accepted accounting principles in the United States of America (US GAAP) and the aforementioned standards are explained in Note 1 to the consolidated financial statements.

In our opinion, the consolidated financial statements stated in U.S. dollars as aforementioned fairly present, in all their significant aspects, the financial situation of

INTERPRETE PUBLICO

2002 and 2001 and the results of its operations and cash flows for the years ended on those dates, pursuant to the generally accepted accounting principles in the United States of America.

As indicated in Note 19 to the financial statements, the National Executive and the Venezuelan Central Bank agreed on temporarily suspended the foreign exchange commerce in the country from January 21, 2003 as published in Official Gazettes Nos.37.614 and 37.618. From these dates, said institutions set forth by means of a special agreement the standards related to the administration of the foreign exchange system that may be established. As of February 5, 2003 the National Executive and the Venezuelan Central Bank entered into foreign exchange agreements numbers 1 and 2, which set forth the System to Administer Foreign Exchange and establish the foreign exchange rate that will govern the operations set forth in such agreements. At date of this report all the administrative licenses related to operations carried out by the private sector were not issued; therefore, there are no elements allowing to determine the effects, if any, on the financial statements at December 31, 2002 and on future operations of the Company that may arise from these measures.

LARA MARAMBIO & ASOCIADOS

Henry M. Sardo (signed) Illegible.

Public Accountant.

C.P.C. (Certified Public Accountant)No. 10.171

C.N.V. No.S-796

Valencia – Venezuela, February 12, 2003--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2002 AND 2001

(Stated in thousands U.S. Dollars)

	2002	2001
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents (Notes 1, 15 and 16)	9,212	9,564

23
INTERPRETE PUBLICO
JUDITH ... HERNANDEZ MORA

16)	32,628	43,784
Advances to suppliers (Note 15)	1,557	1,928
VAT, net	281	-
Inventory – net (Notes 1 and 4)	27,975	33,099
Expenses paid in advance	336	307
Other current assets – net (Notes 1 and 5)	5,624	13,470
Total Current Assets	77,613	102,152
LONG-TERM SPARE PARTS INVENTORY (Note 4)	3,944	5,332
INVESTMENTS IN AFFILIATES – Net (Notes 1 and 6)	668	950
PROPERTY, PLANT AND EQUIPMENT – Net (Notes 1, 7 and 9)	41,001	89,647
DEFERRED CHARGES AND OTHER ASSETS – Net (Notes 1 and 12)	2,252	943
DEFERRED CHARGES AND OTHER ASSETS – Net (Notes 1 and 8)	2,134	2,262
TOTAL	127,612	201,286
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Promissory notes and bank overdrafts	5,845	617
Current portion of long-term loans (Notes 9 and 15)	4,366	9,452
Current portion of current obligations and commercial papers (Note 10)	1,426	6,188
Documents payable (Notes 15 and 18)	4,608	3,777
Accounts payable (Notes 11 and 15)	36,321	31,200
Accumulated expenses payable (Note 15)	4,151	4,828
Taxes payable (Notes 1 and 12)	1,335	438
Total current liabilities	58,052	56,500
LONG-TERM LOANS (Notes 9 and 15)	[illegible]	[illegible]

INTERPRETE PUBLICO

PROVISION FOR SEVERANCE BENEFITS (Note 1)	4,430	6,351
OTHER LIABILITIES AND DEFERRED CREDITS	60	222
Total liabilities	65,496	74,161
MINORITY INTERESTS	1,684	1,666
SHAREHOLDER'S EQUITY AND COMPREHENSIVE INCOME – As per attached financial statement (Note 1 and 14)	60,432	125,459
TOTAL	127,612	201,286

See notes to the consolidated financial statements

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

FOR THE YEARS ENDED AT DECEMBER 31, 2002 AND 2001

(Stated in thousands U.S. Dollars)

	2002	2001
NET SALES (Note 17)	156,197	206,815
SALES COSTS	103,475	142,239
GROSS INCOME	52,722	64,576
SALES EXPENSES	17,307	28,322
ADMINISTRATIVE EXPENSES AND OVERHEADS	9,191	13,423
	26,498	41,745
OPERATING INCOME	26,224	22,831
OTHER INCOME (DISBURSEMENTS):		
Loss in investment, net	(5,694)	(2,725)
Realization in temporary investments	-	(3,079)
Income from selling assets	4	-
Bank debit tax	(1,304)	-
Others-net	(897)	(2,350)
	(7,891)	(8,154)

Interests expenses	(6,801)	(8,147)
Interests on temporary investments	349	891
Exchange differences – net	(2,203)	1,833
PROFITS BEFORE INCOME TAX	9,678	9,254
TAX PROVISION (Note 12):		
Income tax	1,904	(374)
INCOME BEFORE PROFITS FROM RESULTS IN AFFILIATES AND SUBSIDIARIES	7,774	9,628
PARTICIPATION IN RESULTS FROM AFFILIATES (Note 1)	(639)	(673)
INCOME BEFORE MINORITY INTERESTS	7,135	8,955
MINORITY INTERESTS	(18)	(28)
NET INCOME	7,117	8,927

See notes to the consolidated financial statements.

(Next there is a Consolidated Statement of Flows in equity accounts attached hereto)

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED AT DECEMBER 31, 2002 AND 2001

(Stated in thousands of U.S. Dollars)

	2002	2001
OPERATING ACTIVITIES:	7,117	8,927
Net earnings		
Adjustments to conciliate the net income with the cash provided by the operating activities:		
Participation minority shareholders, net	18	292
Participation in results from subsidiaries and affiliates	639	673
Profits from selling assets	(4)	-
Removal and use of equipment and industrial parts	1,016	1,543
Provision for investments	5,694	(10,387)

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Exchange differences	-	(1,833)
Depreciation	8,811	12,605
Amortization of deferred charges	128	132
Changes in operating assets and liabilities:		
Reduction (increase) in:		
Bills and accounts receivable	(10,813)	3,802
Advances to suppliers and others	(967)	(877)
Inventory	(14,399)	8,823
Expenses paid in advance	(213)	50
Increase (reduction) in:		
Accounts payable	22,665	(4,040)
Accumulated expenses payable	2,181	713
Taxes payable	1,791	(232)
Other liabilities and deferred credits	(274)	(83)
Deferred tax	(1,309)	(3,385)
Provision fro severance benefits, net	1,203	896
Net cash provided for operating activities	23,347	17,790
INVESTMENT ACTIVITIES:		
Sale of property, plant and equipment	(3,399)	(5,957)
Sale of property and equipment	168	-
Sale of net assets forest project	-	23,996
Reduction in deferred charges and other assets	-	77
Net cash provided for (used in) investing activities	(3,231)	18,116
FINANCING ACTIVITIES:		
Increase (reduction) in promissory notes and bank overdrafts	5,228	(4,594)
Reduction of long-term loans	(6,824)	(17,722)
Reduction of outstanding obligations issued	(40)	(6,886)
Increase (reduction) in documents payable	831	(9,694)
Cash dividends	(14,716)	(6,293)

PUBLICO

EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS	(4,947)	(178)
NET REDUCTION IN CASH AND CASH EQUIVALENTS	(352)	(9,461)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	9,564	19,025
CASH AND CASH EQUIVALENTS AT THE END OF YEAR	9,212	9,564

See notes to the consolidated financial statements

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED AT DECEMBER 31, 2002 AND 2001

(STATED IN U.S. DOLLARS)

1. SIGNIFICANT ACCOUNTING POLICIES

The main accounting policies used by the Company to prepare its financial consolidated statements are summarized as follows:

a. *Operations* – The Company was established on March 30, 1950 and its main objective is to produce and commercialize paper in all its ways.

b. *Presentation of financial statements* – The consolidated financial statements were prepared in compliance with the generally accepted accounting principles in the United States of America (US GAAP). However, since it is a Company subject to control by the Venezuelan National Securities Commission, its financial statements shall be prepared according to the standards set forth by such Commission, considered main financial statements.

The most important differences among such principles, with apply to the Company, are described as follows:

Restatement of financial statements – In compliance with the standards to prepare financial entities of entities subject to control by the Venezuelan National Securities Commission, the financial statements are presented at constant bolivars, in order to eliminate the distortion produced by the changes in the price levels in the

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Deferred income tax – The generally accepted accounting principle in Venezuela defers from the US GAAP in regard to the use of the method of deferral to acknowledge the effects of temporary items, and to the treatment of the benefits for the transfer of losses and rebates for investment. The effect of adopting the methodology established by SFAS No.109 to present the consolidated financial statements according to the US GAAP, resulted in a reduction in the net income of the year 2002 amounting to US$2.1 million and in an increase in the net income of the year 2001 amounting to US$3.3 million, and a reduction in the liability and the accrued deficit at December 31, 2002 amounting to US$2.1 million and an increase in the liability and the accrued deficit at December 31, 2001 of US$3.3 million, in comparison to the figures shown pursuant to the Venezuelan accounting principle.

c. *Consolidation* – The consolidated financial statements at December 31, 2002 and 2001 include the accounts of Manufacturas de Papel, C.A. (MANPA) S.AC.A. and its affiliates fully owned: Vencaribbean Paper Products, Ltd. (domiciled in Trinidad and Tobago) and Transporte Alpes, C.A.; and 50% partially owned Manufacturas de Papel de Centroamérica, S.A. (domiciled in Costa Rica).

At December 31, 2002 and 2001 the management agreed to present in other outstanding assets the net assets of affiliates in process of being disposed.

All the significant transactions between companies have been eliminated in consolidation.

d. *Financial statements restated in constant bolivars* – Until December 31, 2001 the consolidated financial statements and their notes were translated considering the U.S. dollar a functional currency, meeting the methodology set forth by SFAS No.52 for countries with hyper-inflationary economies. According to such principles, the consolidated financial statements were translated from the Bolivar, the legal currency in Venezuela, a country where the Company is registered and in operations. This translation

INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA VENEZUELA

making the operation was used and for the income accounts the average of the exchange rates of the corresponding year. The resulting earning or loss from that translation was indicated in the income statement as exchange difference.

Then, in November 2001 the AICPA International Task Force, a Committee of the American Institute of Public Accounts of the U.S.A., concluded that Venezuela, provided that it has an accumulated inflation index for the last three years of less than 100%, should be considered a non-inflationary country from January the 1st, 2002. Based on this conclusion and on the provisions set forth by SFAS No.52, the Company determined the functional currency, everything pursuant to the indicators included in that same period, thus being the local currency the functional currency. Therefore, the financial statements have been translated using the method of current rate where all assets and liabilities are translated to the current exchange rate at the date of report and the entries of the statement of income at the average exchange rate. The profit or loss for translating is included in the shareholders' equity as "Adjustment for accumulated translation."

The amount of non-monetary assets and liabilities at December 31, 2001 was translated to bolivars at the exchange rate at the date of exchange and these amounts were considered the new accounting base to translate these financial statements.

According to EITF 92-8 the difference between the new accounting base and the tax values used from non-monetary assets represent a temporary difference according to SFAS 109 and therefore its shall not be acknowledged (see Note 12).

The exchange rates used fro the translation were the following (Bs. per US$1.00):

	2002	2001
At the beginning of the year	758.00	700.00
At the end of the year	1,403.00	758.00
Average for the year	1,201.63	726.10
Inflation of the year	85.09%	8.28%

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e. *Cash and cash equivalents* – For the purposes of preparing the cash flow statement, the Company considers as cash equivalents the investments in term deposits with maturity of less than three (3) months.

f. *Investments* – Permanent investments in affiliates where there is a participation between 20% and 50% and the investment in the 100% owned affiliate Inmuebles 310350, C.A. (see Note 5) are presented at cost adjusted with the participation of the Company in the retained earnings of those companies from the date of its acquisition, when these are significant. Investments in companies where participation is less than 20% are presented at cost adjusted for inflation, and cash dividends are treated as income in the year they are received.

The excess of cost of acquisition on the book value of net assets at the date of acquisition of affiliates, non identified with specific assets, is prepaid by the method of direct line in a term of 20 years.

g. *Inventories* – At December 31, 2002 inventories have been presented at an average cost translated at the current exchange rate at the date of closure. Inventories at December 31, 2001 have been presented at the estimated average cost translated at the historical exchange rate of acquisition, which do not exceed their market value.

h. *Property, plant and equipment* – The property, plant and equipment are presented at the cost of acquisition, translated to the current exchange rate. Depreciation is calculated based on the straight-line method on the useful life originally estimated for the different assets. It is a Company policy to capitalize costs related to installation and setting up of new machinery until achieving its stabilization in the production process, when these are meaningful.

Disbursements for maintenance and repairs are charged to results in the year they are incurred in, while those for renewal or improvements are capitalized.

Property and equipment sold and later leased back have been registered as assets and

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leaseback are deferred and repaid according to the useful life of the corresponding assets. Property and equipment so registered are depreciated by the aforementioned method and base.

The portion of the interest rate applicable to reimbursements related to investment projects is capitalized as additional cost of constructions in progress. This portion is repaid based on the useful life applicable to the assets acquired.

The Company reviews the impairment of fixed assets when the events or circumstances indicate that the book value of an asset may not be recovered. By comparing the book value of assets against the net cash flows the asset is expected to generate the recovery of assets owned and used is made. If each asset is considered impaired, the acknowledged impairment is measured through the amount in excess between the book value and the reasonable market value of assets. Assets being sold are registered at the least value from the book value and the market value less the sale costs.

i. *Provision for severance benefits* – The provision for severance benefits includes 100% of the liabilities related to the rights acquired according to the Organic Labor Law and an additional provision to cover part of the liability for unjustified dismissals.

j. *Deferred income tax* – The deferred income tax is calculated using the method of assets and liabilities on time differences between the entries shown in the balance sheet and the tax base used to determine the income tax. Lending and borrowing income taxes are calculated using the estimated rates of the taxes applicable to the years where temporary differences will be reverted. The effects related to the changes in the tax rates are acknowledged in the results from the fiscal year where they are produced.

k. *Acknowledging income* – Income from sales of tissue, paper, printing paper, writing paper and wrapping paper are registered on an accrued base when copyrights are transferred.

l. *Reasonable value of financial instruments* – The book value of cash and

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accounts payable are close to the reasonable value due to the maturities at short-term of such instruments.

m. *Use of estimates to prepare the financial statements* – The preparation of the financial statements pursuant to the generally accepted accounting principles require the use of estimations by the management, which impact the figures of assets and liabilities, their disclosure, and the amounts of income and expenses. The final results of such estimations may vary.

n. *Comprehensive income* – SFAS No.130 "Comprehensive Income" sets forth the standards to report and disclose comprehensive income and its components in the financial statements. This requires that all entries are acknowledged as per the accounting standards as component of the comprehensive income and reported in a profit and loss statement that is disclosed with the same importance than that of other financial statements. The comprehensive income is made of net earnings and adjustments from converting the foreign currency and is presented in the consolidated statement of changes in shareholders' equity.

o. *Reclassifications* – Some figures of the financial statements at December 31, 2001 have been reclassified for comparison purposes against those of the years ended at December 31, 2002.

2. ADDITIONAL INFORMATION TO THE CONSOLIDATED INCOME STATEMENTS AND CASH FLOWS

During the years ended at December 31 interests and taxes paid were discriminated as follows (in thousands U.S. dollars):

	2002	2001
Interests	5.8	7.7
Taxes	2.0	1.2

3. BILLS AND ACCOUNTS RECEIVABLE

At December 31, the bills and accounts receivable are as follows (in thousand U.S. dollars):

	2002	2001
Commercial	30,324	40,677
Related companies (Note 13)	261	129
Employees	1,793	2,588
Sundry debtors	925	1,016
	33,303	44,410
Less – provision for doubtful accounts	675	626
	32,628	43,784

PÚBLICO JUDITH X. HERNÁNDEZ MORA

4. INVENTORIES

At December 31, inventories comprised the following (in thousand U.S. dollars):

	2002	2001
Finished products	12,908	14,266
In-process products	63	77
Raw materials	6,718	9,638
Spare parts	3,832	7,483
In-transit inventory	4,711	2,443
	28,232	33,907
Less – provision for obsolescence	257	808
	27,975	33,099

During the years ended at December 31, 2002 and 2001 the Company decided to present certain inventories, which seem to be used in a period higher than one (1) year, as long-term spare part inventory.

5. OTHER CURRENT ASSETS

At December 31, the other current assets comprised the following (in thousand U.S. dollars):

	Note	%	2002	2001
Net assets of affiliates in process of disposal:				
Inmuebles 310350, C.A.	(A)	100	16,484	23,033

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH K. HERNANDEZ MORA

Other investments registered at cost:		
Others	31	59
Less – provision for investment	10,891	9,622
	5,624	13,470

(A) Subsidiary established in the year 2000, mainly with contributions of property from the Company. During the year 2001, the Company provided the majority of its investments registered at cost, certain accounts receivable and the option on credits for reducing issuances to be obtained for the forest plantations sold in the year 2001. At December 31, 2002 and 2001 this subsidiary owned property amounting to US$8.7 million presented at value of fast sale according to reports by independent valuation experts as of August 2002, and investments in shares and the option on credits for reducing issuances amounting to US$7.5 million. Property from this subsidiary is collateral for contingent obligations up to US$3 million. At date of issuing these consolidated financial statements, the Company is evaluating the terms under which this investment will be disposed.

6. INVESTMENTS IN AFFILIATES

At December 31, investments in affiliates comprise the following (in thousands bolivars):

	Note	%	2002	2001
Investment registered as per the method of equity participation and excess paid on book value:				
Simco Recycling Corp. Inc.	(A)	50	411	648
Other investments registered at cost:				
Losani, S.A.	(B)	40	80	83
Panamericana de Licencias, S.A.	(B)	40	134	139
Real state investments			43	80
			257	302
			668	950

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(A) The financial statements used to register the equity participation of Simco Recycling Corp. Inc., a subsidiary domiciled in the United States of America is summarized as follows (figures at August 31, in thousand US dollars):

	2002	2001
Current assets	1,320	1,096
Current liabilities	2,194	2,073
Current liabilities	2,339	2,024
Shareholders' equity	(585)	(238)
Total liabilities and shareholders' equity	2,194	2,073
Net loss	(347)	(1,374)

The acquisition value in constant currency of this affiliate resulted in excess on book value amounting to US$0.7 million, which is repaid pursuant to the provisions set forth in the accounting principles. The Company periodically evaluates the realization in excess paid during the acquisition of the subsidiary with the expectations of future cash flows and operating income. Based on its most recent analysis, the Company estimates that the value of investment is realizable.

B) According to the non-audited financial statements, shareholder's equity participation in these companies is not considered significant for the consolidated financial statements; therefore, they are represented at cost.

7. PROPERTY, PLANT AND EQUIPMENT

At December 31, property, plant and equipment are as follows (in thousand U.S. dolalrs):

	Useful life (years)	2002	2001
Buildings	10 to 30	11,110	19,948
Machinery and equipment	7 to 20	102,156	183,375
Vehicles	3 to 6	3,635	3,893
Furniture, fittings and others	5	5,047	8,237

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Less – accumulated depreciation	86,878	134,623
	35,070	80,830
Land lots	3,653	5,898
Constructions in progress	2,278	2,919
	41,001	89,647

For the years ended at December 31, 2002 and 2001 the repair and maintenance expenses of properties, plant and equipment amounted to US$11.3 million and US$13.7 million, respectively.

At December 31, 2002 and 2001 the portion of the interest rate in excess of inflation, capitalized in properties, plant and equipment amounted to US$1.7 million and to US$4.1 million, respectively, net of accumulated amortization. During 2002 and 2001 the Company did not carry out investment projects needing capitalization of interests.

At December 31, 2002 the assets fully depreciated incorporated to the production process amounted to US$70 million.

8. DEFERRED CHARGES AND OTHER ASSETS

At December 31, 2002 and 2001 the deferred charges and other assets are mainly made by trademarks owned by foreign affiliates amounting to US$2.1 million and to US$2.2 million, respectively, net accumulated amortization for US$0.49 million and US$0.38 million, respectively, which are repaid in a period of twenty (20) years.

9. LONG-TERM LOANS

At December 31, the long-term loans are as follows (in thousand U.S. dollars):

	2002	2001
a. Loan from a foreign bank amounting to US$5.05 million, at a variable interest rate (LIBOR + differential) payable in 12 quarterly and consecutive installments of US$420.8 thousand each, from November 23, 1999.	-	1,683
b. Loans from local banks, at variable interest rates, with terms from one and a half (1.5) to two (2) years, and maturities from 2003 to 2004.	5,435	18,857

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Less – current portion	4,366	9,452
	1,069	11,088

The average interests rates arising from loans from local banks ranged between 28.75% and 74.51% for the year 2002 and 15.63% and 30% for the year 2001.

The total amount of capital payments for the next two (2) years from December 31, 2002 is discriminated as follows: US$4.3 million in 2003 and US$1.06 million in 2004.

At December 31, 2002 the Company holds local bank loans amounting to US$3.5 million that include, among others, the following restrictive clauses:

- Constituting a real guarantee on any of its property to assure obligations up to Bs.2,500 million, without prior authorization from the bank.
- Not to exceed US$60 million of financial debt net.
- Immediate loans intended to request if any substantial amendment is made in the Company's shareholder composition, without prior notice to bank.
- Tax property owned without prior written authorization by the bank and in each case.
- In case of liquidation of the investment in Inmuebles 310350, C.A. the Company shall not generate in any case an accounting loss and/or an account receivable in books.
- The borrower and its affiliates and related companies will neither merge nor consolidate with any individual.
- Application of funds received by the borrower for purposes different from those stated in the request.

10. ISSUANCE OF OBLIGATIONS AND COMMERCIAL PAPERS

At December 31, 2002 the outstanding obligations and commercial papers issued are made as follows (in thousand US dollars):

	2002	2001
a. Unsecured bonds at bearer, with maturity at October 30, 2004 with interests at variable rates payable on a monthly basis.	1,885	-
b. Commercial papers with maturity at January 21, 2003 and yielding		

INTERPRETE PUBLICO JUDITH X. HERNANDEZ VENEZUELA

c. Unsecured bonds at bearer, with maturity at November 24, 2001 January 25, 2002 and February 18, 2002, with variable interest rates payable on a monthly basis.	-	6,188
	3,311	6,188
	1,426	6,188
Less – current portion	1,885	-

11.ACCOUNTS PAYABLE

At December 31 accounts payable are as follows (in thousand U.S. dollars):

	2002	2001
Commercial	31,101	26,839
Related companies (Note 13)	3,850	2,693
Others	1,370	1,668
	36,321	31,200

12. TAX PROVISION

Income tax

Income tax at December 31 is summarized as follows (in thousand bolivars):

	2002	2001
Yearly income tax – estimated	2,154	3,852
Deferred income tax	(89)	(3,385)
Less – rebate for investments in property, plant and equipment and credit carryforwards from business assets tax	(161)	(841)
	1,904	(374)

For the years ended at December 31, 2002 and 2001 the effective rate for the income tax expense is different from the tax rate applicable to income before taxes. The nature of this difference comes from permanent entries related to the setting of the taxable income, mainly, the equity participation of investments, dividends and interests exempted as well as the effects from tax adjustment for inflation.

Pursuant to the tax regulation in effect, from the year 2000 taxpayers subject to income

INTÉRPRETE PUBLICO JUDITH X. HERNANDEZ MORA

the exports made, and their costs for the goods and services acquired from parties linked abroad according to some of the methods set forth in such legislation. The Company is in process of studying the transfer prices required to document the aforementioned transactions abroad. Due to the nature and volume of transactions with related parties, the Company management deems that there will be no significant effect in the consolidated financial statements.

Likewise, pursuant to such legislation, the Company may transfer rebates for new investments in property and equipment, and the operating tax losses, different from those originated from the tax adjustment for inflation, until three (3) years following the fiscal year in which they are incurred. The tax effect deductible non-compensated from the tax adjustment for inflation shall be transferred until the next following year to that fiscal year when it is actually incurred.

Besides, the aforementioned legislation sets forth, among other provisions, the Tax on Dividends, the net enrichment from a foreign source under the World Income System and those obtained from investments or participations under the International Tax Transparency System effective from January 1, 2001.

Deferred tax

The Deferred tax indicates the impact on temporary differences between the amounts of assets and liabilities registered according to the accounting basis indicated in Note 1, and those included to determine the income tax pursuant to the tax legislation in effect.

The composition of the effect of entries considered determining the tax deferred at December 31 is shown below (in thousands U.S. dollars):

	2002	2001
Capitalized losses for accounting purposes:		
Assets for deferred tax:		
Difference between the accounting base and the tax base of fixed assets	19,771	-
Provisions and allowances	3,676	3,897
Less – valuation reserve	19,771	49

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Liability for deferred tax		
Depreciation of leasing likely to capitalize	1,010	2,120
Installation costs and setting up of projects	26	520
Others	388	265
	1,424	2,905
	2,252	943

Pursuant to the provisions of SFAS No.109 at December 31, 2002 and 2001 the Company established a valuation reserve corresponding to the portion it deems non-realizable of the assets by deferred tax. Realization of the lending deferred tax will depend on future tax results. The Company estimates that is very likely that such asset is realizable; however, final realization of it may be negatively impacted by variables not managed or not anticipated at this moment.

Business Assets Tax

The Business Assets Tax Law sets forth a tax of one per cent (1%) on the average value of the tangible and intangible assets adjusted for inflation. The tax to pay as per this Law will be the amount in excess of the total income tax in the fiscal year, if any. In case the amount of the income tax is less than the business asset tax the excess shall be transferred as credit on the income tax from the three immediate next fiscal years. At December 31, 2002 the Company and its subsidiaries do not hold transferable credits of business assets tax.

13. TRANSACTIONS WITH RELATED COMPANIES

During the years 2002 and 2001 the Company and its subsidiaries made the following significant transactions with related companies, during the regular course of its operations (in thousand U.S. dollars):

	2002	2001
Inventory sales	189	2,813
Inventory purchases	8,059	4,256
Charges for power consumption	9,091	7,274

The following balances receivable and payable (in thousand U.S. dollars) arose from

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	2002	2001
Short-term accounts receivable		
Corporación Industrial de Energía, C.A.	152	21
J.C. Papeleras, C.A.	108	76
Agroindustrial Mandioca, C.A.	-	21
Turboven Cagua Company Inc.	-	6
Turbogeneradores de Venezuela, C.A.	-	4
Agropecuaria Mandioca, C.A.	1	1
	261	129
Short-term accounts payable		
Turbogeneradores Maracay, C.A.	2,275	632
Inmuebles 310350, C.A.	609	94
Losani, S.A.	300	997
Simco Recycling Corp. Inc.	290	152
Seinforca, C.A.	281	246
Turboven Maracay Company Inc.	89	
Turboven Cagua Company Inc.	3	-
Agroindustrial Mandioca, C.A.	3	-
	3,850	2,693

14. SHAREHOLDER'S EQUITY

Capital stock

The Legal capital stock of the Company is made of 2,294,009,424 common shares of Bs. 10 each, fully subscribed and paid in, which includes 1,147,004,712 shares issued by a decree of dividends as of November 25, 1996 through a partial capitalization of the account "Net balance updated for future increases of capital", which is shown in the financial statements restated in current values of the Company, pursuant to the Venezuelan accounting principles. For the purposes of the financial statements presented pursuant to US GAAP, the capital stock shown in the equity accounts at December 31, 2002 and 2001 do not included the capital increase, which is exclusively

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Legal Reserve

The Code of Commerce sets forth the provisions of 5% of the net earnings of the company to create the legal reserve until this latter reaches at least 10% of the capital stock. This reserve will not be distributed as dividends.

Cash dividends

As of February 14, 2002 the Shareholders' Meeting agreed to decree a cash dividend of Bs.2.00 per share, for a total of Bs.4.6 million (US$3.2 million). As of April 18, 2002 the Shareholders' Meeting agreed to decree an extraordinary cash dividend of Bs.2.00 per share, for a total of Bs.4.6 million (US$3.2 million). Likewise, as of October 9, 2002 the Shareholders' Meeting agreed to decree an extraordinary cash dividend of Bs.5.00 per share, for a total of Bs.11,4 million (US$8.1 million).

As of April 27, 2001 the Shareholders' Meeting agreed to decree a cash dividend of Bs.1.00 per share, for a total of Bs.2,2 million (US$3.3 million). Likewise, as of November 16, 2001 the Shareholders' Meeting agreed to decree an extraordinary cash dividend of Bs.1.00 per share, for a total of Bs. 2,2 million (US$3.4 million).

Retained earnings

At December 31, 2002 and 2001 the accumulated deficit includes US$1.7 million and US$1.1 million of retained earnings from affiliates, which will be available when the affiliates decree them as dividends, respectively.

15. ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Below the monetary assets and liabilities in foreign currency at December 31, 2002 and 2001 are described and converted at the exchange rate of Bs.1,403.00 and Bs.758.00 per US$1.oo respectively, pursuant to the free currency exchange market:

	(In thousands US$)	
	2002	2001
Assets:		
Cash and temporary investments	1,710	3,893
Commercial accounts receivable	19,144	30,930
Accounts receivable related companies	104	95

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Advances to suppliers and sundry debtors	1,775	265
	24,526	37,771
Liabilities:		
Promissory notes and bank overdrafts	5,845	616
Current issued obligations	3,311	6,188
Commercial accounts payable	7,851	8,231
Accounts payable related companies	3,260	1,544
Accumulated expenses payable and others	2,214	6,287
Long-term loans	5,435	18,856
Severance benefits	4,430	6,351
	32,346	48,073

16. CONCENTRATION OF CREDIT RISK

The financial instruments that partially subordinate the Company to credit risk concentrations are mainly in temporary investments in cash and commercial accounts receivable. The Company places its temporary investments in different financial institutions and as per policy limits the amount of credit risk. The credit risk concentrations in regard to accounts receivable are limited due to the great number of clients the Company has. At December 31, 2002 and 2001 the Company does not have significant credit risk concentrations different from those indicated above.

17. INFORMATION BY BUSINESS SEGMENTS

The Company and its affiliates operate in the following business segments:

Printing, writing and wrapping paper

The production of this business segment is basically oriented to manufacturing any kind of paper Bond, Bristol, Register, MF and MG type, among others. Commercialization is made to great extent as final products such as: bags, sacks, rams, four quires of letter paper, notebooks, envelopes, and other products.

Tissue paper

Tissue paper plant produces several degrees o this type of paper, which are converted in final products such as: hygienic paper, towels, napkins and facial tissue at Maracay

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JUDITH X. HERNANDEZ MORA

The relevant information for each segment for the years ended at December 31 is as follows (in thousand U.S. dollars):

	2002	2001
Net sales:		
Printing, writing and wrapping paper		
Domestic market	61,388	93,425
Exports	16,752	13,573
	78,140	106,998
Tissue paper		
Domestic market	62,722	84,115
Exports	15,335	15,702
	78,057	99,817
	156,197	206,815
Operating earnings:		
Printing, writing and wrapping paper	8,825	5,508
Tissue paper	17,399	17,323
	26,224	22,831
Assets identifiable at the end of the year:		
Printing, writing and wrapping paper	56,190	89,496
Tissue paper	63,526	101,201
Corporate assets	7,896	10,589
	127,612	201,286

18. COMMITMENTS AND CONTINGENCIES

Bonds and guarantees granted

In order to guarantee the obligations owed by subsidiary companies, the Company has granted bonds in favor of bank institutions amounting to US$0.02 million.

At December 31, 2002 the Company maintains credits transferred to financial institutions amounting to US$1.7 million to guarantee financing of export operations made to

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subsidiary companies. These credits are presented as part of the documents payable at that date.

In virtue of the sales contract of assets related to forest projects, the subsidiary Inmuebles 310350, C.A. became jointly guarantor and main payer of the Company concerning the purchaser to guarantee this latter all and each of the obligations accepted by the Company. Such bond is limited to the amount of US$2,3 million. If no complaint is made, on April 30, 2003 it will be reduced to US$1 million and on April 30, 2005 it will be reduced to US$0.350 million being such bond definitely due then. In order to guarantee the aforementioned bond, the subsidiary granted a first-degree mortgage from purchaser up to US$3 million on real estate of its property constituted by floors 4 and 5 of Torre Country Club. Likewise, it has been agreed that in the case of selling levied property, this bond will be replaced by a guarantee on the securities listed in the Caracas Stock Exchange.

Open Letters of Credits

The Company has requested opening letters of credit with financial institutions to acquire raw materials and supplies. At December 31, 2002 the open letters of credits for these concepts amount to US$0.32 million.

Contingencies

The tax and labor authorities have determined certain tax deficiency claims and complaints against the Company amounting to US$2.37 million in relation to which the relevant brief of reply to charges have been filed. The Company and its legal advisors consider that there are enough grounds to claim these deficiency claims and believe that the final resolution will not have significant effects on the consolidated financial statements.

At December 31, 2002 and 2001 the appeals of foreign currency reimbursement to Banco Central de Venezuela amounting to US$1,8 million presented by the Treasury (currently the Ministry of Finance) are being decided at the Supreme Tribunal of Justice. The Company and its legal advisors are of the opinion that there are enough grounds to


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PUBLICO

19. FURTHER EVENTS

Outstanding obligations issued

As of January 21, 2003 the Company fully paid the existing commercial papers at December 31, 2002.

Political, financial and social situation

As a result of the political, social and financial situation the country is going through, certain significant sectors of the national economy are impacted and may lead to further consequences. These situations could impact directly or indirectly in the future Company operations.

Financial Measures

Exchange control – As of January 21, 2003 the National Executive and the Venezuelan Central Bank agreed to suspend the commerce of foreign exchange in the country for five (5) bank business days, as published in Official Gazette No.37.614. The agreement mention that these bank institutions will dictate, through a special covenant, the regulations related to the administration of the foreign exchange system that may be established. As of January 27, 2003 the National Executive and the Venezuelan Central Bank agreed to extend until February 5, 2003 the aforementioned suspension, as published in Official Gazette No.37.618.

As of February 5, 2003 the National Executive and the Venezuelan Central Bank entered into Exchange Agreements numbers 1 and 2, which set forth the Regime to Administer Foreign exchange as well as the foreign exchange that will govern the operations established in such agreements, respectively. Among other aspects, the aforementioned agreements set forth the following:

- The Venezuelan Central bank will centralize the purchase and sale of foreign exchange in the Country, under the terms set forth in the agreements entered into o about to be entered into.
- The Commission to Administer Foreign Exchange (CADIVI) is created, which is in charge of coordinating, administering, controlling and establishing the requirements, procedures and restrictions required to carry out such agreement.

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- Foreign exchange are set from the effectiveness of the aforementioned agreements in Bs.1,596/US$1.00 to purchase and Bs.1,600/ US$1.00 to sell.

On that same date, the Presidency of the Republic issued Decree No.2,302 that establishes the general operation framework of CADIVI and the Standards to Administer and Control Foreign Exchange. According to the provisions of the aforementioned decree, the President of the Republic, in Council of Ministers, will approve the general guidelines to distribute the amount of foreign exchange to be allocated to the foreign exchange market, heard the opinion of CADIVI, according to the budget of foreign exchange that will be established to apply the foreign exchange agreement. Likewise, such decree sets forth, among other provisions, that the acquisition of foreign exchange will be subject to the prior registration of the interested party in the records of users and the authorization to participate in the foreign exchange regime, with the documents and other requirements to be established by CADIVI. (See Note 15).

Next, the administrative licenses related to the administration of foreign exchange corresponding to imports and exports have been issued. At date, not all the administrative licenses related to operations carried out by the private sector have been issued; therefore, there are no elements allowing for determining the effects, if any, on the consolidated financial statements at December 31, 2002.

Price control – As of February 6, 2003 the National Executive decreed a price control on the goods and services of first need, including certain products manufactured by the Company.

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Subsidiaries

Report by the Independent Public Accountants

Consolidated Financial Statements

Years ended at December 31, 2002 and 2001

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Subsidiaries

Table of Content

Page

REPORT BY THE INDEPENDENT PUBLIC ACCOUNTANTS 1-2

48
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JUDITH Y. HERNANDEZ MORA

BOLIVARS FOR THE YEARS ENDED AT DECEMBER 31, 2002 AND 2001:

Consolidated Balance Sheets 3

Consolidated Income Statements 4

Consolidated Statements of Movements in Equity Accounts 5

Consolidated Cash Flow Statements 6

Notes to the Consolidated Financial Statements 7-23

SUPPLEMENTARY INFORMATION – CONSOLIDATED FINANCIAL STATEMENTS STATED IN HISTORICAL BOLIVARS FOR THE YEARS ENDED AT DECEMBER 31, 2002 AND 2001:

Consolidated Balance Sheets 24

Consolidated Income Statements 25

Consolidated Statements of Movements in Equity Accounts 26

Consolidated Cash Flow Statements 27

[Letterhead of Deloitte & Touche]

REPORT BY THE INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and the Board of Directors of

Manufacturas de Papel, C.A. (Manpa) S.A.C.A.

We have carried out the audits of the consolidated balance sheets of **Manufacturas de Papel, C.A. (Manpa) S.A.C.A. and Subsidiaries** at December 31, 2002 and 2001, and of the consolidated associated income statements, of flows in equity accounts and of cash flows for the years ended on those dates, which are enclosed herein, stated in constant bolivars. Preparation of such financial statements is the responsibility of Company management. Our responsibility is to give an opinion about those financial statements based on our audits.

We have carried out our audits pursuant to the audit standards generally accepted in Venezuela. These standards require us to plan and carry out the audit to obtain a reasonable assurance that the financial statements are exempted from material mistakes. An audit includes revision, based on tests, of the evidences supporting the amounts and the disclosures of the financial statements. An audit also includes the

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management as well as the thorough evaluation of the entire presentation of the financial statements. We believe our audits provide a fairly base for our opinion.

The Company is subject to control by the National Securities Commission; therefore, the financial statements are presented in compliance with the standards for preparing financial statements set forth by such Commission. Main differences applicable to the Company, among the standards abovementioned and the accounting principles generally accepted in Venezuela, are explained in Note 1 to the consolidated financial statements.

In our opinion, the consolidated financial statements aforementioned reasonably state, in all their significant aspects, the financial situation of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Subsidiaries at December 31, 2002 and 2001 and the results of its operations and cash flows for the years ended on those dates, pursuant to the standards set forth for preparing financial statements of entities subject to control by the National Securities Commission.

As indicated in Note 19 to the financial statements, the National Executive and the Venezuelan Central Bank agreed on temporarily suspended the foreign exchange commerce in the country from January 21, 2003 as published in Official Gazettes Nos.37.614 and 37.618. From these dates, said institutions set forth by means of a special agreement the standards related to the administration of the foreign exchange system that may be established. As of February 5, 2003 the National Executive and the Venezuelan Central Bank entered into foreign exchange agreements numbers 1 and 2, which set forth the System to Administer Foreign Exchange and establish the foreign exchange rate that will govern the operations set forth in such agreements. At date of this report all the administrative licenses related to operations carried out by the private sector were not issued; therefore, there are no elements allowing to determine the effects, if any, on the financial statements at December 31, 2002 and on future operations of the Company that may arise from these measures.

Our audits were made in order to state an opinion about the consolidated financial statements in constant bolivars, taken as a whole. Pages 24 to 27 include, for the

INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

December 31, 2002 and 2001 prepared on a historical cost base, thus complying with the provisions of the National Securities Commission. Such financial statements have been subject to the audit procedures applied to the audits of financial statements restated in constant bolivars and, in our opinion, are reasonably presented in all their substantial matters pursuant to the accounting bases described in Note 1 to the financial statements.

LARA MARAMBIO & ASOCIADOS

Henry M. Sardo (signed) Illegible.

Public Accountant.

C.P.C. (Certified Public Accountant)No. 10.171

C.N.V. No.S-796

Valencia – Venezuela, February 12, 2003--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2002 AND 2001

RESTATED IN CONSTANT BOLIVARS AT DECEMBER 31, 2002

(Stated in thousands of Bs.)

	2002	2001
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents (Notes 1, 15 and 16)	12,922,285	11,772,004
Bills and accounts receivable – net (Notes 3, 15 and 16)	45,777,149	42,222,662
Advances to suppliers (Note 15)	2,596,014	1,920,989
Inventory – net (Note 1 and 4)	41,885,742	31,908,690
Expenses paid in advance	515,177	292,747
Other current assets – net (Notes 1 and 5)	9,916,112	21,193,914
Total Current Assets	113,612,479	109,311,006
LONG-TERM SPARE PARTS INVENTORY (Note 4)	6,658,447	5,153,012
INVESTMENTS IN AFFILIATES – Net (Notes 1 and 6)	4,386,111	5,955,350

PUBLICO

	2002	2001
1, 7 and 9)	354,409,133	294,610,345
DEFERRED CHARGES AND OTHER ASSETS – Net (Notes 1 and 8)	1,274,772	1,313,415
TOTAL	480,340,942	416,343,128
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Promissory notes and bank overdrafts	8,200,000	613,659
Current portion of long-term loans (Notes 9 and 15)	6,125,000	9,401,218
Current portion of current obligations and commercial papers (Note 10)	2,000,000	6,155,056
Documents payable (Notes 15 and 18)	6,465,401	3,756,495
Accounts payable (Notes 11 and 15)	50,978,109	30,716,176
Accumulated expenses payable (Note 15)	5,824,525	4,735,949
Taxes payable (Notes 1 and 12)	2,416,642	246,332
Total current liabilities	82,009,677	55,624,885
LONG-TERM LOANS (Notes 9 and 15)	1,500,000	11,028,662
CURRENT OBLIGATIONS ISSUED (Note 10)	2,644,100	-
PROVISION FOR SEVERANCE BENEFITS (Note 1)	6,215,223	6,316,984
OTHER LIABILITIES AND DEFERRED CREDITS	45,629	331,746
Total liabilities	92,414,629	73,302,277
MINORITY INTERESTS	1,066,594	979,902
SHAREHOLDER'S EQUITY – As per attached financial statement (Note 1 and 14)	386,859,719	342,060,949
TOTAL	480,340,942	416,343,128

See notes to the consolidated financial statements

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

FOR THE YEARS ENDED AT DECEMBER 31, 2002 AND 2001

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	2002	2001
NET SALES (Note 17)	207,872,590	204,028,014
SALES COSTS	144,199,877	133,293,100
GROSS INCOME	63,672,713	70,734,914
SALES EXPENSES	25,681,374	28,306,881
ADMINISTRATIVE EXPENSES AND OVERHEADS	12,208,115	13,822,806
	37,889,489	42,129,687
OPERATING INCOME	25,783,224	28,605,227
OTHER INCOME (DISBURSEMENTS):		
Loss in investment, net	(4,353,500)	(7,092,037)
Realization in temporary investments	-	(3,699,278)
Income from selling assets	29,945	-
Others-net	(4,404,003)	(3,831,497)
	(8,727,558)	(14,622,812)
INTEGRAL FINANCING INCOME (COST):		
Interests expenses	(8,517,927)	(8,195,052)
Interests on temporary investments	449,481	897,347
Exchange differences – net	(3,124,657)	(1,711,767)
Monetary earnings from the fiscal year (REME) (Notes 1 and 2)	2,194,590	4,617,082
	(8,998,513)	(4,392,390)
PROFITS BEFORE INCOME TAX	8,057,153	9,590,025
TAX PROVISION (Note 12):		
Income tax	2,865,582	3,107,378
INCOME BEFORE PROFITS FROM RESULTS IN AFFILIATES AND SUBSIDIARIES	5,191,571	6,482,647
PARTICIPATION IN RESULTS FROM AFFILIATES (Note 1)	(3,027,622)	(422,826)
INCOME BEFORE MINORITY INTERESTS	2,163,949	6,059,821
MINORITY INTERESTS	(86,692)	(18,074)

INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

NET INCOME	2,077,257	6,041,747
NET INCOME PER SHARE (2,294,009,424 average shares)(Note 1)	0.91	2.63

See notes to the financial statements.

(Next there is a Consolidated Statement of Flows in equity accounts attached hereto)

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED CASH FLOWS

FOR THE YEARS ENDED AT DECEMBER 31, 2002 AND 2001

RESTATED IN CONSTANT BOLIVARS AT DECEMBER 31, 2002

(Stated in thousands of bolivars)

	2002	2001
OPERATING ACTIVITIES:		
Net earnings	2,077,257	6,041,747
Adjustments to conciliate the net income with the cash provided by the operating activities:		
Participation minority shareholders, net	86,692	18,074
Participation in results from subsidiaries and affiliates	3,027,622	422,826
Profits from selling assets	(29,945)	-
Removal and use of equipment and industrial parts	1,335,869	1,690,073
Provision for investments	5,375,104	10,791,315
Amortization of excess of cost on book value of shares from affiliates	1,244,052	544,054
Exchange difference of documents payable	1,337,698	-
Monetary earnings	(2,194,590)	(4,617,082)
Depreciation	12,235,858	18,430,420
Amortization of deferred charges	34,143	99,146
Changes in operating assets and liabilities (Note 2)	6,323,016	(7,647,088)
Provision for severance benefits, net	1,582,717	1,682,540
Net cash provided for operating activities	32,435,493	27,456,025

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Sale of property, plant and equipment	(3,400,263)	(2,798,294)
Sale of property and equipment	29,945	-
Sale of net assets forest project	-	23,500,596
Reduction in deferred charges and other assets	-	24,533
Net cash provided for (used in) investment activities	(3,370,318)	20,726,835
FINANCING ACTIVITIES:		
Increase (reduction) in promissory notes and bank overdrafts	8,416,074	(4,614,183)
Reduction of long-term loans	(10,060,703)	(17,798,353)
Reduction of outstanding obligations issued	(1,225,302)	(6,915,611)
Increase (reduction) in documents payable	2,724,177	(9,735,207)
Cash dividends	(23,141,352)	(6,299,950)
Net cash used by financing activities	(23,287,106)	(45,363,304)
EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS	(4,627,788)	(3,317,670)
NET INCREASE (REDUCTION) IN CASH AND CASH EQUIVALENTS	1,150,281	(498,114)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	11,772,004	12,270,118
CASH AND CASH EQUIVALENTS AT THE END OF YEAR	12,922,285	11,772,004

See notes to the consolidated financial statements

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED AT DECEMBER 31, 2002 AND 2001

(STATED IN CONSTANT BOLIVARS)

2. SIGNIFICANT ACCOUNTING POLICIES

The main accounting policies used by the Company to prepare its financial consolidated statements are summarized as follows:

a. *Operations* – The Company was established on March 30, 1950 and its

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b. *Presentation of financial statements* – Because it is a Company subject to the control of the National Securities Commission (CNV), its financial statements have to be prepared based on the standards set forth by such Commission. In many aspects, the aforementioned standards and the generally accepted accounting principles in Venezuela are similar. The main differences between such standards and the principles, which apply to the Company, referred to the methodology used to restate the financial statements by the mixed methods and to the procedure used to translate the financial statements of subsidiaries abroad, which are an integral part of the operations carried out by the parent company.

Regarding the methodology aforementioned, until the year 2001 the Company used the provisions of the standards issued by the National Securities Commission, which provided that consumption or sale of inventories and the depreciation expenses to ordinary values have to be registered with the corresponding income accounts, deducting these elements from the income or loss of the year, whereas for the year 2002 the Company accepted the provisions of the Declaration of Accounting Principles No.10 Revised (DPC-10 Revised) only in regard to inventories (see Notes 2d and 2g). The methodology set forth by the National Securities Commission defers from that set forth by the Federation of the Venezuelan College of Public Accountants since this latter sets forth that such values have to be compensated in the results by realizing the results for holding non-monetary assets.

Comparing the result from both methodologies, the one used by the Company makes that the sales cost and the depreciation expense for the years 2002 and 2001 are presented in values of less than Bs.711 million, Bs.12,094 million, Bs.6,301 million and Bs.2,556 million, respectively, without its corresponding compensation in the income result for holding non-monetary assets, indicating an increase in the final results when compared against those that will originate the application of the methodology established in the

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In regard to the procedure used to translate these financial statements from affiliates abroad, which are part of the parent company operations, the Company has been applying the provisions set forth by the National Securities Commission, which established that the financial statements of affiliates abroad shall be translated into bolivars according to the international accounting standards set forth thereon. Consequently, for its incorporation in the financial statements adjusted for the Company inflation, the financial statements of such subsidiaries were translated into bolivars by converting the monetary entries at the current exchange rate while for the non-monetary entries the current exchange at the moment of operation was used, and for the income account the average of exchange rates of the relevant year. The earning or loss resulting from this translation is reflected in the income statement as exchange differences. This procedure differs from that established in the Declaration of Accounting Principles No.15 (DPC-15) issued by the Venezuelan College of Public Accountants, provided that this latter requires from January 1, 2000 that the financial statements of such foreign affiliates are adjusted to the generally accepted accounting principles in Venezuela to then apply the conversion procedure aforementioned, which involves the application of the adjustments for inflation required by the Declaration of Accounting Principles No.10 (DPC-10) issued by such Federation.

The basic difference between both procedures refers to the way of presenting the effects for inflation arising from the financial statements of the affiliates abroad, provided that the generally accepted accounting principles in Venezuela set forth that such effect is recognized in the results of the fiscal year while for the purposes of the standards issued by the National Securities Commission, such effects are presented as a reduction of the initial equity of the Company for the year ended at December 31, 2002. This effect amounts to Bs.364 million approximately.

INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

c. *Consolidation* – The consolidated financial statements at December 31, 2002 and 2001 include the accounts of Manufacturas de Papel, C.A. (MANPA) S.AC.A. and its affiliates fully owned: Vencaribbean Paper Products, Ltd. (domiciled in Trinidad and Tobago) and Transporte Alpes, C.A.; and 50% partially owned Manufacturas de Papel de Centroamérica, S.A. (domiciled in Costa Rica).

At December 31, 2002 and 2001 the management agreed to present in other outstanding assets the net assets of affiliates in process of being disposed.

All the significant transactions between companies have been eliminated in consolidation.

d. *Financial statements restated in constant bolivars* – The Company applied the mixed method to restate its financial statements. This method consists of replacing the measure unit used in a traditional accounting by a constant currency, updated at the date of the financial statements, later incorporating the regular values or the replacement of inventory and property, plant and equipment. The difference between these values generates an equity account called "Result from holding non-monetary assets". The "Consumer Price Index" (CPI) for the metropolitan area of Caracas, published by Banco Central de Venezuela, was used for the purposes of restating.

For the purposes of comparability, the consolidated financial statements and the 2001 explanatory notes in regular costs at that date, were restated in constant bolivars at December 31, 2002 by applying the annual variation in the Consumer Price Index (IPC), except for the financial statements from affiliates domiciled abroad, which are converted into bolivars following the procedure indicated above; therefore, these do not include the effects for inflation of the Venezuelan economy.

From 2002, the DPC-10 Revised set forth that the mixed method will only apply to inventories with seniority higher than 6 months. At December 31,

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The income account for holding non-monetary assets comprises Bs.211,817 million product of the incorporation of the current values of fixed assets in 2002, and Bs.138,810 million in 2001 for incorporating regular values of inventories and fixed assets, less the effects accumulated, non-compensated for the reduction of costs and expenses associated to these accounts, product of the application of the methodology used to restate the financial statements pursuant to the standards set forth by the National Securities Commission, which amount to Bs.102,663 million and Bs.95,627 million at December 31, 2002 and 2001, respectively.

Investments, capital stock, retained earnings and other non-monetary items different from inventory and property, plant and equipment are restated using the factor arising from the CPI from the date when they were acquired or generated. The sales, incomes, expenses and other entries related to monetary items are restated based on the average CPI for the year.

The monetary earning for the fiscal year (REME) is calculated by applying, during the period, the CPI adjustment ratio to monetary assets and liabilities net. It represents the result from exposure to inflation for holding monetary liabilities or assets net during inflation periods.

The Consumer Price Indexes at the beginning, end and average for the years ended at December 31 are the following:

	2002	2001
At the beginning of the year	231,275	205,977
At the end of the year	303,469	231,275
Average for the year	268,630	219,409
Inflation of the year	31.21%	12.28%

e. *Cash and cash equivalents* – For the purposes of preparing the cash flow

INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

f. *Investments* – Permanent investments in affiliates where there is a participation between 20% and 50% and the investment in the 100% owned affiliate Inmuebles 310350, C.A. (see Note 5) are presented at cost adjusted with the participation of the Company in the retained earnings of those companies from the date of its acquisition, when these are significant. Investments in companies where participation is less than 20% are presented at cost adjusted for inflation, and cash dividends are treated as income in the year they are received.

The excess of cost of acquisition on the book value of net assets at the date of acquisition of affiliates, non identified with specific assets, is prepaid by the method of direct line in a term of 20 years.

g. *Inventories* – The inventories at December 31, 2002 have been presented at cost adjusted for inflation, determined by the method of average cost, which does not exceed its recovery value. Inventories at December 31, 2001 stated in current costs at that date were restated in constant bolivars as of December 31, 2002 by applying the annual variation of the Consumer Price Index (CPI), except for the portion of affiliates domiciled abroad, which are presented without the effects for inflation of the Venezuelan economy.

h. *Property, plant and equipment* – The property, plant and equipment (except the furniture and equipment) are presented at the value of valuations made by specialized independent experts in the industry, updated at the date of closure of the financial statements according to the methodology sets forth by the National Securities Commission in regard to the use of devaluation indexes for machinery and equipment and inflation indexes to the rest of assets. These valuations do not have seniority higher than three (3) years.

The furniture, equipment and acquisitions following the date of valuations

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Depreciation is calculated based on the straight-line method on the useful life originally estimated of the different assets.

Disbursements for maintenance and repairs are charged to results in the year they are incurred in, while those for renovation or improvements are capitalized.

Property and equipment sold and later leased back have been registered as assets and the corresponding obligations have been registered as liabilities. The results obtained in the leaseback are deferred and repaid during the useful life of the corresponding assets. Those results obtained from this type of transactions under the area of enforcement of the Declaration of Accounting Principles No. 14 (DPC-14) issued by the Federation of Venezuelan College of Public Accountants are deferred and repaid during the term of the corresponding contract. The property and equipment thus registered are depreciated by the aforementioned method and base.

Property and equipment at December 31, 2001 stated in regular costs at that date were restated in constant bolivars at December 31, 2002 by applying the annual variation in the Consumer Price Index (CPI), except for the portion of affiliates domiciled abroad, which is presented without the effects for inflation of the Venezuelan economy.

The portion of the interest rate exceeding the inflation rate applicable to disbursements related to investment projects is capitalized as additional cost of the constructions in progress. This portion is repaid in view of the useful life applicable to the assets acquired.

i. *Deferred charges* – The expenses incurred in during the period to develop new industrial projects are deferred to be repaid until five (5) years from beginning of operations of such projects, and are updated for inflation taking into account the date of origin based on the CPI.

j. *Transactions in foreign currency* - Transactions in foreign currency are

fiscal year are stated in bolivars using the applicable exchange rates in effect on that date; the resulting exchange differences are carry forward to results.

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k. *Provision for severance benefits* – The provision for severance benefits includes 100% of the liabilities related to the rights acquired according to the Organic Working Law and an additional provision to cover part of the liability for unjustified dismissals.

l. *Income tax* – The tax rebate originated from new investments in property and equipment is treated as a reduction of the income tax provision in the term when such investments are incorporated to the production process.

m. *Use of estimates to prepare the financial statements* – The preparation of the financial statements pursuant to the generally accepted accounting principles require the use of estimations by the management, which impact the figures of assets and liabilities, their disclosure, and the amounts of income and expenses. The final results of such estimations may vary.

n. *Consolidated financial statements prepared on a historical cost base* – The consolidated financial statements stated in bolivars based on a historical cost are prepared pursuant to the bases described to prepare the basic financial statements, except for that referred to the acknowledgment of the effect for inflation since such statements are not subject to recognition.

o. *Net income per share* – The net income per share has been calculated by dividing the net result from the fiscal year by the weighted average of shares issued and outstanding for each year.

p. *Reclassifications* – Some figures of the financial statements at December 31, 2001 have been reclassified for comparison purposes against those of the years ended at December 31, 2002.

2. ADDITIONAL INFORMATION TO THE CONSOLIDATED INCOME STATEMENTS AND CASH FLOWS

The monetary result from the fiscal year (REME) for the years ended at December 31 include the following (in thousand bolivars):

PUBLICO ... HERNANDEZ MORA

	2002	2001
Monetary position at the beginning of the year	(11,637,235)	(65,512,790)
Increase for the year	215,170,583	294,174,049
Reduction for the year	(230,090,181)	(235,681,412)
Monetary position estimated for the year	(26,556,833)	(7,020,153)
Less – actual monetary position at the end of the year	(28,751,423)	(11,637,235)
	(2,194,590)	(4,617,082)

Changes in the operating assets and liabilities as seen in the consolidated statements of cash flows for the years ended at December 31 comprised the following (in thousands of bolivars):

	2002	2001
(Increase) reduction:		
Bills and accounts receivable	(14,221,397)	(630,543)
Advances to suppliers	(1,271,727)	(993,499)
Inventories	(12,389,611)	(2,604,725)
Expenses paid in advance	(279,872)	6,328
Increase (reduction):		
Accounts payable	29,807,995	(3,710,271)
Accumulated expenses payable	2,868,005	705,164
Taxes payable	2,170,310	(335,715)
Other liabilities and deferred credits	(360,687)	(83,827)
	6,323,016	(7,467,088)

The itemization of monetary results of the fiscal year used by activity for the years ended at December 31 is as follows (in thousand bolivars):

	2002	2001
Operating	1,614,345	(2,618,775)
Investing	(4,500)	2,433
Financing	5,212,533	10,551,094
Cash	(4,627,788)	(3,317,670)

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	2,194,590	4,617,082

For the years ended at December 31, interests and taxes paid are detailed as follows (in thousand bolivars):

	2002	2001
Interests	7,671,315	7,648,311
Taxes	2,755,332	1,340,272

3. BILLS AND ACCOUNTS RECEIVABLE

At December 31, the bills and accounts receivable are as follows (in thousand bolivars):

	2002	2001
Commercial	42,544,440	39,131,980
Related companies (Note 13)	365,090	128,434
Employees	2,516,617	2,573,775
Sundry debtors	1,297,862	1,010,815
	46,724,009	42,845,004
Less – provision for doubtful accounts	946,860	622,342
	45,777,149	42,222,662

4. INVENTORIES

At December 31, inventories comprised the following (in thousand bolivars):

	2002	2001
Finished products	19,217,178	14,870,000
In-process products	93,168	373,215
Raw materials	9,879,555	7,474,438
Spare parts	6,464,668	7,529,671
In-transit inventory	6,609,499	2,465,668
	42,264,068	32,712,992
Less – provision for obsolescence	378,326	804,302
	41,885,742	31,908,690

INTERPRETE PUBLICO

During the years ended at December 31, 2002 and 2001 the Company decided to present certain inventories estimated to be used in a period higher than one (1) year, as long-term spare part inventory.

5. OTHER CURRENT ASSETS

At December 31, the other current assets comprised the following (in thousand bolivars):

	Note	%	2002	2001
Net assets of affiliates in process of disposal:				
Inmuebles 310350, C.A.	(A)	100	27,612,437	33,515,135
Other investments registered at cost:				
Others			178,563	178,563
Less – provision for investment			17,874,888	12,499,784
			9,916,112	21,193,914

(B) Subsidiary established in the year 2000, mainly with contributions of property from the Company. During the year 2001, the Company provided the majority of its investments registered at cost, certain accounts receivable and the option on credits for reducing issuances to be obtained for the forest plantations sold in the year 2001. At December 31, 2002 and 2001 this subsidiary owned property amounting to Bs.12,251 million presented at value of fast sale according to reports by independent valuation experts as of August 2002 and Bs.15,572 million presented at market value, respectively, and investments in shares and the option on credits for reducing issuances amounting to Bs.17,822 million. Property from this subsidiary are collateral for contingent obligations up to US$3 million (Bs.4,209 million). At date of issuing these consolidated financial statements, the Company is evaluating the terms under which this investment will be disposed.

6. INVESTMENTS IN AFFILIATES

At December 31, investments in affiliates comprise the following (in thousands bolivars):

	Note	%	2002	2001
Investment registered as per the method				

INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

of equity participation and excess paid on book value:				
Simco Recycling Corp. Inc.	(A)	50	4,064,922	5,629,250
Other investments registered at cost:				
Losani, S.A.	(B)	40	46,026	47,837
Panamericana de Licencias, S.A.	(B)	40	76,599	79,699
Inversiones Inmobiliarias			198,564	198,564
			321,189	326,100
			4,386,111	5,955,350

(B) The financial statements used to register the equity participation of Simco Recycling Corp. Inc., a subsidiary domiciled in the United States of America is summarized as follows (figures at August 31, in thousand US dollars):

	2002	2001
Current assets	1,320	1,096
Current liabilities	2,194	2,073
Current liabilities	2,339	2,024
Shareholders' equity	(585)	(238)
Total liabilities and shareholders' equity	2,194	2,073
(Loss) net income	(347)	(1,374)

The acquisition value in constant currency of this affiliate resulted in excess on book value of Bs.10,888 million (Bs.1,615 million in historical values), which are repaid pursuant to the provisions set forth in the accounting principles The Company periodically evaluated the realization in excess paid during the acquisition of the subsidiary with the expectations of future cash flows and operating income. Based on its most recent analysis, the Company estimates that the value of investment is realizable.

B) According to the non-audited financial statements, the equity participation in these companies is not considered significant for the consolidated financial statements;


INTERPRETE
PUBLICO
JUDITH X. HERNANDEZ MORA

7. PROPERTY, PLANT AND EQUIPMENT

At December 31, property, plant and equipment are as follows (in thousand bolivars):

	Useful life (years)	2002	2001
Buildings	10 to 30	38,615,891	37,331,491
Machinery and equipment	7 to 20	309,634,587	294,237,116
Vehicles	3 to 6	2,799,827	4,136,663
Furniture, fittings and others	5	16,717,571	16,889,231
		367,767,876	352,594,501
Less – accumulated depreciation		28,329,483	72,127,902
		339,438,393	280,466,599
Land lots		10,525,459	11,109,254
Constructions in progress		4,445,281	3,034,492
		354,409,133	294,610,345

Values from property, plant and equipment at December 31, 2002 and 2001 have been determined according to the reports by independent valuating experts as of August 2002 and September 1998, respectively. For the year ended at December 31, 2002 including the new valuation generated an increase in property, plant and equipment and in the result from holding non-monetary assets of Bs.69,792 million.

For the years ended at December 31, 2002 and 2001 the repair and maintenance expenses of properties, plant and equipment amounted to Bs.14,939 million and to Bs.13,823 million, respectively.

At December 31, 2002 and 2001 the portion of the interest rate in excess of inflation, capitalized in properties, plant and equipment amounted to Bs.684 million and to Bs.822 million, respectively, net of accumulated amortization. During 2002 and 2001 the Company did not carry out investment projects needing capitalization of interests.

At December 31, 2002 the assets fully depreciated incorporated to the production process amounted to Bs.216,436 million (to values valuating updated).

8. DEFERRED CHARGES AND OTHER ASSETS

INTERPRETE PUBLICO JUDITH X.

At December 31, 2002 and 2001 the deferred charges and other assets are mainly made by trademarks owned by foreign affiliates amounting to Bs.1,190 million and to Bs.1,265.4 million, respectively, net accumulated amortization for Bs.218.9 million and Bs.212.7 million, respectively, which are repaid in a period of twenty (20) years.

9. LONG-TERM LOANS

At December 31, 2002 the long-term loans are as follows (in thousand bolivars):

a. Local bank loans, at variable interest rates, with terms from one and a half (1.5) to two (2) years and maturity from 2003 to 2004.	7,625,000
Less – current portion	6,125,000
	1,500,000

The average interests rates arising from loans from local banks ranged between 28.75% and 74.51% for the year 2002 and 15.63% and 30% for the year 2001.

The total amount of capital payments for the next two (2) years from December 31, 2002 is discriminated as follows: Bs.6,125 million in 2003 and Bs.1,500 million in 2004.

At December 31, 2002 the Company holds local bank loans amounting to Bs.5,000 million that include, among others, the following restrictive clauses:

- Constituting a real guarantee on any of its property to assure obligations up to Bs.2,500 million, without prior authorization from the bank.
- Not to exceed Bs.60 million of financial debt net.
- Immediate loans intended to request if any substantial amendment is made in the Company's shareholder composition, without prior notice to bank.
- Tax property owned without prior written authorization by the bank and in each case.
- In case of liquidation of the investment in Inmuebles 310350, C.A. the Company shall not generate in any case an accounting loss and/or an account receivable in books.
- The borrower and its affiliates and related companies will neither merge nor consolidate with any individual.
- Application of funds received by the borrower for purposes different from those



INTERPRETE PUBLICO JUDITH Y. HERNANDEZ

10. ISSUANCE OF OBLIGATIONS AND COMMERCIAL PAPERS

At December 31, 2002 the outstanding obligations and commercial papers issued are made as follows (in thousand bolivars):

a. Unsecured bonds at bearer, with maturity at October 30, 2004 with interests at variable rates payable on a monthly basis.	2,644,100
b. Commercial papers with maturity at January 21, 2003 and yielding of 29.50% per year.	2,000,000
	4,644,100
Less – current portion	2,000,000
	2,644,100

During the year ended at December 31, 2002 issuance of commercial papers earned discounts when placed for Bs.137 million.

11.ACCOUNTS PAYABLE

At December 31 accounts payable are as follows (in thousand bolivars):

	2002	2001
Commercial	43,634,357	26,430,115
Related companies (Note 13)	5,442,099	2,678,687
Others	1,901,653	1,607,374
	50,978,109	30,716,176

12. TAX PROVISION

Income tax

Income tax at December 31 is summarized as follows (in thousand bolivars):

	2002	2001
Yearly income tax – estimated	3,090,927	3,943,753
Less – rebate for investments in property, plant and equipment and credit carryforwards from business assets tax	(225,345)	(836,375)
	2,865,582	3,107,378

For the years ended at December 31, 2002 and 2001 the effective rate for the income tax expense is different from the tax rate applicable to income before taxes. The nature of this difference comes from permanent entries related to the setting of the taxable income, mainly, the equity participation of investments, dividends and interests exempted as well as the effects from tax adjustment for inflation.

Pursuant to the tax regulation in effect, from the year 2000 taxpayers subject to income tax who make transactions with parties linked abroad shall determine their income for the exports made, and their costs for the goods and services acquired from parties linked abroad according to some of the methods set forth in such legislation. The Company is in process of studying the transfer prices required to document the aforementioned transactions abroad. Due to the nature and volume of transactions with related parties, the Company management deems that there will be no significant effect in the consolidated financial statements.

Likewise, pursuant to such legislation, the Company may transfer rebates for new investments in property and equipment, and the operating tax losses, different from those originated from the tax adjustment for inflation, until three (3) years following the fiscal year in which they are incurred. The tax effect deductible non-compensated from the tax adjustment for inflation shall be transferred until the next following year to that fiscal year when it is actually incurred.

Besides, the aforementioned legislation sets forth, among other provisions, the Tax on Dividends, the net enrichment from a foreign source under the World Income System and those obtained from investments or participations under the International Tax Transparency System effective from January 1, 2001.

Business Assets Tax

The Business Assets Tax Law sets forth a tax of one per cent (1%) on the average value of the tangible and intangible assets adjusted for inflation. The tax to pay as per this Law will be the amount in excess of the total income tax in the fiscal year, if any. In case the amount of the income tax is less than the business asset tax the excess shall be transferred as credit on the income tax from the three immediate next fiscal years. At

December 31, 2002 the Company and its subsidiaries do not hold transferable credits of business assets tax.

INTERPRETE PUBLICO

13. TRANSACTIONS WITH RELATED COMPANIES

During the years 2002 and 2001 the Company and its subsidiaries made the following significant transactions with related companies, during the regular course of its operations (in approximate thousand bolivars):

	2002	2001
Inventory sales	265,000	2,815,000
Inventory purchases	11,307,000	8,213,000
Charges for power consumption	12,754,000	7,223,000

The following balances receivable and payable (in thousand bolivars) arose from these transactions and from other less important:

	2002	2001
Short-term accounts receivable		
Corporación Industrial de Energía, C.A.	212,595	21,035
J.C. Papeleras, C.A.	151,455	75,781
Agroindustrial Mandioca, C.A.	-	20,425
Turboven Cagua Company Inc.	-	5,590
Turbogeneradores de Venezuela, C.A.	-	4,240
Agropecuaria Mandioca, C.A.	1,040	1,363
	365,090	128,434
Short-term accounts payable		
Turbogeneradores Maracay, C.A.	3,232,627	629,295
Inmuebles 310350, C.A.	854,738	94,110
Losani, S.A.	420,983	991,151
Simco Recycling Corp. Inc.	406,526	151,238
Seinforca, C.A.	394,100	244,221
Turboven Maracay Company Inc.	124,308	568,672
Turboven Cagua Company Inc.	4,688	-
Agroindustrial Mandioca, C.A.	4,129	-

INTERPRETE PUBLICO

	5,442,099	2,678,687

14. SHAREHOLDER'S EQUITY

Capital stock

The Legal capital stock of the Company is made of 2,294,009,424 common shares of Bs. 10 each, fully subscribed and paid in.

As of November 25, 1996 the Board of Directors approved to decree a share dividend of Bs.11,470,047,120 by a partial capitalization of the net updated balance for future capital increases (resulting in funding the accounts of capital adjustments, a result of exposure to inflation (REI) and undistributed earnings made in 1996, pursuant to the Technical Publication No. 14 (PT 14) issued by the Federation of Venezuelan College of Public Accountants, issuing 1,147,004,712 new common shares with a par value of Bs.10 each. According to the provisions by the National Securities Commission this capital increase was distributed as dividends to registered shareholders in the shareholders' book as of January 2, 1997 in order to be allocated and in effect as of January 16, 1997.

As of February 14, 2002 the Shareholders' Meeting approved reclassification of the shareholders' equity entry "Net updated balances for future capital increases" to "Net updated balance of retained earnings for the sole use of payment of dividends in Company shares or in its subsidiaries", everything with the approval of the National Securities Commission as per official communication No.CNV-OP-033 as of February 14, 2002.

Legal Reserve

The Code of Commerce sets forth the provisions of 5% of the net earnings of the company to create the legal reserve until this latter reaches at least 10% of the capital stock. This reserve will not be distributed as dividends.

Cash dividends (stated in historical values at the date of the operation)

As of February 14, 2002 the Shareholders' Meeting agreed to decree a cash dividend of Bs.2.00 per share, for a total of Bs.4,588,018,848. As of April 18, 2002 the Shareholders' Meeting agreed to decree an extraordinary cash dividend of Bs.2.00 per

Shareholders' Meeting agreed to decree an extraordinary cash dividend of Bs.5.00 per share, for a total of Bs.11,470,047,120.

As of April 27, 2001 the Shareholders' Meeting agreed to decree a cash dividend of Bs.1.00 per share, for a total of Bs.2,294,009,424. Likewise, as of November 16, 2001 the Shareholders' Meeting agreed to decree an extraordinary cash dividend of Bs.1.00 per share, for a total of Bs. 2,294,009,424.

Retained earnings

At December 31, 2002 and 2001 the undistributed retained earnings include Bs.1,995 million and Bs.4,355 million of retained earnings from affiliates, respectively, which will be available when the affiliates decree them as dividends. The net income and retained earnings of Manufacturas de Papel, (Manpa), C.A., S.AC.A. amount to Bs.5,564 million and to Bs.6,086 million at December 31, 2002 and to Bs.12,773 million and to Bs.37,079 million at December 31, 2001, respectively.

15. ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Below the monetary assets and liabilities in foreign currency at December 31, 2002 and 2001 are described, registered in bolivars at the exchange rate of Bs.1,403.00 and Bs.758.00 per US$1.oo respectively, pursuant to the free currency exchange market:

	(In thousands US$)	
	2002	2001
Assets:		
Cash and temporary investments	7,502	5,671
Commercial accounts receivable	11,180	9,139
Accounts receivable related companies	157	34
Advances to suppliers and sundry debtors	988	2,384
	19,827	17,228
Liabilities:		
Promissory notes and bank overdrafts	-	1
Documents payable	4,608	3,777
Commercial accounts payable	23,250	18,626

Accumulated expenses payable and others	1,937	591
Long-term loans	-	1,684
	30,385	25,828

INTERPRETE PUBLICO

16. CONCENTRATION OF CREDIT RISK

The financial instruments that partially subordinate the Company to credit risk concentrations are mainly in temporary investments in cash and commercial accounts receivable. The Company places its temporary investments in different financial institutions and as per policy limits the amount of credit risk. The credit risk concentrations in regard to accounts receivable are limited due to the great number of clients the Company has. At December 31, 2002 and 2001 the Company does not have significant credit risk concentrations different from those indicated above.

17. INFORMATION ABOUT OPERATIONS

Export sales at December 31, 2002 and 2001 represent approximately 18% and 13% of the net consolidated sales, respectively. The Company has no clients that individually represent 10% or more of its profits.

18. COMMITMENTS AND CONTINGENCIES

Bonds and guarantees granted

In order to guarantee the obligations owed by subsidiary companies, the Company has granted bonds in favor of bank institutions amounting to Bs.26 million.

At December 31, 2002 the Company maintains credits transferred to financial institutions amounting to Bs.2,509 million to guarantee financing of export operations made to subsidiary companies. These credits are presented as part of the documents payable at that date.

In virtue of the sales contract of assets related to forest projects, the subsidiary Inmuebles 310350, C.A. became jointly guarantor and main payer of the Company concerning the purchaser to guarantee this latter all and each of the obligations accepted by the Company. Such bond is limited to the amount of US$2,350,000. If no complaint is made, on April 30, 2003 it will be reduced to US$1,000,000 and on April 30, 2005 it will be reduced to US$350,000, being such bond definitely due then. In order to

from purchaser up to US$3 million on real estate of its property constituted by floors 4 and 5 of Torre Country Club. Likewise, it has been agreed that in the case of selling levied property, this bond will be replaced by a guarantee on the securities listed in the Caracas Stock Exchange.

Open Letters of Credits

The Company has requested opening letters of credit with financial institutions to acquire raw materials and supplies. At December 31, 2002 the open letters of credits for these concepts amount to Bs.457.5 million.

Contingencies

The tax and labor authorities have determined certain tax deficiency claims and complaints against the Company amounting to Bs.3,332 million in relation to which the relevant brief of reply to charges have been filed. The Company and its legal advisors consider that there are enough grounds to claim these deficiency claims and believe that the final resolution will not have significant effects on the consolidated financial statements.

At December 31, 2002 and 2001 the appeals of foreign currency reimbursement to Banco Central de Venezuela amounting to US$1,8 million presented by the Treasury (currently the Ministry of Finance) are being decided at the Supreme Tribunal of Justice. The Company and its legal advisors are of the opinion that there are enough grounds to claim these deficiency claims and believe that the final resolution will not have significant effects on the consolidated financial statements.

19. FURTHER EVENTS

Outstanding obligations issued

As of January 21, 2003 the Company fully paid the existing commercial papers at December 31, 2002.

Political, financial and social situation

As a result of the political, social and financial situation the country is going through, certain significant sectors of the national economy are impacted and may lead to further consequences. These situations could impact directly or indirectly in the future

Financial Measures

Exchange control – As of January 21, 2003 the National Executive and the Venezuelan Central Bank agreed to suspend the commerce of foreign exchange in the country for five (5) bank business days, as published in Official Gazette No.37.614. The agreement mention that these bank institutions will dictate, through a special covenant, the regulations related to the administration of the foreign exchange system that may be established. As of January 27, 2003 the National Executive and the Venezuelan Central Bank agreed to extend until February 5, 2003 the aforementioned suspension, as published in Official Gazette No.37.618.

As of February 5, 2003 the National Executive and the Venezuelan Central Bank entered into Exchange Agreements numbers 1 and 2, which set forth the Regime to Administer Foreign exchange as well as the foreign exchange that will govern the operations established in such agreements, respectively. Among other aspects, the aforementioned agreements set forth the following:

- The Venezuelan Central bank will centralize the purchase and sale of foreign exchange in the Country, under the terms set forth in the agreements entered into o about to be entered into.
- The Commission to Administer Foreign Exchange (CADIVI) is created, which is in charge of coordinating, administering, controlling and establishing the requirements, procedures and restrictions required to carry out such agreement.
- Foreign exchange are set from the effectiveness of the aforementioned agreements in Bs.1,596/US$1.00 to purchase and Bs.1,600/ US$1.00 to sell.

On that same date, the Presidency of the Republic issued Decree No.2,302 that establishes the general operation framework of CADIVI and the Standards to Administer and Control Foreign Exchange. According to the provisions of the aforementioned decree, the President of the Republic, in Council of Ministers, will approve the general guidelines to distribute the amount of foreign exchange to be allocated to the foreign exchange market, heard the opinion of CADIVI, according to the budget of foreign exchange that will be established to apply the foreign exchange agreement. Likewise,

PUBLICO

will be subject to the prior registration of the interested party in the records of users and the authorization to participate in the foreign exchange regime, with the documents and other requirements to be established by CADIVI. (See Note 15).

Next, the administrative licenses related to the administration of foreign exchange corresponding to imports and exports have been issued. At date, not all the administrative licenses related to operations carried out by the private sector have been issued; therefore, there are no elements allowing for determining the effects, if any, on the consolidated financial statements at December 31, 2002.

Price control – As of February 6, 2003 the National Executive decreed a price control on the goods and services of first need, including certain products manufactured by the Company.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2002 AND 2001

IN HISTORICAL BOLIVARS

(Stated in thousand Bs.)

	2002	2001
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	12,922,285	7,249,592
Bills and accounts receivable - net	45,777,149	33,188,405
Advances to suppliers and others	2,579,398	1,453,669
Inventory – net	39,248,421	24,443,893
Expenses paid in advance	471,415	223,674
Other current assets – net	1,055,031	3,568,934
Total Current Assets	102,053,699	70,128,167
LONG-TERM SPARE PARTS INVENTORY	5,533,176	3,540,759
INVESTMENTS IN AFFILIATES – Net	-	327,105
PROPERTY, PLANT AND EQUIPMENT – Net	26,424,843	28,331,698
DEFERRED CHARGES AND OTHER ASSETS – Net	1,192,155	1,308,915
TOTAL	135,203,873	103,636,644

INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:		
Promissory notes and bank overdrafts	8,200,000	467,673
Current portion of long-term loans	6,125,000	7,164,717
Current portion of current obligations issued	2,000,000	4,690,800
Documents payable	6,465,401	2,862,844
Accounts payable	51,033,318	23,726,089
Accumulated expenses payable	5,824,525	3,659,547
Taxes payable	2,416,642	332,060
Total current liabilities	82,064,886	42,903,730
LONG-TERM LOANS	1,500,000	8,405,000
CURRENT OBLIGATIONS ISSUED	2,644,100	-
PROVISION FRO SEVERANCE BENEFITS	6,215,223	4,814,206
OTHER LIABILITIES AND DEFERRED CREDITS	237,030	556,309
Total liabilities	92,661,239	56,679,245
MINORITY INTERESTS	1,066,594	979,902
SHAREHOLDER'S EQUITY – As per attached financial statement	41,476,040	45,977,497
TOTAL	135,203,873	103,636,644

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

FOR THE YEARS ENDED AT DECEMBER 31, 2002 AND 2001

IN HISTORICAL BOLIVARS

(Stated in thousand bolivars, except net income per share)

	2002	2001
NET SALES	185,498,324	149,984,098
SALES COSTS	118,015,900	96,818,053
GROSS INCOME	67,482,424	53,166,045
SALES EXPENSES	22,967,030	20,497,891
ADMINISTRATIVE EXPENSES AND OVERHEADS	10,253,947	9,375,699

PUBLICO
JUDITH Y. HERNANDEZ MORA

	33,220,977	29,873,590
OPERATING INCOME	34,261,447	23,292,455
OTHER INCOME (DISBURSEMENTS):		
Investment income (loss), net	(950,000)	10,646,891
Realization in temporary investments	-	(1,021,950)
Income from selling assets	27,960	-
Others-net	(2,983,695)	(2,302,329)
	(3,905,735)	7,322,612
INTEGRAL FINANCING INCOME (COST):		
Interests expenses	(7,392,759)	(5,889,115)
Interests on temporary investments	391,368	646,684
Exchange differences – net	(2,765,819)	(1,247,713)
	(9,767,210)	(6,490,144)
PROFITS BEFORE INCOME TAX	20,588,502	24,124,923
TAX PROVISION (Note 10):		
Income tax	2,521,719	2,349,493
INCOME BEFORE PROFITS FROM RESULTS IN AFFILIATES	18,066,783	21,775,430
PARTICIPATION IN RESULTS FROM SUBSIDIARY AND AFFILIATE	(1,727,366)	(570,511)
INCOME BEFORE MINORITY INTERESTS	16,339,417	21,204,919
MINORITY INTERESTS	(86,692)	(18,074)
NET INCOME	16,252,725	21,186,845
NET INCOME PER SHARE (2,294,009,424 average shares)	7.08	9.24

(Next there is a Consolidated Statement of Flows in equity accounts attached hereto)

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE YEARS ENDING AT DECEMBER 31, 2002 AND 2001


PUBLICO

IN HISTORICAL BOLIVARS

(Stated in thousand Bs.)

	2002	2001
OPERATING ACTIVITIES:		
Net earnings	16,252,725	21,186,845
Adjustments to conciliate the net income with the cash provided by the operating activities:		
Participation minority shareholders, net	86,692	18,074
Participation in results from subsidiary and affiliate	1,727,366	570,511
Profits from investments, net	1,554,912	(18,340,969)
Profits from selling assets	(27,960)	-
Removal and use of equipment and industrial parts	1,182,508	1,067,980
Amortization of excess of cost on book value of shares from affiliates	80,750	80,750
Exchange difference of documents payable	1,184,127	-
Depreciation	4,014,827	4,140,202
Amortization of deferred charges	34,143	42,669
Changes in operating assets and liabilities	(35,155)	1,163,061
Provision for severance benefits, net	1,401,017	1,216,585
Net cash provided for operating activities	27,455,952	11,145,708
INVESTMENT ACTIVITIES:		
Purchasing of sales, plant and equipment	(3,324,474)	(1,421,931)
Sale of property and equipment	27,960	-
Sale of net assets forest project	-	16,983,000
Reduction in deferred charges and other assets	-	55,891
Net cash provided for (used in) investment activities	(3,296,514)	15,616,960
FINANCING ACTIVITIES:		
Increase (reduction) in promissory notes and bank overdrafts	7,732,327	(3,336,063)
Reduction of long-term loans	(7,944,717)	(12,868,243)
Reduction of current obligations issued	(46,700)	(5,000,000)

Increase (reduction) in documents payable	2,418,430	(7,038,573)
Cash dividends	(20,646,085)	(4,588,019)
Net cash used by financing activities	(18,486,745)	(32,830,898)
NET REDUCTION IN CASH AND CASH EQUIVALENTS	5,672,693	(6,068,230)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	7,249,592	13,317,822
CASH AND CASH EQUIVALENTS AT THE END OF YEAR	12,922,285	7,249,592

Translator's Note: At the upper right margin of each of the twenty-seven (27) pages originally written in Spanish of the report there is a wet seal that reads as follows: "National Securities Commission. 03 April 29 PM 2:47 FILE. RECEIVED."-------------------

The foregoing is the true and exact translation of the attached document which I compared against its original IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, August 7th, 2003

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

UFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
SOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS AND EXPANDED RESULTS FOR YEARS ENDING AT DECEMBER 31, 2002 AND 2001
ed in thousand US dollars)

	Legal Capital Stock	Applicable Portion to Financial Statements Adjusted for Inflation	Net Capital Stock	Legal Reserve	Accumulate Deficit	Other Expanded Results: Adjust for Accumulate Translation	Total Equity
ANCES AT DECEMBER 31, 2000	168,317	(24,039)	144,278	10,156	(31,609)	-	122,825
dividends	-	-	-	-	(6,293)	-	(6,293)
ncome	-	-	-	-	8,927	-	8,927
ANCES AT DECEMBER 31, 2001	168,317	(24,039)	144,278	10,156	(28,975)	-	125,459
nded Results:							
ncome	-	-	-	-	7,117	-	7,117
r Expanded Results:							
ult for Initial Translation	-	-	-	-	-	(57,677)	
ct for Initial Translation of tive Accrued Tax	-	-	-	-	-	19,771	
ect for Year Translation	-	-	-	-	-	(19,522)	
Other Expanded Results						(57,428)	(57,428)
Expanded Results							(50,311)
Dividends	-	-	-	-	(14,716)	-	(14,716)
Assignment	-	-	-	356	(356)	-	-
ANCES AT DECEMBER 31, 2002	168,317	(24,039)	144,278	10,512	(36,930)	(57,428)	60,432

otes at the end of consolidated financial statements

TURAS DE PAPEL, C.A. (MANPA) SACA AND SUBSIDIARIES
)ATE STATEMENT OF MOVEMENT IN EQUITY ACCOUNTS
/EARS ENDING AT DECEMBER 31, 2002 AND 2001
ICAL BOLIVARS
housands of bolivars)

	Legal capital stock	Portion applicable to financial statements adjusted for inflation	Net capital stock	Accrued result from translation of foreign subsidiary	Retained Earnings		Total Equity
					Legal Reserve	Undistributed	
DECEMBER 31, 2000	22,940,094	(11,470,047)	11,470,047	189,031	1,095,795	16,612,766	29,367,639
s	-	-	-	-	-	(4,588,019)	(4,588,019)
	-	-	-	-	-	21,186,845	21,186,845
from translation of foreign subsidiary	-	-	-	11,032	-	-	11,032
DECEMBER 31, 2001	22,940,094	(11,470,047)	11,470,047	200,063	1,095,795	33,211,592	45,977,497
s	-	-	-	-	-	(20,646,085)	(20,646,085)
	-	-	-	-	-	16,252,725	16,252,725
esult for translation from foreign subsidiary	-	-	-	(108,097)	-	-	(108,097)
DECEMBER 31, 2002	22,940,094	(11,470,047)	11,470,047	91,966	1,095,795	28,818,232	41,476,040


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO
JUDITH X. HERNANDEZ MORA

APEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
EMENTS OF MOVEMENTS IN EQUITY ACCOUNTS FOR THE YEARS ENDING AT DECEMBER 31, 2002 AND 2001
' CURRENCY AT DECEMBER 31, 2002
vars)

	Updated Capital Stock	Updating Capital Stock	Updated Net Balance for Future Capital Increases	Accrued result from translation of foreign subsidiary	Retained Earnings			Result from holding non-monetary assets	Total Equity
					Legal Reserve	Updated Net Balance of Retained Dividends	Undistributed		
) BALANCES 0	22,940,094	68,428,780	156,925,262	248,038	9,136,887	-	41,809,756	68,075,840	367,564,657
umulating Effect at the r Foreign Subsidiaries	-	-	-	(59,007)	-		(305,166)	-	(364,173)
S	22,940,094	68,428,780	156,925,262	189,031	9,136,887	-	41,504,590	68,075,840	367,200,484
apital Stock	68,428,780	(68,428,780)	-	-	-	-	(6,299,950)	-	(6,299,950)
	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	6,041,747	-	6,041,747
ranslation of	-	-	-	11,032	-	-	-	-	11,032
on-monetary assets	-	-	-	-	-	-	-	(24,892,364)	(24,892,364)
BER 31, 2001	91,368,874	-	156,925,262	200,063	9,136,887	-	41,246,387	43,183,476	342,060,949
et Dividends (Note 14)	-	-	(156,925,262)	-	-	156,925,262	-	-	-
	-	-	-	-	-	-	(23,141,352)	-	(23,141,352)
	-	-	-	-	-	-	2,077,257	-	2,077,257
Translation of -	-	-	-	(108,097)	-	-	-	-	(108,097)
on-monetary assets	-	-	-	-	-			65,970,962	65,970,962
BER 31, 2002	91,368,874	-	-	91,966	9,136,887	156,925,262	20,182,292	109,154,438	386,859,719

d financial statements

División Papel Imprimir, Escribir, Embalar
Teléfonos (043) 401122 - 401121
División Higiénicos
Teléfonos (043) 407511 - 407413 407534
División Conversión:
Sacos
Teléfonos (043) 401357 - 401341
Bolsas
Teléfonos (043) 401100 - 401072

Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
Transporte ALPES, C.A.
Teléfonos (043) 474948 - 401380


MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Vene
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

COMISION NACIONAL DE VALORES
03 APR 29 PM 2:47
ARCHIVO RECIBIDO

Caracas, 29 de abril de 2003

Señores
COMISION NACIONAL DE VALORES
Presente

Para su debido conocimiento y fines consiguientes, anexo a la presente les remito los documentos que se relacionan a continuación, correspondientes a la **Asamblea General Ordinaria de Accionistas** de esta compañía celebrada el día **25 de abril de 2003**, a los fines de dar cumplimiento con lo establecido en las Normas Relativas a la Información Periódica u Ocasional que deben suministrar las personas sometidas al control de la Comisión Nacional de Valores:

- Certificación del Acta de Asamblea.
- Avisos publicados en dos (2) diarios de mayor circulación.
- Informe Anual
- Estados Financieros Consolidados en bolívares y dólares, años terminados el 31.12.2002 y 2001.

Sin otro particular a que hacer referencia, quedo de ustedes.

Atentamente,

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

anexo lo indicado

División Papel Imprimir, Escribir, Embalar
Teléfonos (043) 401224 - 401121
División Higiénicos
Teléfonos (043) 407511 - 407413 407534
División Conversión:
Sacos
Teléfonos (043) 401357 - 401341
Bolsas
Teléfonos (043) 401100 - 401072

Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
Transporte ALPES, C.A.
Teléfonos (043) 474910 - 401380


MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

COMISION NACIONAL DE VALORES
03 APR 29 PM 2:47
RECIBIDO

Yo, **CARLOS DELFINO T.**, venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° R.650.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, certifico: que el Acta que a continuación se transcribe es traslado fiel y exacto de su original, **Acta de la Asamblea General Ordinaria de Accionistas** de fecha **25 de abril de 2003**, que corre inserta en el Libro de Asambleas de esta compañía, y que copiada textualmente dice así:

"Hoy, veinticinco (25) de abril del año dos mil tres, siendo las 03:00 p.m., se reunieron los accionistas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., que más abajo se indican, en las oficinas de la compañía situadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad de Caracas, con motivo de la convocatoria publicada en los diarios El Universal y El Nacional, de fecha 13 de abril de 2003, que textualmente dice así: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Capital Autorizado Bs. 45.880.188.480,oo. Capital Suscrito Bs. 22.940.094.240,oo. Capital Pagado Bs. 22.940.094.240,oo. CONVOCATORIA. Se convoca a los señores accionistas de esta compañía para la Asamblea General Ordinaria de Accionistas que se efectuará el día 25 de abril de 2003, a las 3 p.m., en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes: 1° Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2002, con vista de los informes de la Junta Directiva y de los Comisarios. 2° Proceder al nombramiento de los Comisarios Principales y sus respectivos Suplentes y fijarles su remuneración. 3° Considerar la proposición de la Junta Directiva para que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado. 4° Considerar y resolver sobre un proyecto de emisión de Obligaciones Quirografarias hasta por un monto máximo de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$). En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común,

COMISION NACIONAL DE VALORES
03 APR 29 PM 2:47
ARCHIVO RECIBIDO

provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión. 5° Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$). En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente. 6° Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas. Se participa a los señores accionistas que los Estados Financieros auditados, los informes de los Comisarios, las ternas de los Comisarios y los demás documentos a que se refiere esta convocatoria, han estado a su disposición en las oficinas de la compañía desde el 29 de marzo de 2003. Caracas, 13 de abril de 2003. Por LA JUNTA DIRECTIVA. CARLOS DELFINO T. Presidente.

A esta reunión concurrieron los accionistas que se nombran al final de esta Acta, los cuales representan **un mil novecientos noventicuatro millones doscientos sesenta mil seiscientos cincuenta y cinco (1.994.260.655) acciones**, o sea, más del **ochenta y seis por ciento (86%)** del capital de la compañía, quórum suficiente para realizar la Asamblea. En vista de lo anterior, el Presidente de la Asamblea, Carlos Delfino T., declaró constituida la misma y se procedió a considerar el **Primer Punto de la convocatoria** – la cual fue leída -, o sea, **Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2002, con vista de los informes de la Junta Directiva y de los Comisarios.** Los Estados Financieros de la compañía y los consolidados, así como el informe de gestión de la Junta Directiva, los cuales fueron leídos, resultando aprobados por unanimidad por los accionistas presentes, absteniéndose de votar los Administradores de la compañía.

De seguida se procedió a considerar el **Segundo Punto de la convocatoria**, o sea, **Proceder al nombramiento de los Comisarios Principales y sus respectivos Suplentes y fijarles su remuneración.** Tomó la palabra Nelly González y propuso que de la PRIMERA TERNA conformada por los señores: JACOBO COHEN, JACQUELINE SUBERO y



ENRIQUE MERLO, se designara al Lic. Jacobo Cohen, inscrito en el Colegio de Administradores, bajo el N° 12.915 y la Lic. Jacqueline Subero, inscrita en el Colegio de Administradores, bajo el N° 11.437, como Primer Comisario Principal y como su Suplente, respectivamente. Sometida a consideración de la Asamblea la proposición anterior fue aprobada por unanimidad por los accionistas presentes, resultando elegido como **Primer Comisario Principal** el **Lic. Jacobo Cohen**, inscrito en el Colegio de Administradores, bajo el N° 12.915 y como su **Suplente** la **Lic. Jacqueline Subero**, inscrita en el Colegio de Administradores, bajo el N° 11.437. Seguidamente, Nelly González tomó la palabra y propuso que de la SEGUNDA TERNA conformada por los señores: ISABEL QUINTERO, CLAUDIA VALENCIA y JUAN FELIPE MALINICH, se designara a la Lic. Claudia Valencia, inscrita en el Colegio de Administradores, bajo N° 35.909, y a la Lic. Isabel Quintero, inscrita en el Colegio de Contadores Públicos, bajo el N° 15.197, como Segundo Comisario Principal y como su Suplente, respectivamente. Sometida a consideración de la Asamblea la proposición anterior fue aprobada por unanimidad por los accionistas presentes, resultando elegido como **Segundo Comisario Principal** la **Lic. Claudia Valencia**, inscrita en el Colegio de Administradores, bajo N° 35.909 y como su **Suplente** la **Lic. Isabel Quintero**, inscrita en el Colegio de Contadores Públicos, bajo el N° 15.197. De inmediato Nelly González propuso que la remuneración de los Comisarios Principales fuera de **Un Millón de Bolívares (Bs. 1.000.000,oo)** por ejercicio anual para cada uno de los Comisarios actuantes. Sometida a consideración de la Asamblea dicha proposición fue aprobada por unanimidad por los accionistas presentes.

Seguidamente se procedió a considerar el **Tercer Punto de la convocatoria**, o sea, **Considerar la proposición de la Junta Directiva para que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado.** Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición: La Junta Directiva propone a la Asamblea que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado, es decir en Cuarenticinco Mil Ochocientos Ochenta Millones Ciento Ochentiocho Mil Cuatrocientos Ochenta Bolívares (Bs. 45.880.188.480,oo). Sometida a la consideración de la Asamblea, la anterior proposición fue aprobada por unanimidad por los accionistas presentes.


MANPA

Posteriormente se procedió a considerar el **Cuarto Punto de la convocatoria**, o sea, **Considerar y resolver sobre un proyecto de emisión de Obligaciones Quirografarias hasta por un monto máximo de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$). En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión.** Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición de la Junta Directiva: Se propone a la Asamblea el proyecto para emitir Obligaciones Quirografarias para ser ofrecidas al público hasta por un monto máximo de QUINCE MIL MILLONES DE BOLÍVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$). Igualmente, se propone a la Asamblea delegar, por un plazo no mayor de dos (2) años, en la Junta Directiva de la compañía las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de la emisión, entre otros: monto de la emisión dentro del límite establecido en la presente Asamblea, plazo, garantías si fuere el caso y, en general, fijar todas las características o condiciones de las emisiones, conforme a la Ley del Mercado de Capitales, las Normas de la Comisión Nacional de Valores y las disposiciones del Código de Comercio que le sean aplicables. Asimismo, se propone autorizar a la Junta Directiva para delegar dichas facultades en las personas que considere conveniente. Igualmente, se propone a la Asamblea que nombre como Representante Común de los Obligacionistas al Banco Venezolano de Crédito y que su remuneración sea fijada hasta en un máximo de VEINTE MILLONES DE BOLIVARES (Bs. 20.000.000,oo). Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes.

Posteriormente se procedió a considerar el **Quinto Punto de la convocatoria**, o sea, **Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$). En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las**



características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente. Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición de la Junta Directiva: Se propone a la Asamblea autorice a la Junta Directiva para emitir Papeles Comerciales hasta por la cantidad de QUINCE MIL MILLONES DE BOLÍVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$) para ser emitidos en una o varias series. Igualmente, se propone a la Asamblea delegar en la Junta Directiva las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de cada una de las series que conformen la emisión, el número, identificación y monto de cada una de las series de la misma, el valor nominal de los títulos, su fecha de vencimiento, lugar y plazo de pago, precio de colocación, tasa de descuento o de prima y la tasa de rendimiento anual o efectiva o tasa de interés, según el caso, modalidad, sistema de colocación, precio, garantía si fuese necesaria y, en general, todos los aspectos relativos a la emisión. Así como autorizar a la Junta Directiva a realizar todos los actos, gestiones y trámites necesarios para llevar a cabo la emisión. Asimismo, se propone a la Asamblea autorizar a la Junta Directiva para delegar en las personas que considere convenientes las mencionadas facultades, designar a las personas que suscribirán la solicitud de autorización ante la Comisión Nacional de Valores y a las personas que firmarán los títulos de los Papeles Comerciales. Igualmente, se propone a la Asamblea que nombre como Representante Común de los Papeles Comerciales al Banco Venezolano de Crédito y que su remuneración sea fijada hasta en un máximo de VEINTE MILLONES DE BOLIVARES (Bs. 20.000.000,oo). Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes.

Posteriormente se procedió a considerar el **Sexto Punto de la convocatoria**, o sea, **Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.** Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición de la Junta Directiva: Acordar el decreto de dividendo a repartir a los accionistas. Se propone decretar un dividendo ordinario en efectivo de cinco (5) bolívares por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades


MANPA

No Distribuidas al 31 de diciembre de 2002, pagadero a los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en dos (2) periódicos de mayor circulación nacional del aviso de dividendos autorizado por la Comisión Nacional de Valores, pagadero a partir del noveno día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). Debiendo efectuarse el pago durante el presente año, en una o más porciones.
Igualmente, se solicita delegar en la Junta Directiva la fijación de la fecha de registro y pago en los términos antes señalados.

Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes, y la Asamblea autorizó a los miembros de la Junta Directiva para que cualquiera de ellos realice la participación correspondiente al Registro Mercantil.

No habiendo más de que tratar, se leyó y conformes firman, después del listado, los accionistas presentes."

Certificación que se expide en la ciudad de Caracas, a los veintinueve (29) días del mes de abril del año dos mil tres.

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL FECHA : 25/04/

SATACORP

MANUFACTURA DE PAPEL C.A. M.A.N.P.A

Estado del Quorum

Ordinaria

Total Accs. : 2.294.009.424
Accs. Pres. : 1.994.260.655

% Quroum : 86,933

Total Accs. Tipo "A"	:	2.294.009.424
Total Accs. Tipo "A" Presentes	:	1.994.260.655
% Quroum Tipo "A"	:	86,933

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente



VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 25/04/2
PAGINA: 1

MANUFACTURA DE PAPEL C.A. M.A.N.P.A.
Presentes

Nombre Accionista	Acciones	%
A EZ DELFINO GUSTAVO ALFREDO	70.000	0,003
ABRAHIM KATOON HAROON	10.000	0,000
ALVAREZ DE RODRIGUEZ HAYDEE JOSEFIN	2.598.940	0,113
AYALA USECHE RICARDO ALFREDO	69.736	0,003
DELFINO DE AÑEZ TERESITA	78.750	0,003
FEBRES PEREZ JOSE ALBERTO	11.302	0,000
GOMEZ ARRAIZ ROSA ELENA	3.438.860	0,150
GOMEZ-RUIZ RODRIGUEZ GUSTAVO	1.252.072	0,055
HEREDIA JUAN BAUTISTA	45.000	0,002
MARQUEZ BUSTAMANTE IVAN ANTONIO	1.000	0,000
PAUL ALFREDO LUIS.	5.250	0,000
REZNICEK WEIRAUCHOVA HANY	130.200	0,006
SALAS DELFINO GUILLERMO ALEJAND	8.400	0,000
ZABALA VELIZ EUNICES JOSEFINA	10.000	0,000
ZAMBRANO AGUILAR ELY ALEJANDRO	1.400	0,000
Total Acciones Representadas =>	7.730.910	0,337
Total Acciones del Quorum =>	1.994.260.655	86,933



VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 25/04/2
PAGINA: 1

MANUFACTURA DE PAPEL C.A. M.A.N.P.A
Representantes / Apoderados (Detallado)

Nombre Accionista	Cant. Acciones	%
ALVAREZ VICTOR	**38.395.505**	**1,674**
BEE SUSAN MARY	3.100	0,000
CAPIELO RAYMOND SANIA CELINA	990	0,000
CARPIO DELFINO MIGUEL ENRIQUE.	229.901	0,010
CARRILLO HERNANDEZ NUBIA MARIA	400	0,000
DELFINO PARRA ELENA	158.682	0,007
DELFINO PARRA ELENA MARGARITA.	640.490	0,028
DELFINO THORMAHLEN ALBERTO JOSE	4.800.000	0,209
DELFINO THORMAHLEN ALEJANDRO	3.135.904	0,137
DELFINO THORMAHLEN CARLOS EDUARDO	5.195.000	0,226
DITTMER MANZANO EGBERT	893.838	0,039
ELLIS GARCIA DE LA CONCHA JOHN	78.750	0,003
FIORAVANTI DE SANCTIS MARINA FELICI	257.446	0,011
INVERSIONES 935431, C.A.	3.459.960	0,151
LARRAZABAL GONZALEZ EDUARDO ELIAS	119.238	0,005
LOVERA VEGAS JUAN ANTONIO	1.517.012	0,066
MADINA INVESTMENTS LTD.	8.569.728	0,374
MAGUHN TOLEDO MARIA ALEJANDRA	5.000	0,000
MAURY RODRIGUEZ MARIA EUGENIA	4.049	0,000
RAMIREZ ORTIZ ANGEL JESUS	8.911.817	0,388
RODRIGUEZ DE LOVERA MARIA JOSEFINA	134.200	0,006
TRAVIESO PASSIOS ALFREDO EDUARDO	280.000	0,012
ALVAREZ VICTOR	**6.518.750**	**0,284**
MAURY DE PAPARONI ALICIA	168.750	0,007
PAPARONI MAURY ALICIA MARIELA.	6.200.000	0,270
PAPARONI MICALE JOSE GAETANO	150.000	0,007
AÑEZ DELFINO GUSTAVO	**46.710.174**	**2,036**
CONDE DELFINO GUSTAVO EMILIO	682.080	0,030
CONDE DELFINO VALENTINA ISABEL	10.752	0,000
INVERSIONES 3 DE OCTUBRE, C.A.	815.136	0,036
INVERSORA 3-10-64, C.A.	423.150	0,018
INVERSORA CONDEISA, C.A.	682.080	0,030
SERV.INMOBILIARIOS 13 DE NOVIEMBRE	44.096.976	1,922
DELFINO TERESITA	**26.454.262**	**1,153**
A EZ DELFINO ALBERTO ENRIQUE	3.343	0,000
AÑEZ DE HERRERA SUSANA DE LA C.	78.750	0,003
AÑEZ DELFINO ARNALDO JOSE.	15.246	0,001
AÑEZ DELFINO DE UZCATEGUI ANDREINA	78.750	0,003
AÑEZ DELFINO GUSTAVO ALFREDO.	8.750	0,000
BUSTILLOS DE A EZ MARIA VICTORIA	2.121.839	0,092
DELFINO GOMEZ JOSE IGNACIO	5.000	0,000
HERRERA VAN EPS GUSTAVO ROBERTO	39.000	0,002
INVERSIONES GRUPO 21,C.A.	2.612	0,000
INVERSIONES INVERDELGO, C.A.	1.133.172	0,049

MANUFACTURA DE PAPEL C.A. M.A.N.P.A
Representantes / Apoderados (Detallado)

Nombre Accionista	Cant. Acciones	%
INVERSIONES TEDEA, C.A.	22.967.800	1,001
DELFINO VERONICA	**26.501.870**	**1,155**
DALMA HOLDINGS A.V.V.	4.232.374	0,184
VILLA ROSA HOLDINGS A.V.V.	22.269.496	0,971
FEBRES PEREZ JOSE ALBERTO	**1.000**	**0,000**
CORPORACION INFISA, C.A.	1.000	0,000
GARCIA OSCAR	**30.915.757**	**1,348**
ACTIVALORES SOC. DE CORRETAJE, S.A.	25.000	0,001
ACTIVALORES SOCIEDAD DE CORRETAJE A	30.890.757	1,347
GOMEZ RUIZ GUSTAVO	**17**	**0,000**
WHITE SOUL CORP.	17	0,000
GONZALEZ NELLY	**1.256.716.543**	**54,783**
ARMANECA BIENES Y RAICES, C.A.	16	0,000
ARMANECA BIENES Y RAISES C.A ,	48.437.564	2,111
BROWN BROTHERS HARRIMAN & CO.	140.000.000	6,103
CLARIDGE, LTD.	350.000.000	15,257
CONSTRUCTORA TRAMONTANA, C.A.	182.400	0,008
ENTREMENTES, C.A.	20.000	0,001
FUNDACION CARLOS DELFINO	100.511.658	4,381
INMOBILIARIA ARA, S.A.	33.600	0,001
INMOBILIARIA LA ONSEDONIA, C.A	5.726.851	0,250
INVERSIONES 199, C.A.	400.000	0,017
INVERSIONES 218177, C.A.	3.000.000	0,131
INVERSIONES 222, C.A.	1.139.510	0,050
INVERSIONES 2838 C.A	808.900	0,035
INVERSIONES 2838,C.A.	91.100	0,004
INVERSIONES 301130	976.890	0,043
INVERSIONES 301130, C.A	20.456.474	0,892
INVERSIONES 3240, C.A.	107.500	0,005
INVERSIONES 85735, LTD	144.939.746	6,318
INVERSIONES 9861680, C.A.	1.600.000	0,070
INVERSIONES CESCARSA, C.A.	300.000	0,013
INVERSIONES KHAFRE, C.A.	1.821.456	0,079
INVERSIONES PALMIRA C.A.	126	0,000
INVERSIONES TALBOT, C.A.	3.907.906	0,170
INVERSIONES VEIQUEVE, S.A	127.600	0,006
LLF CAPITALES, C.A.	85.350	0,004
MILANASA LLC	169.433.930	7,386
PAPARONI MAURY CARLOS HENRIQUE JOSE	6.200.000	0,270
PAPARONI MICALE FERNANDO	21.000	0,001
PAPARONI MICALE FERNANDO CESAR	679.000	0,030
PAPARONI SANCHEZ GUSTAVO	112.000	0,005

MANUFACTURA DE PAPEL C.A. M.A.N.P.A
Representantes / Apoderados (Detallado)

Nombre Accionista	Cant. Acciones	%
PAPARONI SANCHEZ SILVIA	112.000	0,005
PROMOCIONES CATETO, S.A.	200.000	0,009
SANCHEZ DE PAPARONI MARIA CRISTINA	112.000	0,005
TECNICA ARENAZO, C.A	22.000	0,001
THREE D INTERNC.MARKETING,INC.	29.000	0,001
THREE-D INTERNATIONAL MARKETING,INC	189.945.920	8,280
VETA HOLDINGS A V V	65.175.046	2,841
MONTAÑA DE ZAPATA JACQUELINE	**23.572.500**	**1,028**
CORPORACION ANDINA DE FOMENTO	23.572.500	1,028
REZNICEK HANY	**4.230.114**	**0,184**
INVERSIONES PENMAY, C.A.	4.230.114	0,184
RIVAS RAMON	**477.773.413**	**20,827**
BEAR STEARNS SECURITIES CORP.	5.979.771	0,261
FONDO MUTUAL DE VENEZUELA,F.M.I.C.A	34.042	0,001
FONDO MUTUAL DE VENEZUELA.FONDO MUT	1.500.000	0,065
NATSCUMCO(NOMINEE FOR CITIBANK NA	470.259.600	20,499
SALAS DELFINO PEDRO PABLO	**47.345.234**	**2,064**
INVERSIONES RODANO, C.A.	47.345.234	2,064
TRAVIESO CARLOS	**1.394.606**	**0,061**
INVERSIONES 7426, S.A	1.394.606	0,061
Total Acciones Representadas =>	1.986.529.745	86,596
Total Acciones del Quorum =>	1.994.260.655	86,933



MANUFACTURA DE PAPEL C.A. M.A.N.P.A
Especial

Nombre Accionista			Cant. Acciones	%
ABRAHIM KATOON HAROON				
	Acciones Propias	:=>	10.000	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	10.000	0,000
ALVAREZ DE RODRIGUEZ HAYDEE JOSEFIN				
	Acciones Propias	:=>	2.598.940	0,113
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	2.598.940	0,113
ALVAREZ VICTOR				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	38.395.505	1,674
	Total Acciones	:=>	38.395.505	1,674
ALVAREZ VICTOR				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	6.518.750	0,284
	Total Acciones	:=>	6.518.750	0,284
AYALA USECHE RICARDO ALFREDO				
	Acciones Propias	:=>	69.736	0,003
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	69.736	0,003
AÑEZ DELFINO GUSTAVO				
	Acciones Propias	:=>	70.000	0,003
	Acciones Representadas	:=>	46.710.174	2,036
	Total Acciones	:=>	46.780.174	2,039
DELFINO TERESITA				
	Acciones Propias	:=>	78.750	0,003
	Acciones Representadas	:=>	26.454.262	1,153
	Total Acciones	:=>	26.533.012	1,157
DELFINO VERONICA				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	26.501.870	1,155
	Total Acciones	:=>	26.501.870	1,155
FEBRES PEREZ JOSE ALBERTO				
	Acciones Propias	:=>	11.302	0,000
	Acciones Representadas	:=>	1.000	0,000
	Total Acciones	:=>	12.302	0,001

VENEZOLANO DE CREDITO BANCO UNIVERSAL

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 25/04/[illegible]
PAGINA: 2

COMISION NACIONAL DE VALORES

MANUFACTURA DE PAPEL C.A. M.A.N.P.A.
Especial

03 APR 29 PM 2:47

ARCHIVO RECIBIDO

Nombre Accionista			Cant. Acciones	%
GARCIA OSCAR				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	30.915.757	1,348
	Total Acciones	:=>	30.915.757	1,348
GOMEZ ARRAIZ ROSA ELENA				
	Acciones Propias	:=>	3.438.860	0,150
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	3.438.860	0,150
GOMEZ RUIZ GUSTAVO				
	Acciones Propias	:=>	1.252.072	0,055
	Acciones Representadas	:=>	17	0,000
	Total Acciones	:=>	1.252.089	0,055
GONZALEZ NELLY				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	1.256.716.543	54,783
	Total Acciones	:=>	1.256.716.543	54,783
HEREDIA JUAN BAUTISTA				
	Acciones Propias	:=>	45.000	0,002
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	45.000	0,002
MARQUEZ BUSTAMANTE IVAN ANTONIO				
	Acciones Propias	:=>	1.000	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	1.000	0,000
MONTAÑA DE ZAPATA JACQUELINE				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	23.572.500	1,028
	Total Acciones	:=>	23.572.500	1,028
PAUL ALFREDO LUIS.				
	Acciones Propias	:=>	5.250	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	5.250	0,000
REZNICEK HANY				
	Acciones Propias	:=>	130.200	0,006
	Acciones Representadas	:=>	4.230.114	0,184
	Total Acciones	:=>	4.360.314	0,190

VENEZOLANO DE CREDITO BANCO UNIVERSAL

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL — FECHA : 25/04/[illegible]
SATACORP — PAGINA: 3

MANUFACTURA DE PAPEL C.A. M.A.N.P.A.
Especial

COMISION NACIONAL DE VALORES
03 ABR 29 PM 2:47
ARCHIVO RECIBIDO

Nombre Accionista			Acciones	%
RIVAS RAMON				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	477.773.413	20,827
	Total Acciones	:=>	477.773.413	20,827
SALAS DELFINO GUILLERMO ALEJAND				
	Acciones Propias	:=>	8.400	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	8.400	0,000
SALAS DELFINO PEDRO PABLO				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	47.345.234	2,064
	Total Acciones	:=>	47.345.234	2,064
TRAVIESO CARLOS				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	1.394.606	0,061
	Total Acciones	:=>	1.394.606	0,061
ZABALA VELIZ EUNICES JOSEFINA				
	Acciones Propias	:=>	10.000	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	10.000	0,000
ZAMBRANO AGUILAR ELY ALEJANDRO				
	Acciones Propias	:=>	1.400	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	1.400	0,000
	Total Acciones General	:=>	1.994.260.655	86,933


VENEZOLANO DE CREDITO
BANCO UNIVERSAL

COMISION NACIONAL
DE VALORES

03 APR 29 PM 2: 47

ARCHIVO
RECIBIDO

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales

Dictamen de los Contadores Públicos Independientes

Estados Financieros Consolidados en Dólares Estadounidenses
Años terminados el
31 de diciembre de 2002 y 2001

COMISION NACIONAL DE VALORES
'03 APR 29 PM 2:47
ARCHIVO RECIBIDO

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

TABLA DE CONTENIDO

Páginas

DICTAMEN DE LOS CONTADORES PUBLICOS INDEPENDIENTES 1-2

ESTADOS FINANCIEROS CONSOLIDADOS EN DOLARES ESTADOUNIDENSES POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2002 Y 2001:

Balances Generales Consolidados 3
Estados Consolidados de Resultados 4
Estados Consolidados de Movimiento en las Cuentas de Patrimonio 5
Estados Consolidados de Flujos de Efectivo 6
Notas a los Estados Financieros Consolidados 7-24

Lara Marambio & Asociados
Torre Venezuela, Piso 3
Oficinas 3A y D
Av. Bolívar Norte
Urb. La Alegría
Valencia, Edo. Carabobo
Venezuela

Tel: (58) (241) 824 27 90 - 824 26 57
Fax: (58) (241) 823 41 19
www.dttve.com

COMISION NACIONAL
DE VALORES

03 APR 29 PM 2:47

ARCHIVO
RECIBIDO

Deloitte & Touche

DICTAMEN DE LOS CONTADORES PUBLICOS INDEPENDIENTES

A los Accionistas y Junta Directiva de
Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Hemos efectuado las auditorías de los balances generales consolidados de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales** al 31 de diciembre de 2002 y 2001, y de los estados consolidados conexos de resultados, de movimiento en las cuentas de patrimonio y resultados ampliados y de flujos de efectivo por los años terminados en esas fechas, que se acompañan, expresados en dólares estadounidenses. La preparación de dichos estados financieros es responsabilidad de la gerencia de la Compañía. Nuestra responsabilidad es emitir una opinión sobre esos estados financieros con base en nuestras auditorías.

Efectuamos nuestras auditorías de acuerdo con las normas de auditoría de aceptación general en los Estados Unidos de América. Esas normas requieren que planifiquemos y realicemos la auditoría para obtener una seguridad razonable sobre si los estados financieros están exentos de errores significativos. Una auditoría incluye el examen, basado en pruebas, de las evidencias que respaldan los montos y revelaciones en los estados financieros. También, una auditoría incluye la evaluación de los principios de contabilidad utilizados y de las estimaciones significativas hechas por la gerencia, así como la evaluación de la completa presentación de los estados financieros. Consideramos que nuestras auditorías proporcionan una base razonable para nuestra opinión.

En esta misma fecha, hemos reportado separadamente sobre los estados financieros consolidados de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales** a las mismas fechas y por los mismos períodos, preparados de acuerdo con las normas para la elaboración de estados financieros de las entidades sometidas al control de la Comisión Nacional de Valores de Venezuela, reexpresados en bolívares constantes, los cuales se consideran estados financieros principales de la Compañía. Las diferencias significativas entre los principios de contabilidad de aceptación general en los Estados Unidos de América (US GAAP) y las mencionadas normas se explican en la Nota 1 a los estados financieros consolidados.

En nuestra opinión, los estados financieros consolidados expresados en dólares estadounidenses antes mencionados presentan razonablemente, en todos sus aspectos substanciales, la situación financiera de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales** al 31 de diciembre de 2002 y 2001, y los resultados de sus operaciones y sus flujos de efectivo por los años terminados en esas fechas, de conformidad con principios de contabilidad de aceptación general en los Estados Unidos de América.

EL NACIONAL

Nº 21.411 DOMINGO • 13 DE ABRIL DE 2003


MANPA

Manufacturas de Papel, C.A. (Manpa) S.A.C.A.

Capital Autorizado Bs. 45.880.188.480,oo
Capital Suscrito Bs. 22.940.094.240,oo
Capital Pagado Bs. 22.940.094.240,oo

CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la **Asamblea General Ordinaria de Accionistas** que se efectuará el **día 25 de abril de 2003, a las 3:00 p.m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes:

1° Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2002, con vista de los informes de la Junta Directiva y de los Comisarios.

2° Proceder al nombramiento de los Comisarios Principales y sus respectivos Suplentes y fijarles su remuneración.

3° Considerar la proposición de la Junta Directiva para que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado.

4° Considerar y resolver sobre un proyecto de emisión de Obligaciones Quirografarias hasta por un monto máximo de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$). En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión.

5° Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$). En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente.

6° Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Se participa a los señores accionistas que los Estados Financieros auditados, los informes de los Comisarios, las ternas de los Comisarios y los demás documentos a que se refiere esta convocatoria, han estado a su disposición en las oficinas de la compañía desde el 29 de marzo de 2003.

Caracas, 13 de abril de 2003

Por LA JUNTA DIRECTIVA
CARLOS DELFINO T.
Presidente

EL UNIVERSAL

PREMIO NACIONAL DE PERIODISMO MENCION DISEÑO • PREMIO A LA EXCELENCIA DE LA SND

DOMINGO 13 DE ABRIL DE 2003, CARACAS, VENEZUELA - AÑO XCIV - Nº 33.677 - DEPOSITO LEGAL PP-190901DF43


MANPA

Manufacturas de Papel, C.A. (Manpa) S.A.C.A.

Capital Autorizado Bs. 45.880.188.480,oo
Capital Suscrito Bs. 22.940.094.240,oo
Capital Pagado Bs. 22.940.094.240,oo

CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la **Asamblea General Ordinaria de Accionistas** que se efectuará el **día 25 de abril de 2003, a las 3:00 p.m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes:

1° Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2002, con vista de los informes de la Junta Directiva y de los Comisarios.

2° Proceder al nombramiento de los Comisarios Principales y sus respectivos Suplentes y fijarles su remuneración.

3° Considerar la proposición de la Junta Directiva para que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado.

4° Considerar y resolver sobre un proyecto de emisión de Obligaciones Quirografarias hasta por un monto máximo de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$). En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión.

5° Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$). En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente.

6° Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Se participa a los señores accionistas que los Estados Financieros auditados, los informes de los Comisarios, las temas de los Comisarios y los demás documentos a que se refiere esta convocatoria, han estado a su disposición en las oficinas de la compañía desde el 29 de marzo de 2003.

Caracas, 13 de abril de 2003

Por LA JUNTA DIRECTIVA
CARLOS DELFINO T.
Presidente

Como se indica en la Nota 19 a los estados financieros, el Ejecutivo Nacional y el Banco Central de Venezuela convinieron suspender temporalmente el comercio de divisas en el país a partir del 21 de enero de 2003, según lo publicado en las Gacetas Oficiales No. 37.614 y 37.618. A partir de esta fecha, dichas instituciones dictarán, mediante convenio especial, las normas relativas a la administración del régimen cambiario que se establezca. Con fecha 5 de febrero de 2003, el Ejecutivo Nacional y el Banco Central de Venezuela celebraron los convenios cambiarios números 1 y 2, en los cuales se dicta el Régimen para la Administración de Divisas y se establece el tipo de cambio que regirá las operaciones establecidas en dichos convenios. A la fecha de este dictamen, no han sido emitidas todas las providencias relativas a las operaciones que realiza el sector privado, por lo cual no se dispone de elementos que permitan determinar los efectos, de haber alguno, sobre los estados financieros al 31 de diciembre de 2002 y sobre las operaciones futuras de la Compañía, que pudieran derivarse de estas medidas.

LARA MARAMBIO & ASOCIADOS

Henry M. Sardo
Contador Público
C.P.C. Nº 10.171

Venezuela, 12 de febrero de 2003

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCES GENERALES CONSOLIDADOS, 31 DE DICIEMBRE DE 2002 Y 2001
(Expresados en Miles de Dólares Estadounidenses)

ACTIVO	2002	2001
ACTIVO CIRCULANTE:		
Efectivo y equivalentes de efectivo (Notas 1, 15 y 16)	9,212	9,564
Efectos y cuentas por cobrar - neto (Notas 3, 15 y 16)	32,628	43,784
Anticipos a proveedores y otros (Nota 15)	1,557	1,928
Crédito fiscal IVA, neto	281	-
Inventarios - neto (Notas 1 y 4)	27,975	33,099
Gastos pagados por anticipado	336	307
Otros activos circulantes - neto (Notas 1 y 5)	5,624	13,470
Total activo circulante	77,613	102,152
INVENTARIO DE REPUESTOS A LARGO PLAZO (Nota 4)	3,944	5,332
INVERSIONES EN AFILIADAS - Neto (Notas 1 y 6)	668	950
PROPIEDADES, PLANTA Y EQUIPO - Neto (Notas 1, 7 y 9)	41,001	89,647
IMPUESTO DIFERIDO - Neto (Notas 1 y 12)	2,252	943
CARGOS DIFERIDOS Y OTROS ACTIVOS - Neto (Notas 1 y 8)	2,134	2,262
TOTAL	127,612	201,286
PASIVO, INTERESES MINORITARIOS, PATRIMONIO Y RESULTADOS AMPLIADOS		
PASIVO CIRCULANTE:		
Pagarés y sobregiros bancarios	5,845	617
Porción circulante de préstamos a largo plazo (Notas 9 y 15)	4,366	9,452
Porción circulante de obligaciones y papeles comerciales (Nota 10)	1,426	6,188
Documentos por pagar (Notas 15 y 18)	4,608	3,777
Cuentas por pagar (Notas 11 y 15)	36,321	31,200
Gastos acumulados por pagar (Nota 15)	4,151	4,828
Impuestos por pagar (Notas 1 y 12)	1,335	438
Total pasivo circulante	58,052	56,500
PRESTAMOS A LARGO PLAZO (Notas 9 y 15)	1,069	11,088
OBLIGACIONES EMITIDAS EN CIRCULACION (Nota 10)	1,885	-
APARTADO PARA PRESTACIONES SOCIALES (Nota 1)	4,430	6,351
OTROS PASIVOS Y CREDITOS DIFERIDOS	60	222
Total pasivo	65,496	74,161
INTERESES MINORITARIOS	1,684	1,666
PATRIMONIO Y RESULTADOS AMPLIADOS - Según estado financiero adjunto (Notas 1 y 14)	60,432	125,459
TOTAL	127,612	201,286

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MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

COMISION NACIONAL DE VALORES
03 APR 29 PM 2:47
ARCHIVO RECIBIDO

ESTADOS CONSOLIDADOS DE RESULTADOS
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2002 Y 2001
(Expresados en Miles de Dólares Estadounidenses)

	2002	2001
VENTAS NETAS (Nota 17)	156,197	206,815
COSTO DE VENTAS	103,475	142,239
UTILIDAD BRUTA	52,722	64,576
GASTOS DE VENTAS	17,307	28,322
GASTOS GENERALES Y ADMINISTRATIVOS	9,191	13,423
	26,498	41,745
UTILIDAD EN OPERACIONES	26,224	22,831
OTROS INGRESOS (EGRESOS):		
Pérdida en inversiones, neto	(5,694)	(2,725)
Realización inversiones temporales	-	(3,079)
Utilidad en venta de activos	4	-
Impuesto débito bancario	(1,304)	-
Otros - neto	(897)	(2,350)
	(7,891)	(8,154)
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO:		
Intereses gastos	(6,801)	(8,147)
Intereses sobre inversiones temporales	349	891
Diferencias en cambio - neto	(2,203)	1,833
	(8,655)	(5,423)
UTILIDAD ANTES DE IMPUESTOS	9,678	9,254
PROVISION PARA IMPUESTOS (Nota 12):		
Impuesto sobre la renta	1,904	(374)
UTILIDAD ANTES DE PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA	7,774	9,628
PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA (Nota 1)	(639)	(673)
UTILIDAD ANTES DE INTERESES MINORITARIOS	7,135	8,955
INTERESES MINORITARIOS	(18)	(28)
UTILIDAD NETA	7,117	8,927

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ıANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

STADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO Y DE RESULTADOS AMPLIADOS
OR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2002 Y 2001
:xpresados en Miles de Dólares Estadounidenses)

	Capital social legal	Porción aplicable a los estados financieros ajustados por inflación	Capital social neto	Reserva legal	Déficit acumulado	Otros resultados ampliados: Ajuste por traducción acumulada	Total patrimonio
ALDOS AL 31 DE DICIEMBRE DE 2000	168,317	(24,039)	144,278	10,156	(31,609)	-	122,825
Dividendos en efectivo	-	-	-	-	(6,293)	-	(6,293)
Utilidad neta	-	-	-	-	8,927	-	8,927
ALDOS AL 31 DE DICIEMBRE DE 2001	168,317	(24,039)	144,278	10,156	(28,975)	-	125,459
Resultados ampliados:							
Utilidad neta	-	-	-	-	7,117	-	7,117
Otros resultados ampliados:							
Resultado por traducción inicial	-	-	-	-	-	(57,677)	
Efecto por traducción inicial de impuesto diferido activo	-	-	-	-	-	19,771	
Efecto por traducción del año	-	-	-	-	-	(19,522)	
Total otros resultados ampliados						(57,428)	(57,428)
Total resultados ampliados							(50,311)
Dividendos en efectivo	-	-	-	-	(14,716)	-	(14,716)
Asignación del año	-	-	-	356	(356)	-	-
ALDOS AL 31 DE DICIEMBRE DE 2002	168,317	(24,039)	144,278	10,512	(36,930)	(57,428)	60,432

er notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

COMISION NACIONAL DE VALORES
03 APR 29 PM 2:47
ARCHIVO RECIBIDO

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2002 Y 2001
(Expresados en Miles de Dólares Estadounidenses)

	2002	2001
ACTIVIDADES OPERACIONALES:		
Utilidad neta	7,117	8,927
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:		
Participación de accionistas minoritarios - neto	18	292
Participación en resultados de filial y afiliada	639	673
Utilidad en venta de activos	(4)	-
Retiros y consumo de equipos y partes industriales	1,016	1,543
Provisión para inversiones	5,694	(10,387)
Amortización de exceso de costo sobre el valor en libros de acciones de afiliada	63	171
Diferencias en cambio	-	(1,833)
Depreciación	8,811	12,605
Amortización de cargos diferidos	128	132
Cambios en activos y pasivos operacionales:		
Disminución (aumento) en:		
Efectos y cuentas por cobrar	(10,813)	3,802
Anticipos a proveedores y otros	(967)	(877)
Inventarios	(14,399)	8,823
Gastos pagados por anticipado	(213)	50
Aumento (disminución) en:		
Cuentas por pagar	22,665	(4,040)
Gastos acumulados por pagar	2,181	713
Impuestos por pagar	1,791	(232)
Otros pasivos y créditos diferidos	(274)	(83)
Impuesto diferido	(1,309)	(3,385)
Provisión para prestaciones sociales, neto	1,203	896
Efectivo neto provisto por las actividades operacionales	23,347	17,790
ACTIVIDADES DE INVERSION:		
Compra de propiedades, planta y equipo	(3,399)	(5,957)
Venta de propiedades y equipos	168	-
Ventas de activos netos proyecto forestal	-	23,996
Disminución en cargos diferidos y otros activos	-	77
Efectivo neto (usado) provisto por las actividades de inversión	(3,231)	18,116
ACTIVIDADES DE FINANCIAMIENTO:		
Aumento (disminución) en pagarés y sobregiros bancarios	5,228	(4,594)
Disminución en préstamos a largo plazo	(6,824)	(17,722)
Disminución en obligaciones emitidas en circulación	(40)	(6,886)
Aumento (disminución) en documentos por pagar	831	(9,694)
Dividendos en efectivo	(14,716)	(6,293)
Efectivo neto usado por las actividades de financiamiento	(15,521)	(45,189)
EFECTO DE INFLACION SOBRE EL EFECTIVO Y EQUIVALENTES DE EFECTIVO	(4,947)	(178)
DISMINUCION NETA EN EFECTIVO Y EQUIVALENTES DE EFECTIVO	(352)	(9,461)
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL INICIO DEL AÑO	9,564	19,025
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL AÑO	9,212	9,564

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2002 y 2001
(EXPRESADAS EN DOLARES ESTADOUNIDENSES)

1. POLITICAS CONTABLES SIGNIFICATIVAS

Las principales políticas contables utilizadas por la Compañía para la preparación de sus estados financieros consolidados se resumen a continuación:

a. ***Operaciones*** – La Compañía fue constituida el 30 de marzo de 1950 y su principal objeto es producir y comercializar papel en todas sus formas.

b. ***Presentación de estados financieros*** – Los estados financieros consolidados fueron preparados de conformidad con los principios de contabilidad de aceptación general en los Estados Unidos de América (US GAAP). No obstante, por tratarse de una Compañía sometida al control de la Comisión Nacional de Valores de Venezuela, sus estados financieros deben prepararse con base en las normas establecidas por dicha Comisión, los cuales se consideran estados financieros principales.

   Las diferencias más importantes entre tales principios, que aplican a la Compañía, se presentan a continuación:

   Reexpresión de estados financieros – De acuerdo con las normas para la elaboración de estados financieros de las entidades sometidas al control de la Comisión Nacional de Valores de Venezuela, los estados financieros se presentan en bolívares constantes, con objeto de eliminar la distorsión producida por los cambios en los niveles de precios en la economía venezolana. Esta diferencia no se consideró como una partida de conciliación entre tales normas y los US GAAP.

   Impuesto sobre la renta diferido – El principio de contabilidad de aceptación general en Venezuela difiere de los US GAAP en cuanto a la utilización del método del diferido para reconocer los efectos de las partidas temporales, y el tratamiento de los beneficios por el traslado de pérdidas y rebajas por inversión. El efecto de adoptar la metodología establecida por el SFAS N° 109 para presentar los estados financieros consolidados de acuerdo con US GAAP, produjo un disminución en la utilidad neta de 2002 de US$ 2.1 millones y un aumento en la utilidad neta de 2001 de US$ 3.3 millones, y una disminución en el pasivo y en el déficit acumulado al 31 de diciembre de 2002 de US$ 2.1 millones y un aumento en el pasivo y el déficit acumulado al 31 de diciembre de 2001 de US$ 3.3 millones, en comparación con las cifras reflejadas de acuerdo con el principio de contabilidad venezolano.

c. ***Consolidación*** – Los estados financieros consolidados al 31 de diciembre de 2002 y 2001, incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: Vencaribbean Paper Products, Ltd. (domiciliada en Trinidad y Tobago) y

Transporte Alpes, C.A.; y parcialmente poseída en un 50%, Manufacturas de Papel de Centroamérica, S.A. (domiciliada en Costa Rica).

Al 31 de diciembre de 2002 y 2001, la gerencia estimó conveniente presentar en otros activos circulantes, los activos netos de la filial en proceso de desincorporación.

Todas las transacciones significativas entre compañías han sido eliminadas en consolidación.

d. ***Traducción de los estados financieros consolidados a dólares estadounidenses*** – Hasta el 31 de diciembre de 2001 los estados financieros consolidados y sus notas, eran traducidos asumiendo el dólar estadounidense como moneda funcional, siguiendo la metodología establecida en el SFAS N° 52 para países con economías hiper-inflacionarias. De acuerdo con dicho principio, los estados financieros consolidados fueron traducidos partiendo del bolívar, la moneda legal de Venezuela, país donde se encuentra registrada y opera la Compañía. Esta traducción consistía principalmente en la conversión de las partidas monetarias a la tasa de cambio corriente, mientras que para las partidas no monetarias se utilizaba la tasa de cambio del momento de la operación, y para las cuentas de resultados el promedio de tasas de cambio del año correspondiente. La ganancia o pérdida resultante de esta traducción era reflejada en el estado de resultados como diferencias en cambio.

Posteriormente, en noviembre de 2001 el AICPA International Task Force, Comité del Instituto Americano de Contadores Públicos de los Estados Unidos de Norteamérica, concluyó que Venezuela, por mostrar un índice acumulado de inflación en los últimos tres años menor de 100%, debería ser considerada como un país no inflacionario a partir del 1 de enero de 2002. Con base en esta conclusión y lo establecido en el SFAS N° 52, la Compañía determinó la moneda funcional, todo de acuerdo con los indicadores incluidos en ese mismo principio, resultando que la moneda local es la moneda funcional, por lo que los estados financieros han sido traducidos utilizando el método de tasa corriente, en donde todos los activos y pasivos se traducen a la tasa de cambio corriente de la fecha de reporte, y las partidas del estado de resultados a la tasa de cambio promedio. La ganancia o pérdida por traducción es incluida en el patrimonio como "Ajuste por Traducción Acumulada".

El monto de los activos y pasivos no monetarios al 31 de diciembre de 2001, fue traducido a bolívares a la tasa de cambio de la fecha del cambio y estos montos fueron considerados como la nueva base contable para la traducción de los estados financieros.

De acuerdo con el EITF 92-8, la diferencia entre la nueva base contable y los valores utilizados fiscalmente de los activos no monetarios representa una diferencia temporal de acuerdo con SFAS 109 y por lo tanto deberá ser reconocida (ver Nota 12).

Las tasas de cambio utilizadas para la traducción fueron las siguientes (Bs. por US$ 1.00):

	2002	**2001**
Al inicio del año	758.00	700.00
Al final del año	1,403.00	758.00
Promedio del año	1,201.63	726.10
Inflación del año	85.09%	8.28%

COMISION NACIONAL DE VALORES
03 APR 29 PM 2:47
ARCHIVO RECIBIDO

e. ***Efectivo y equivalentes de efectivo*** – Para efectos de la preparación del estado de flujos de efectivo, la Compañía considera como equivalentes de efectivo las inversiones en depósitos a plazo con vencimientos inferiores a tres (3) meses.

f. ***Inversiones*** – Las inversiones permanentes en compañías afiliadas, donde se posee una participación entre un 20% y un 50%, y la inversión en la filial 100% poseída Inmuebles 310350, C.A. (véase nota 5) son presentadas al costo ajustado con la participación de la Compañía en las utilidades retenidas de esas compañías desde la fecha de su adquisición, cuando éstas son significativas. Las inversiones en compañías donde se tiene una participación menor del 20% son presentadas al costo ajustado por inflación, y los dividendos en efectivo son tratados como ingresos en el año en que se reciben.

   El exceso del costo de adquisición sobre el valor en libros de los activos netos a la fecha de adquisición de afiliadas, no identificable con activos específicos, es amortizado por el método de línea recta en un plazo de 20 años.

g. ***Inventarios*** – Al 31 de diciembre de 2002, los inventarios han sido presentados al costo promedio traducido a la tasa de cambio corriente a la fecha de cierre. Los inventarios al 31 de diciembre de 2001 han sido presentados al costo promedio traducido a la tasa de cambio histórica a la fecha estimada de adquisición, los cuales no exceden su valor de mercado.

h. ***Propiedades, planta y equipos*** – Las propiedades, planta y equipos se presentan al costo de adquisición, traducido a la tasa de cambio corriente. La depreciación se calcula con base en el método de línea recta sobre la vida útil originalmente estimada de los distintos activos. Es política de la Compañía capitalizar los costos relacionados con la instalación y puesta en marcha de nuevas maquinarias hasta lograr su estabilización en el proceso productivo, cuando éstos son significativos.

   Los desembolsos por mantenimiento y reparaciones son cargados a los resultados en el año en que se incurren, mientras que aquellos por renovación o mejoras son capitalizados.

   Las propiedades y equipos vendidos y posteriormente arrendados con opción de compra han sido registrados como activos y las obligaciones correspondientes se han registrado como un pasivo. Los resultados obtenidos en las ventas con arrendamiento posterior son diferidos y amortizados de acuerdo con la vida útil de los activos respectivos. Las propiedades y equipos así registrados, se deprecian por el método y base anteriormente señalados.

   La porción de la tasa de interés aplicable a desembolsos relacionados con proyectos de inversión es capitalizada como costo adicional de las construcciones en proceso. Esta porción es amortizada en función de la vida útil aplicable a los activos adquiridos.

   La Compañía revisa el deterioro de los activos fijos cuando los eventos o circunstancias indicadas que el valor en libros de un activo podría no ser recuperada. La recuperación de los activos que se tengan y usen es medido, comparando el valor en libros de los activos con los flujos netos de efectivo que se esperan sean generados por el activo. Sí cada activo es considerado deteriorado, el deterioro reconocido es medido a través del monto que exceda entre el valor en libros y el valor razonable de mercados de los activos. Los activos en venta son registrados al menor entre el valor en libros y el valor de mercado menos los costos de venta.

i. ***Apartado para prestaciones sociales*** – El apartado para prestaciones sociales comprende el 100% del pasivo relacionado con los derechos adquiridos según la Ley Orgánica del Trabajo y un apartado adicional para cubrir parte del pasivo por despidos injustificados.

j. ***Impuesto sobre la renta diferido*** – El impuesto sobre la renta diferido es calculado utilizando el método de activos y pasivos, sobre las diferencias de tiempo entre las partidas reflejadas en el balance general y la base fiscal utilizada para la determinación del impuesto sobre la renta. Los impuestos diferidos activos y pasivos son calculados utilizando las tasas estimadas de impuestos aplicables a los años en los cuales las diferencias temporales serán revertidas. Los efectos relacionados con cambios en las tasas de impuestos son reconocidos en los resultados del período en el cual se producen.

k. ***Reconocimiento de ingresos*** – Los ingresos por ventas de tisúes, papel, impresión, escritura y embalaje son registrados sobre una base acumulativa cuando los derechos de propiedad son transferidos.

l. ***Valor razonable de los instrumentos financieros*** – El valor en libros del efectivo y equivalentes de efectivo, cuentas por cobrar comerciales y cuentas por pagar comerciales se aproximan al valor razonable debido a los vencimientos a corto plazo de tales instrumentos.

m. ***Uso de estimaciones en la preparación de los estados financieros*** – La preparación de los estados financieros de conformidad con principios de contabilidad de aceptación general requiere el uso de estimaciones por parte de la gerencia, las cuales afectan las cifras de activos y pasivos, su divulgación, y los montos de ingresos y gastos. Los resultados finales podrían variar de las citadas estimaciones.

n. ***Resultados ampliados***– SFAS N° 130 "Comprenhensive Income", establece los estándares para el reporte y la revelación de los resultados ampliados y sus componentes en los estados financieros. Esto requiere que todas las partidas que deben ser reconocidas según las normas contables como componentes de los resultados ampliados sean reportadas en un estados de ganancias y pérdidas que sea revelado con la misma prominencia que los otros estados financieros. Los resultados ampliados está conformado por ganancias netas y ajustes derivados de la conversión de la divisa extranjera y es presentado en el estado consolidado de cambios en el patrimonio.

o. ***Reclasificaciones*** – Algunas cifras de los estados financieros consolidados al 31 de diciembre de 2001, han sido reclasificadas para efectos comparativos con las del año terminado el 31 de diciembre de 2002.

2. INFORMACION ADICIONAL A LOS ESTADOS CONSOLIDADOS DE RESULTADOS Y DE FLUJOS DE EFECTIVO

Durante los años terminados el 31 de diciembre, los intereses e impuestos pagados se discriminan de la siguiente manera (en millones de dólares estadounidenses):

	2002	2001
Intereses	5.8	7.7
Impuestos	2.0	1.2

3. EFECTOS Y CUENTAS POR COBRAR

Al 31 de diciembre, los efectos y cuentas por cobrar se componen de lo siguiente (en miles de dólares estadounidenses):

	2002	2001
Comerciales	30,324	40,677
Compañías relacionadas (Nota 13)	261	129
Empleados	1,793	2,588
Deudores diversos	925	1,016
	33,303	44,410
Menos – apartado para cuentas de cobro dudoso	675	626
	32,628	43,784

4. INVENTARIOS

Al 31 de diciembre, los inventarios se componen de lo siguiente (en miles de dólares estadounidenses):

	2002	2001
Productos terminados	12,908	14,266
Productos en proceso	63	77
Materias primas	6,718	9,638
Repuestos	3,832	7,483
Inventario en tránsito	4,711	2,443
	28,232	33,907
Menos – provisión para obsolescencia	257	808
	27,975	33,099

Durante los años terminados el 31 de diciembre de 2002 y 2001, la Compañía decidió presentar ciertos inventarios que se estiman serán utilizados en un período superior a un (1) año, como inventario de repuestos a largo plazo.

5. OTROS ACTIVOS CIRCULANTES

Al 31 de diciembre, los otros activos circulantes se componen de lo siguiente (en miles de dólares estadounidenses):

	Nota	%	2002	2001
Activos netos de filiales en proceso de desincorporación:				
Inmuebles 310350, C.A.	(A)	100	16,484	23,033
Otras inversiones registradas al costo:				
Otras			31	59
Menos – apartado para inversiones			10,891	9,622
			5,624	13,470

(A) Filial constituida en el año 2000, principalmente con aportes de propiedades de la Compañía. Durante el año 2001, la Compañía aportó la mayoría de sus inversiones en acciones registradas al costo, ciertas cuentas por cobrar y una opción sobre créditos de reducción de emisiones a obtener por las plantaciones forestales vendidas en el año 2001. Al 31 de diciembre de 2002 y 2001, esta filial poseía inmuebles por US$ 8.7 millones presentados al valor de venta rápida de acuerdo con informes de peritos avaluadores independientes de fecha agosto de 2002, e inversiones en acciones y la opción sobre créditos por reducción de emisiones por US$ 7.5 millones. Los inmuebles de esta filial se encuentran garantizando obligaciones contingentes hasta por US $ 3 millones. A la fecha de emisión de estos estados financieros consolidados, la Compañía está evaluando los términos bajo los cuales será desincorporada esta inversión.

6. INVERSIONES EN AFILIADAS

Al 31 de diciembre, las inversiones en afiliadas se componen de lo siguiente (en miles de dólares estadounidenses):

	Nota	%	2002	2001
Inversión registrada según el método de participación patrimonial y exceso sobre el valor según libros pagado:				
Simco Recycling Corp. Inc.	(A)	50	411	648

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	Nota	%	2002	2001
Otras inversiones registradas al costo:				
Losani, S.A.	(B)	40	80	83
Panamericana de Licencias, S.A.	(B)	40	134	139
Inversiones inmobiliarias			43	80
			257	302
			668	950

(A) Los estados financieros utilizados para registrar la participación patrimonial de Simco Recycling Corp. Inc., filial domiciliada en los Estados Unidos de Norteamérica, se resumen a continuación (cifras al 31 de agosto, en miles de dólares estadounidenses):

	2002	2001
Activo circulante	1,320	1,096
Total activo	2,194	2,073
Pasivo circulante	2,339	2,024
Patrimonio	(585)	(238)
Total pasivo y patrimonio	2,194	2,073
Pérdida neta	(347)	(1,374)

El valor de adquisición en moneda constante de esta filial resultó en un exceso sobre el valor según libros de US$ 0.7 millones, el cual se amortiza de acuerdo con lo establecido en los principios de contabilidad. La Compañía evalúa periódicamente la realización del exceso pagado en la adquisición de la afiliada con las expectativas de los flujos de caja futuros e ingresos operativos. Basado en su más reciente análisis, la Compañía estima que el valor de la inversión es realizable.

(B) De acuerdo con estados financieros no auditados, la participación patrimonial en estas compañías no se considera significativa para los estados financieros consolidados, por lo que las mismas se presentan al costo.

7. PROPIEDADES, PLANTA Y EQUIPOS

Al 31 de diciembre, las propiedades, planta y equipo se componen de (en miles de dólares estadounidenses):

	Vida útil (años)	2002	2001
Edificios	10 a 30	11,110	19,948
Maquinarias y equipos	7 a 20	102,156	183,375
Vehículos	3 a 6	3,635	3,893
Muebles, enseres y otros	5	5,047	8,237
		121,948	215,453
Menos – depreciación acumulada		86,878	134,623
		35,070	80,830
Terrenos		3,653	5,898
Construcciones en proceso		2,278	2,919
		41,001	89,647

Durante los años terminados el 31 de diciembre de 2002 y 2001, los gastos de reparación y mantenimiento de propiedades, planta y equipo ascendieron a US$ 11.3 millones y US$ 13.7 millones, respectivamente.

Al 31 de diciembre de 2002 y 2001, la porción de la tasa de interés que excede a la inflación, capitalizada en propiedades, planta y equipos, alcanza a US$ 1.7 millones y US$ 4.1 millones, respectivamente, neto de amortización acumulada. Durante 2002 y 2001, la Compañía no ejecutó proyectos de inversión que ameriten la capitalización de intereses.

Al 31 de diciembre de 2002, los activos totalmente depreciados incorporados al proceso productivo ascienden a US$ 70 millones.

8. CARGOS DIFERIDOS Y OTROS ACTIVOS

Al 31 de diciembre de 2002 y 2001, los cargos diferidos y otros activos están conformados principalmente por marcas de comercio poseídas por una filial del exterior los cuales ascienden a US$ 2,1 millones y US$ 2.2 millones, respectivamente, neto de amortización acumulada por US$ 0.49 millones y US$ 0.38 millones, respectivamente, las cuales se amortizan en un período de veinte (20) años.

9. PRESTAMOS A LARGO PLAZO

Al 31 de diciembre, los préstamos a largo plazo están compuestos como sigue (en miles de dólares estadounidenses):

	2002	2001
a. Préstamo de banco del exterior por US$ 5.05 millones, a una tasa de interés variable (LIBOR + diferencial) pagadero en 12 cuotas trimestrales y consecutivas de US$ 420,8 mil cada una, a partir del 23 de noviembre de 1999	-	1,683
b. Préstamos de bancos locales, a tasas de interés variables, con plazos desde uno y medio (1,5) a dos (2) años, y vencimientos desde 2003 a 2004	5,435	18,857
	5,435	20,540
Menos – porción circulante	4,366	9,452
	1,069	11,088

Las tasas de interés promedio derivadas de préstamos obtenidos de bancos locales oscilaron entre 28.75% y 74.51% para el año 2002 y 15.63% y 30% para el año 2001.

El monto total de los pagos de capital para los próximos dos (2) años a partir del 31 de diciembre de 2002 se discriminan de la siguiente forma: US$ 4.3 millones en 2003 y US$ 1.06 millones en 2004.

Al 31 de diciembre de 2002, la Compañía mantiene préstamos de bancos locales por US$ 3.5 millones que incluyen entre otras, las siguientes cláusulas restrictivas:

- Constituir garantía real sobre cualquiera de sus bienes para garantizar obligaciones hasta por la cantidad de Bs. 2,500 millones, sin previa autorización del banco.
- No exceder de US$ 60 millones de deuda financiera neta.
- Exigibilidad inmediata del préstamo si se produce una modificación sustancial en la composición accionaria de la Compañía, sin previa notificación al banco.
- Gravar bienes de su propiedad sin haber obtenido previamente y en cada caso, la autorización por escrito del banco.
- En caso de liquidación de la inversión en Inmuebles 310350, C.A., la Compañía no podrá generar en ningún caso una pérdida contable y/o una cuenta por cobrar en los libros.
- La prestataria y sus filiales y relacionadas no se fusionarán ni se consolidarán con ninguna persona.
- Aplicación de fondos recibidos por la prestataria para fines distintos a los manifestados en la solicitud

10. EMISION DE OBLIGACIONES Y PAPELES COMERCIALES

Al 31 de diciembre, las obligaciones emitidas en circulación y papeles comerciales están compuestas como sigue (en miles de dólares estadounidenses):

	2002	2001
a. Obligaciones quirografarias al portador, con vencimiento el 30 de octubre de 2004, con intereses a tasas variables pagaderos mensualmente.	1,885	-
b. Papeles comerciales, con vencimiento el 21 de enero de 2003, con rendimiento del 29.50% anual.	1,426	-
c. Obligaciones quirografarias al portador, con vencimiento el 24 de noviembre de 2001, 25 de enero 2002 y 18 de febrero de 2002, con intereses a tasas variables pagaderos mensualmente.	-	6,188
	3,311	6,188
Menos – porción circulante	1,426	6,188
	1,885	-

11. CUENTAS POR PAGAR

Al 31 de diciembre, las cuentas por pagar se componen de lo siguiente (en miles de dólares estadounidenses):

	2002	2001
Comerciales	31,101	26,839
Compañías relacionadas (Nota 13)	3,850	2,693
Otras	1,370	1,668
	36,321	31,200

12. PROVISION PARA IMPUESTOS

Impuesto sobre la renta

El impuesto sobre la renta al 31 de diciembre, se resume a continuación (en miles de dólares estadounidenses):

	2002	2001
Impuesto sobre la renta del año – estimado	2,154	3,852
Impuesto sobre la renta diferido	(89)	(3,385)
Menos – rebaja por inversiones en propiedades, planta y equipo y créditos trasladables de impuesto a los activos empresariales	(161)	(841)
	1,904	(374)

Para los años terminados el 31 de diciembre de 2002 y 2001, la tasa efectiva del gasto de impuesto sobre la renta difiere de la tasa fiscal aplicable a la utilidad antes de impuesto. La naturaleza de esta diferencia se debe a partidas permanentes relacionadas con la determinación de

la renta fiscal, principalmente, la participación patrimonial de las inversiones, dividendos e intereses exentos, así como los efectos del ajuste fiscal por inflación.

De conformidad con la legislación fiscal vigente, a partir del año 2000, los contribuyentes sujetos al impuesto sobre la renta que celebren transacciones con partes vinculadas en el exterior, deben determinar sus ingresos por las exportaciones efectuadas, y sus costos por los bienes y servicios adquiridos de partes vinculadas en el extranjero, de acuerdo con alguno de los métodos establecidos en dicha legislación. La Compañía se encuentra en proceso de efectuar el estudio sobre precios de transferencia requerido para documentar las mencionadas transacciones en el exterior. Debido a la naturaleza y volumen de las transacciones con partes relacionadas, la gerencia de la Compañía estima que no habrá algún efecto importante en los estados financieros consolidados.

Así mismo, de conformidad con dicha legislación, la Compañía puede trasladar las rebajas por nuevas inversiones en propiedades y equipos, y las pérdidas fiscales operativas, distintas a las originadas por el ajuste fiscal por inflación, hasta tres (3) años subsiguientes al ejercicio en que se incurran. El efecto fiscal deducible no compensado del ajuste fiscal por inflación, podrá ser trasladado hasta el año subsiguiente al ejercicio en que se incurra.

Por otra parte, la legislación antes mencionada establece con vigencia a partir del 1 de enero de 2001, entre otras cosas, el gravamen sobre los dividendos, los enriquecimientos netos obtenidos de fuente extranjera bajo el régimen de renta mundial, y aquellos obtenidos por las inversiones o participaciones bajo el régimen de transparencia fiscal internacional.

Impuesto diferido

El impuesto diferido refleja el impacto de las diferencias temporales entre los montos de activos y pasivos registrados según las bases contables indicadas en la Nota 1, y aquellos incluidos para la determinación del impuesto sobre la renta de conformidad con la legislación fiscal vigente.

La composición del efecto de las partidas consideradas para la determinación del impuesto diferido al 31 de diciembre, se muestra a continuación (en miles de dólares estadounidenses):

	2002	**2001**
Partidas capitalizadas para propósitos contables:		
Activo por impuesto diferido:		
Diferencia entre base contable y base fiscal de los activos fijos	19,771	-
Provisiones y apartados	3,676	3,897
Menos – reserva de valuación	19,771	49
	3,676	3,848
Pasivo por impuesto diferido		
Depreciación de arrendamientos capitalizables	1,010	2,120
Costos de instalación y puesta en marcha de proyectos	26	520
Otras	388	265
	1,424	2,905
	2,252	943

De conformidad con lo establecido en el SFAS N° 109, al 31 de diciembre de 2002 y 2001, la Compañía estableció una reserva de valuación correspondiente a la porción que considera no realizable del activo por impuesto diferido. La realización del impuesto diferido activo dependerá de los resultados fiscales futuros. La Compañía estima que es muy probable que tal activo será realizado; sin embargo, la realización final del mismo podría ser impactada negativamente por variables no conocidas o no anticipadas en este momento.

Impuesto a los activos empresariales

La Ley de Impuesto a los Activos Empresariales establece un impuesto del uno por ciento (1%) sobre el valor promedio de los activos tangibles e intangibles ajustados por inflación. El impuesto a pagar según esta Ley será la cantidad que exceda del total del impuesto sobre la renta a pagar en el ejercicio anual, si lo hubiese. En caso de que el monto del impuesto sobre la renta sea menor que el impuesto sobre los activos empresariales, el excedente podrá ser trasladado como crédito sobre el impuesto sobre la renta que se cause en los tres ejercicios anuales subsiguientes. Al 31 de diciembre de 2002, la Compañía y sus filiales no mantienen créditos trasladables de impuesto a los activos empresariales.

13. TRANSACCIONES CON COMPAÑIAS RELACIONADAS

Durante los años 2002 y 2001, la Compañía y sus filiales realizaron las siguientes transacciones significativas con compañías relacionadas, en el curso normal de sus operaciones (en miles de dólares estadounidenses):

	2002	2001
Ventas de inventarios	189	2,813
Compras de inventarios	8,059	4,256
Compras de energía eléctrica	9,091	7,274

Producto de estas transacciones, y otras de menor importancia, se generaron los siguientes saldos por cobrar y por pagar (en miles de dólares estadounidenses):

	2002	2001
Cuentas por cobrar a corto plazo		
Corporación Industrial de Energía, C.A.	152	21
J.C. Papeleras, C.A.	108	76
Agroindustrial Mandioca, C.A.	-	21
Turboven Cagua Company Inc.	-	6
Turbogeneradores de Venezuela, C.A.	-	4
Agropecuaria Mandioca, C.A.	1	1
	261	129

Cuentas por pagar a corto plazo	2002	2001
Turbogeneradores Maracay, C.A.	2,275	632
Inmuebles 310350, C.A.	609	94
Losani, S.A.	300	997
Simco Recycling Corp. Inc.	290	152
Seinforca, C.A.	281	246
Turboven Maracay Company Inc.	89	572
Turboven Cagua Company Inc.	3	-
Agroindustrial Mandioca, C.A.	3	-
	3,850	2,693

14. PATRIMONIO

Capital social

El capital social legal de la Compañía está compuesto por 2,294,009,424 acciones comunes de Bs. 10 cada una, las cuales incluyen 1,147,004,712 acciones emitidas a través de un decreto de dividendos efectuado el 25 de noviembre de 1996, mediante la capitalización parcial de la cuenta "saldo neto actualizado para futuros aumentos de capital", la cual se encuentra reflejada en los estados financieros expresados en valores corrientes de la Compañía, de acuerdo con principios de contabilidad venezolanos. Para efectos de los estados financieros presentados de conformidad con US GAAP, el capital social reflejado en las cuentas de patrimonio al 31 de diciembre de 2002 y 2001 no incluye el mencionado aumento de capital, el cual se relaciona exclusivamente con los estados financieros expresados en valores corrientes para efectos locales.

Reserva legal

El Código de Comercio establece el apartado de un 5% de las ganancias netas de las compañías para establecer la reserva legal, hasta que ésta alcance por lo menos un 10% del capital social. Esta reserva no podrá distribuirse como dividendos.

Dividendos en efectivo

Con fecha 14 de febrero de 2002, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 2,00 por acción, para un total de Bs. 4.6 millones (US$ 3.2 millones). Con fecha 18 de abril de 2002, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 2,00 por acción, para un total de Bs. 4.6 millones (US$ 3.2 millones). Igualmente, con fecha 9 de octubre de 2002, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 5,00 por acción, para un total de Bs. 11.4 millones (US$ 8.1 millones).

Con fecha 27 de abril de 2001, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 1,00 por acción, para un total de Bs. 2.2 millones (US$ 3,3 millones). Igualmente, con fecha 16 de noviembre de 2001, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 1,00 por acción, para un total de Bs. 2.2 millones (US$ 3,4 millones).

Utilidades retenidas

31 de diciembre de 2002 y 2001, el déficit acumulado incluye US$ 1.7 millones y US$ 1.1 millones de utilidades retenidas de las filiales, las cuales serán disponibles cuando las filiales las decreten como dividendos, respectivamente.

15. ACTIVOS Y PASIVOS EN MONEDA EXTRANJERA

A continuación se describen los activos y pasivos monetarios denominados en bolívares al 31 de diciembre de 2002 y 2001, y convertidos a la tasa de cambio de Bs. 1,403.00 y Bs. 758.00 por US$ 1,00, respectivamente, de acuerdo con el mercado libre de divisas:

	2002	2001
	(En miles de US$)	
Activo:		
Efectivo e inversiones temporales	1,710	3,893
Cuentas por cobrar comerciales	19,144	30,930
Cuentas por cobrar a compañías relacionadas	104	95
Cuentas por cobrar empleados	1,793	2,588
Anticipos a proveedores y deudores diversos	1,775	265
	24,526	37,771
Pasivo:		
Pagarés y sobregiros bancarios	5,845	616
Obligaciones emitidas en circulación	3,311	6,188
Cuentas por pagar comerciales	7,851	8,231
Cuentas por pagar a compañías relacionadas	3,260	1,544
Gastos acumulados por pagar y otras	2,214	6,287
Préstamos a largo plazo	5,435	18,856
Prestaciones sociales	4,430	6,351
	32,346	48,073

16. CONCENTRACION DE RIESGOS DE CREDITO

Los instrumentos financieros que someten parcialmente a la Compañía a concentraciones de riesgo de crédito consisten principalmente en inversiones temporales en efectivo y cuentas por cobrar comerciales. La Compañía coloca sus inversiones temporales en distintas instituciones financieras y por política limita el monto de riesgo de crédito. Las concentraciones de riesgo de crédito con respecto a cuentas por cobrar comerciales son limitadas debido al gran número de clientes que posee la Compañía. Al 31 de diciembre de 2002 y 2001 la Compañía no posee concentraciones significativas de riesgos de crédito distintas a las anteriormente señaladas.

17. INFORMACION POR SEGMENTOS DE NEGOCIO

COMISION NACIONAL DE VALORES
03 APR 29 PM 2:47
ARCHIVO
RECIBIDO

La Compañía y sus filiales operan en los siguientes segmentos de negocio:

Papel impresión, escritura y embalaje

La producción de este segmento de negocio está orientada básicamente hacia la manufactura de papel tipo Bond, Bristol, Register, MF y MG, entre otros. La comercialización se realiza en mayor medida bajo la forma de productos finales tales como bolsas, sacos, resmas, resmillas, cuadernos, sobres, y otros productos.

Papel Tissue

La planta de papel Tissue produce varios grados de este tipo de papel, los cuales son convertidos en productos finales tales como papel higiénico, toallas, servilletas y faciales, en la Planta de Maracay y en la de Trinidad & Tobago.

La información relevante de cada segmento para los años terminados el 31 de diciembre es la siguiente (en miles de dólares estadounidenses):

	2002	2001
Ventas netas:		
Papel, impresión, escritura y embalaje		
Mercado local	61,388	93,425
Exportaciones	16,752	13,573
	78,140	106,998
Papel Tissue		
Mercado local	62,722	84,115
Exportaciones	15,335	15,702
	78,057	99,817
	156,197	206,815
Ganancia en operaciones:		
Papel, impresión, escritura y embalaje	8,825	5,508
Papel tissue	17,399	17,323
	26,224	22,831
Activos identificables al final del año:		
Papel, impresión, escritura y embalaje	56,190	89,496
Papel tissue	63,526	101,201
Activos corporativos	7,896	10,589
	127,612	201,286

18. COMPROMISOS Y CONTINGENCIAS

Fianzas y garantías otorgadas

Para garantizar obligaciones adeudadas por compañías afiliadas, la Compañía ha otorgado fianzas a favor de instituciones bancarias por un monto de US$ 0.02 millones.

Al 31 de diciembre de 2002, la Compañía mantiene créditos cedidos a instituciones financieras por US$ 1.7 millones para garantizar el financiamiento de operaciones de exportación efectuadas a compañías filiales. Estos créditos se presentan incluidos en los documentos por pagar a esa fecha.

En virtud del contrato de venta de los activos relacionados con los proyectos forestales, la filial Inmuebles 310350, C.A. se constituyó en fiadora solidaria y principal pagadora de la Compañía frente al comprador para garantizarle a este último todas y cada una de las obligaciones asumidas por la Compañía. Dicha fianza queda limitada a la cantidad de US$ 2.3 millones; de no producirse reclamo alguno, el 30 de abril de 2003 se reducirá a US$ 1 millones y el 30 de abril de 2005 se reducirá a US$ 0.350 millones, venciéndose definitivamente dicha fianza. A efectos de garantizar la fianza antes señalada, la filial constituyó una hipoteca de primer grado a favor del comprador hasta por la cantidad de US$ 3 millones, sobre inmuebles de su propiedad constituidos por las plantas 4 y 5 de la Torre Country Club; así mismo se ha convenido que en el caso de venta de los inmuebles gravados, esta garantía será sustituida por una garantía sobre títulos valores cotizados en la Bolsa de Valores de Caracas.

Cartas de crédito abiertas

La Compañía ha solicitado la apertura de cartas de crédito con instituciones financieras para la adquisición de materias primas y suministros. Al 31 de diciembre de 2002, las cartas de crédito abiertas por estos conceptos alcanzan a US$ 0.32 millones.

Contingencias

Las autoridades fiscales y laborales han determinado ciertos reparos y reclamos en contra de la Compañía, los cuales ascienden a US$. 2.37 millones, y para los cuales se han efectuado los escritos de descargo correspondientes. La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar estas demandas, y estiman que la resolución final de los mismos no tendrá efectos importantes sobre los estados financieros consolidados.

Al 31 de diciembre de 2002 y 2001, se encuentran en espera de decisión ante el Tribunal Supremo de Justicia, los recursos de reintegro de divisas al Banco Central de Venezuela por US$ 1.8 millones introducidos por el Ministerio de Hacienda (actualmente Ministerio de Finanzas). La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar este asunto, y estiman que la resolución final de los mismos no tendrá efectos importantes sobre los estados financieros consolidados.

19. EVENTOS POSTERIORES

COMISION NACIONAL
DE VALORES

03 APR 29 PM 2:47

ARCHIVO
RECIBIDO

Obligaciones emitidas en circulación

En fecha 21 de enero de 2003, la Compañía canceló totalmente los papeles comerciales existentes al 31 de diciembre de 2002.

Situación política, económica y social

Como resultado de la situación política, social y económica por la cual atraviesa el país, determinados sectores importantes de la economía nacional se han visto afectados, pudiendo originarse consecuencias futuras adicionales. Estas situaciones pudieran incidir directa o indirectamente, en las operaciones futuras de la Compañía.

Medidas económicas

Control de cambios – Con fecha 21 de enero de 2003, el Ejecutivo Nacional y el Banco Central de Venezuela convinieron suspender el comercio de divisas en el país durante cinco (5) días hábiles bancarios, según lo publicado en la Gaceta Oficial No. 37.614. El acuerdo menciona que estas instituciones dictarán, mediante convenio especial, las normas relativas a la administración del régimen cambiario que se establezca. Con fecha 27 de enero de 2003, el Ejecutivo Nacional y el Banco Central de Venezuela convinieron en prorrogar hasta el 5 de febrero de 2003 la suspensión antes indicada, según lo publicado en la Gaceta Oficial No. 37.618.

Con fecha 5 de febrero de 2003, el Ejecutivo Nacional y el Banco Central de Venezuela celebraron los Convenios Cambiarios números 1 y 2, los cuales establecen el Régimen para la Administración de Divisas, y el tipo de cambio que regirá las operaciones establecidas en dichos convenios, respectivamente. Entre otros aspectos, los mencionados convenios establecen lo siguiente:

- El Banco Central de Venezuela centralizará la compra y venta de divisas en el País, en los términos establecidos en los convenios suscritos o por suscribirse.

- Se crea la Comisión de Administración de Divisas (CADIVI), a la cual corresponde la coordinación, administración, control y establecimiento de requisitos, procedimientos y restricciones que requiera la ejecución de dicho convenio.

- Se fijan los tipos de cambio a partir de la entrada en vigencia de los mencionados convenios en Bs. 1.596 por US$ 1,00 para la compra, y Bs. 1.600 por US$ 1,00 para la venta.

En esa misma fecha, la Presidencia de la República emitió el Decreto No. 2.302, el cual establece el marco general de funcionamiento de CADIVI y las Normas para la Administración y Control de Divisas. De acuerdo con lo establecido en el mencionado decreto, el Presidente de la República, en Consejo de Ministros, aprobará los lineamientos generales para la distribución del monto de divisas a ser destinado al mercado cambiario, oída la opinión de CADIVI, de acuerdo al presupuesto de divisas que se establecerá en aplicación del convenio cambiario. Así mismo, dicho decreto establece, entre otros, que la adquisición de divisas estará sujeta a la previa inscripción del interesado en los registros de usuarios y a la autorización para participar en el régimen cambiario, con los documentos y demás recaudos a ser establecidos por CADIVI. (Véase nota 15)

Posteriormente han sido emitidas las providencias relativas a la administración de divisas correspondientes a las importaciones y a la de exportaciones. A la fecha, no han sido emitidas todas las providencias relativas a las operaciones que realiza el sector privado, por lo cual no se dispone de elementos que permitan determinar los efectos, de haber alguno, sobre los estados financieros consolidados al 31 de diciembre de 2002.

Control de precios – Con fecha 6 de febrero de 2003, el Ejecutivo Nacional decretó control de precios sobre bienes y servicios de primera necesidad, entre los cuales se incluyen ciertos productos elaborados por la Compañía.

INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---

[Letterhead of Manpa]

Caracas, July 22, 2003.

Messrs.

NATIONAL SECURITIES COMMISSION (CNV)

Present.

Attn.: National Securities Registry

In compliance with the regulations in effect, enclose please find three (3) counterparts of the following documents belonging to Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

1. Consolidated Financial Statements Restated at June 30, 2003.

2. Consolidated Statements of Equity Accounts Movements at June 30, 2003 restated in Bolivars.

3. Consolidated Statements of Flow in Equity Accounts at June 30, 2003 in restated bolivars.

4. Consolidated Statements of Cash Flow for the term comprised from January the 1st through June the 30th for the years 2003 and 2002, in restated bolivars.

5. Historical Consolidated Financial Statements at June 30, 2003.

6. Consolidated Statements of Movements in Equity Accounts at June 30, 2003 in historical bolivars.

INTERPRETE PUBLICO

7. Consolidated Statements of Movements in Equity Accounts at June 30, 2002 in historical bolivars.

8. Consolidated Statements of Cash Flows for the term comprised from January the 1st through June the 30th for the years 2003 and 2002, in historical bolivars.

9. Detail of long-term loans at June 30, 2003.

Having no further matter to discuss,

Sincerely,

LETICIA LEVEL (signed) Illegible.

Treasury Corporate Manager.

Phone 901 22 45 Fax 901 23 17

level@manpa.com.ve --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED PROFIT AND LOSS STATEMENT RESTATED

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND JUNE THE 30TH

STATED IN CONSTANT CURRENCY AT JUNE 30, 2003

INTERIM PRELIMINARY

(In thousands of Bs.)

	1st Trimester 2003	1ST Trimester 2002
Net sales	134,448,633	122,215,836
OPERATING COSTS AND EXPENSES	90,039,517	72,710,918
Sales cost	4,541,710	6,677,868
Administration expenses	12,383,271	15,538,971
Sales expenses	106,964,498	94,927,757
TOTAL COSTS AND OPERATING EXPENSES	27,484,135	27,288,079
PROFITS BEFORE INTERESTS/TAXES/DEPOSITS AND AMORTIZATIONS		
DEPRECIATION AND AMORTIZATION	7,037,439	11,876,742

PÚBLICO
JUAN ... HERNANDEZ MORA

OTHER INCOME/ (EXPENSES)		
Others – net	-16,446,086	-6,219,181
INTEGRAL FINANCING INCOME (COST)		
Earned interests	248,191	288,204
Interests expenses	-3,313,606	-6,175,427
Exchange differences – net	2,709,032	-2,211,348
Monetary earnings	2,951,870	1,385,851
TOTAL INTEGRAL FINANCING INCOME (COST)	2,595,487	-6,712,720
PROFITS BEFORE INCOME TAX	6,596,097	2,479,436
Income tax provision	1,411,317	1,915,290
NET INCOME	5,184,780	564,146

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET RESTATED

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND JUNE THE 30TH

STATED IN CONSTANT CURRENCY AT JUNE 30, 2003

INTERIM PRELIMINARY

(In thousands of Bs.)

	1st Trimester 2003	1ST trimester 2002
ASSETS		
CURRENT		
Cash and listed securities	24,386,005	12,271,457
Commercial Accounts Receivable	44,136,107	44,437,141
Other accounts receivable	5,943,436	5,222,037
Inventory	40,460,059	47,196,890

Advances to suppliers	2,666,474	2,320,354
TOTAL CURRENT ASSETS	119,381,811	112,690,684
Investments	13,119,813	26,472,633
NET FIXED ASSETS	383,278,968	478,077,006
Other Assets	1,304,489	1,869,176
TOTAL ASSETS	517,085,081	619,109,499

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET RESTATED

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND JUNE THE 30TH

STATED IN CONSTANT CURRENCY AT JUNE 30, 2003

INTERIM PRELIMINARY

(In thousands of Bs.)

	1st Trimester 2003	1ST Trimester 2002
LIABILITIES AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITIES		
Bank and commercial loans	13,095,000	10,466,870
Current portion of long-term loans	2,250,000	7,507,718
Commercial accounts payable	45,394,446	36,880,313
Other accounts payable	7,241,271	6,864,714
Dividends	2,723,590	1,436,335
Others	5,482,368	3,897,409
TOTAL CURRENT LIABILITIES	76,186,675	67,053,359
INCOME TAX PROVISION		

TOTAL ALLOWANCES AND PROVISIONS	3,027,582	4,905,782
LONG-TERM LIABILITIES		
Long-term loans	4,907,100	3,019,290
Severance benefits and Other reserves	10,687,312	7,471,814
Other liabilities	1,532,206	1,846,482
TOTAL LONG-TERM LIABILITIES	17,126,618	12,337,586
TOTAL LIABILITIES	96,340,875	84,296,727
SHAREHOLDERS' EQUITY	420,744,206	534,812,772
TOTAL LIABILITIES AND EQUITY	517,085,081	619,109,499

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.--

(Next there are two consolidated statement of flow attached hereto)

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW RESTATED

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND JUNE THE 30TH

OF THE YEARS 2002 AND 2003

STATED IN CONSTANT CURRENCY AT JUNE 30, 2003

(Stated in thousands of Bs.)

	2003	2002
OPERATING ACTIVITIES:		
Net earnings	5,184,780	564,146
Adjustments to conciliate the net income with the cash provided by the operating activities:		
Participation minority shareholders, net	426,136	465,723
Participation in results from non-consolidated affiliates	1,189,121	-

Disposal of non-monetary accounts	(138,313)	-
Provision for investments	2,191,213	4,836,882
Amortization of excess of cost on book value of shares in affiliates	42,321	-
Monetary earnings	(2,951,870)	(1,385,896)
Depreciation	7,037,439	11,474,123
Provision for severance benefits	6,552,718	7,526,564
Changes in current assets and liabilities	9,753,068	3,215,088
Deferred charges and other assets	(29,694)	(110,242)
Payment of severance benefits	(7,151,985)	(7,245,403)
Other liabilities and deferred credits	3,250,000	-
Other liabilities and deferred credits	(13,159)	(13,160)
Net cash provided for operating activities	25,341,158	19,604,986
INVESTMENT ACTIVITIES:		
Additions to property, plant and equipment net	(1,420,793)	-
Sales and withdrawals of properties and equipment, net	548,625	4,480,787
Net cash provided for investment activities	(872,168)	4,480,787
FINANCING ACTIVITIES:		
Increase (reduction) in promissory notes and bank overdrafts	1,328,825	10,466,870
Reduction of long-term loans	(4,688,786)	(20,139,962)
Cash dividends	(11,629,481)	(13,114,437)
Net cash provided for (used by) financing activities	(14,989,442)	(22,787,529)
NET INCREASE IN CASH AND CASH EQUIVALENTS	9,479,548	1,298,244
CASH AND CASH EQUIVALENT:		
AT THE BEGINNING OF PERIOD	14,906,457	10,973,213
AT THE END OF PERIOD	24,386,005	12,271,457



Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION

HISTORICAL CONSOLIDATED PROFIT AND LOSS STATEMENT

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND JUNE THE 30TH

INTERIM PRELIMINARY

(In thousands of Bs.)

	1st Trimester 2003	1ST Trimester 2002
Net sales	129,819,806	87,132,544
OPERATING COSTS AND EXPENSES		
Sales cost	80,624,325	49,176,606
Administration expenses	4,386,351	4,872,424
Sales expenses	11,890,211	11,095,085
DEPRECIATION AND AMORTIZATION	1,543,586	2,584,935
OPERATING EARNINGS	31,375,333	19,403,494
OTHER INCOME/ (EXPENSES)		
Others – net	-13,441,885	-2,742,981
INTEGRAL FINANCING INCOME (COST)		
Earned interests	238,479	201,237
Interests expenses	-3,108,487	-4,359,018
Exchange differences – net	2,392,488	-1,635,870
TOTAL INTEGRAL FINANCING INCOME (COST)	-477,520	-5,793,651
PROFITS BEFORE INCOME TAX	17,455,928	10,866,862
Income tax provision	1,334,682	1,361,963
NET INCOME	16,121,246	9,504,899


PUBLICO

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

HISTORICAL CONSOLIDATED BALANCE SHEET

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND JUNE THE 30TH

INTERIM PRELIMINARY

(In thousands of Bs.)

	1st Trimester 2003	1st Trimester 2002
ASSETS		
CURRENT		
Cash and listed securities	24,386,005	9,144,793
Commercial Accounts Receivable	44,136,107	33,114,932
Other accounts receivable	5,943,436	3,891,506
Inventory	36,242,291	28,602,287
Expenses paid in advance	1,764,325	903,964
Advances to suppliers	2,652,271	1,716,893
TOTAL CURRENT ASSETS	115,124,435	77,374,375
Investments	458,545	2,000,718
NET FIXED ASSETS	33,097,725	36,329,557
Other Assets	1,304,489	1,392,926
TOTAL ASSETS	149,985,194	117,097,576

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION


9
INTERPRETE
PUBLICO
JUDITH X. HERNANDEZ MORA

HISTORICAL CONSOLIDATED BALANCE SHEET

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND JUNE THE 30TH

INTERIM PRELIMINARY

(In thousands of Bs.)

	1st Trimester 2003	1st Trimester 2002
LIABILITIES AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITIES		
Bank and commercial loans	13,095,000	7,800,000
Current portion of long-term loans	2,250,000	5,594,815
Commercial accounts payable	45,394,446	27,483,520
Other accounts payable	7,199,891	5,115,642
Dividends	2,723,590	1,070,369
Others	5,574,363	2,324,467
TOTAL CURRENT LIABILITIES	76,237,290	49,388,813
INCOME TAX PROVISION		
Income tax payable	3,027,582	3,655,830
LONG-TERM LIABILITY		
Long-term loan	4,907,100	2,250,000
Severance benefits and Other reserves	10,687,312	5,568,059
Other liabilities	8,998,670	9,928,513
TOTAL LONG-TERM LIABILITY	24,593,082	17,746,572
TOTAL LIABILITY	103,857,954	70,791,215
SHAREHOLDER'S EQUITY	46,127,240	46,306,361
TOTAL LIABILITY AND SHAREHOLDER'S EQUITY	149,985,194	117,097,576

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENTS

FOR THE TERM COMPRISED BETWEEN JANUARY THE 1ST AND JUNE THE 30TH

FOR THE YEARS 2002 AND 2003

IN HISTORICAL BOLIVARS

(Restated in thousands of Bs.)

	2003	2002
OPERATING ACTIVITIES:		
Net income	16,121,246	9,504,899
Adjustment to reconcile net income with cash provided for operating activities:		
Minority shareholders participation, net	426,136	347,061
Profit for selling assets	1,700	-
Participation in results from non-consolidated affiliates	473,312	302,490
Amortization of excess of cost on book value of shares from affiliates	40,374	40,374
Provision for investments		1,552,457
Depreciation	1,998,585	2,341,104
Provision for severance benefits	5,680,497	4,972,519
Changes in operating assets and liabilities	1,918,329	1,160,305
Deferred changes and other assets	(29,717)	(84,010)
Payment of severance benefits	(5,325,437)	(4,146,914)
Other liabilities and deferred credits	(59,265)	(59,256)
Net cash provided for (used in) operating activities	24,495,760	15,931,029
INVESTMENT ACTIVITIES:		
Additions to property, plant and equipment	(1,345,142)	(696,888)
Sales and removal of property and equipment	150	452,797
Net cash used in investment activities	(1,344,992)	(244,091)



Increase in promissory notes and bank overdrafts	2,895,000	7,800,000
Reduction in long-term loans	(3,112,000)	(12,415,702)
Cash dividends	(11,470,047)	(9,176,035)
Net cash used in financing activities	(11,687,047)	(13,791,737)
NET CASH INCREASE AND CASH EQUIVALENTS	11,463,721	1,895,201
CASH AND CASH EQUIVALENTS:		
At the beginning of period	12,922,284	7,249,592
At the end of period	24,386,005	9,144,793

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

LONG-TERM LOAN

At June 30, 2003 long-term loans (net current portion) comprised the following:	(Million Bs.)
a) Foreign bank loans amounting to Bs.3,000 million. Term: 2 years. Maturity: October 2004.	2,250,000
b) Local bank loan amounting to Bs.3,000 million. Term: 2 years. Maturity: October 2003.	1,875,000
c) Local bank loan amounting to Bs.3,000 million. Term: 2 years. Maturity: September 2003.	375,000
Less current portion	-2,250,000
	2,250,000

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Translator's Note:

At the upper right margin of each of the eleven (11) folios originally written in Spanish there is a wet seal that reads as follows: "National Securities Commission. 2003 July 23 PM 3:00. FILE. RECEIVED."--

The foregoing is the true and exact translation of the attached document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, August 5th, 2003.

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS RE-STATED FOR THE PERIOD INCLUDED FROM JANUARY 1 TO JUNE 30,2003
STATED IN CONSTANT CURRENCY AT JUNE 30, 2003
(Stated in thousand bolivars)

	Capital stock	Capital Updating	Updated Net Balance of Retained Earnings for the sole use of payment of dividends of shares of Manpa or subsidiaries	Accrued result from translation of foreign subsidiary	Retained Earnings: Legal Reserve	Retained Earnings: Undistributed	Result from holding non-monetary assets	Total Equity
BALANCES AT DECEMBER 31, 2002	22,940,094	82,470,177	181,041,243	91,966	10,541,027	23,296,836	125,923,791	446,305,134
Net income	-	-	-	-	-	5,184,780	-	5,184,780
Cash dividends	-	-	-	-	-	(11,629,481)		(11,629,481)
Result from holding non-monetary assets	-	-	-	-	-		(19,116,227)	(19,116,227)
BALANCES AT JUNE 30, 2003	22,940,094	82,470,177	181,041,243	91,966	10,541,027	16,852,135	106,807,564	420,744,206

CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS RE-STATED FOR THE PERIOD INCLUDED FROM JANUARY 1 TO JUNE 30,2002
STATED IN CONSTANT CURRENCY AT JUNE 30, 2003
(Stated in thousand bolivars)

	Capital stock	Capital Updating	Updated Net Balance of Retained Earnings for the sole use of payment of dividends of shares of Manpa or subsidiaries	Accrued result from translation of foreign subsidiary	Retained Earnings: Legal Reserve	Retained Earnings: Undistributed	Result from holding non-monetary assets	Total Equity
BALANCES AT DECEMBER 31, 2001	22,940,094	82,470,177	181,041,243	200,063	10,541,027	47,445,051	49,823,108	394,460,763
Net income	-	-	-	-	-	564,146	-	564,146
Cash dividends	-	-	-	-	-	(13,114,437)	-	(13,114,437)
Result from holding non-monetary assets	-	-	-	-	-		152,902,300	152,902,300
BALANCES AT JUNE 30, 2002	22,940,094	82,470,177	181,041,243	200,063	10,541,027	34,894,760	202,725,408	534,812,772

Juan Antonio Lovera
Finance Corporate Vice-President

María Alejandra Maguhn
Corporate Comptroller



INTERPRETE
PUBLICO




MANPA

Caracas, 22 de Julio de 2003.



Señores:
COMISIÓN NACIONAL DE VALORES - CNV
Presente.-

Atn. Registro Nacional de Valores

Cumpliendo con la normativa vigente, anexo le estamos enviando tres (3) ejemplares de los siguientes documentos de Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:



1. Estados Financieros Consolidados Reexpresados al 30 de Junio de 2003.
2. Estados Consolidados de Movimientos en las Cuentas de Patrimonio al 30 de Junio de 2003, en Bolívares Reexpresados.
3. Estados Consolidados de Movimientos en las Cuentas de Patrimonio al 30 de Junio de 2002, en Bolívares Reexpresados.
4. Estados Consolidados de Flujos de Efectivo para el período comprendido entre el 01 de Enero y el 30 de Junio de los años 2003 y 2002, en Bolívares Reexpresados.
5. Estados Financieros Consolidados Históricos al 30 de Junio de 2003.
6. Estados Consolidados de Movimientos en las Cuentas de Patrimonio al 30 de Junio de 2003, en Bolívares Históricos.
7. Estados Consolidados de Movimientos en las Cuentas de Patrimonio al 30 de Junio de 2002, en Bolívares Históricos.
8. Estados Consolidados de Flujos de Efectivo para el período comprendido entre el 01 de enero y el 30 de Junio de los años 2003 y 2002, en Bolívares Históricos.
9. Detalle de los Préstamos a Largo Plazo al 30 de Junio de 2003.

Sin más a que referirme, queda de usted,

Atentamente,

LETICIA LEVEL
GTE. PLANIFICACIÓN CORP.
Teléfono: 901 22 45 Fax 901 23 17
llevel@manpa.com.ve



MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADO DE GANANCIAS Y PERDIDAS CONSOLIDADO REEXPRESADO
PARA EL PERIODO COMPRENDIDO
ENTRE EL 1 DE ENERO Y EL 30 DE JUNIO
EXPRESADO EN MONEDA CONSTANTE DEL 30 DE JUNIO DE 2003
INTERINO PRELIMINAR
(En Miles de Bs.)

	1er. Semestre 2003	1er. Semestre 2002
Ventas Netas	134.448.633	122.215.836
COSTOS Y GASTOS OPERATIVOS		
Costo de Ventas	90.039.517	72.710.918
Gastos de Administración	4.541.710	6.677.868
Gastos de Ventas	12.383.271	15.538.971
TOTAL COSTOS Y GASTOS OPERATIVOS	**106.964.498**	**94.927.757**
UTILIDAD ANTES INT./IMP./DEP. Y AMORT.	**27.484.135**	**27.288.079**
DEPRECIACION Y AMORTIZACION	**7.037.439**	**11.876.742**
UTILIDAD OPERACIONAL	**20.446.696**	**15.411.337**
OTROS INGRESOS/(GASTOS)		
Otros - neto	-16.446.086	-6.219.181
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO		
Intereses Ganados	248.191	288.204
Intereses Gastos	-3.313.606	-6.175.427
Diferencias en cambio - neto	2.709.032	-2.211.348
Ganancia monetaria	2.951.870	1.385.851
TOTAL INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO	**2.595.487**	**-6.712.720**
UTILIDAD ANTES DE ISLR	**6.596.097**	**2.479.436**
Provisión ISLR	1.411.317	1.915.290
UTILIDAD NETA	**5.184.780**	**564.146**

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo



MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCE GENERAL CONSOLIDADO REEXPRESADO
PARA EL PERIODO COMPRENDIDO
ENTRE EL 1 DE ENERO Y EL 30 DE JUNIO
EXPRESADO EN MONEDA CONSTANTE DEL 30 DE JUNIO DE 2003
INTERINO PRELIMINAR
(En Miles de Bs.)

	1er. Semestre 2003	1er. Semestre 2002
ACTIVO		
CIRCULANTE		
Efectivo y Valores Negociables	24.386.005	12.271.457
Cuentas por Cobrar Comerciales	44.136.107	44.437.141
Otras Cuentas por Cobrar	5.943.436	5.222.037
Inventarios	40.460.059	47.196.890
Gastos Pagados por Anticipado	1.789.730	1.242.805
Anticipo a Proveedores	2.666.474	2.320.354
TOTAL ACTIVO CIRCULANTE	**119.381.811**	**112.690.684**
Inversiones	13.119.813	26.472.633
ACTIVO FIJO NETO	**383.278.968**	**478.077.006**
Otros Activos	1.304.489	1.869.176
TOTAL ACTIVOS	**517.085.081**	**619.109.499**

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo



MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCE GENERAL CONSOLIDADO REEXPRESADO
PARA EL PERIODO COMPRENDIDO
ENTRE EL 1 DE ENERO Y EL 30 DE JUNIO
EXPRESADO EN MONEDA CONSTANTE DEL 30 DE JUNIO DE 2003
INTERINO PRELIMINAR
(En Miles de Bs.)

RECIBIDO 2003 JUL 23 PM

	1er. Semestre 2003	1er. Semestre 2002
PASIVO Y PATRIMONIO		
PASIVO CIRCULANTE		
Préstamos Bancarios y Comerciales	13.095.000	10.466.870
Porción Circulante Préstamos Largo Plazo	2.250.000	7.507.718
Cuentas por Pagar Comerciales	45.394.446	36.880.313
Otras Cuentas por Pagar	7.241.271	6.864.714
Dividendos	2.723.590	1.436.335
Otros	5.482.368	3.897.409
TOTAL PASIVO CIRCULANTE	**76.186.675**	**67.053.359**
PROVISION ISLR		
ISLR por pagar	3.027.582	4.905.782 
TOTAL APART. Y PROVISIONES	**3.027.582** 	**4.905.782**
PASIVO A LARGO PLAZO		
Préstamos a Largo Plazo	4.907.100	3.019.290
Prestaciones Sociales y Otras Reservas	10.687.312 	7.471.814 
Otros Pasivos	1.532.206	1.846.482 
TOTAL PASIVO LARGO PLAZO	**17.126.618**	**12.337.586** 
TOTAL PASIVO	**96.340.875** 	**84.296.727** 
PATRIMONIO	**420.744.206**	**534.812.772**  
TOTAL PASIVO Y PATRIMONIO	**517.085.081**	**619.109.499** 

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO REEXPRESADOS
PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 30 DE JUNIO DE 2003
DO EN MONEDA CONSTANTE DEL 30 DE JUNIO DE 2003
dos en Miles de Bolívares)

	Capital social	Actualización del capital social	Saldo neto actualizado para uso único de pago de dividendos en acciones de Manpa o de subsisiarias	Resultado acumulado por traducción de filial extranjera	Utilidades retenidas Reserva legal	Utilidades retenidas No distribuidas	Resultado por tenencia de activos no monetarios	Total patrimonio
. 31 DE DICIEMBRE DE 2002	22.940.094	82.470.177	181.041.243	91.966	10.541.027	23.296.836	125.923.791	446.305.134
neta	-	-	-	-	-	5.184.780		5.184.780
los en efectivo	-	-	-	-	-	(11.629.481)		(11.629.481)
lo por tenencia de activos nonetarios	-	-	-	-	-	-	(19.116.227)	(19.116.227)
L 30 DE JUNIO DE 2003	22.940.094	82.470.177	181.041.243	91.966	10.541.027	16.852.135	106.807.564	420.744.206

; CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO REEXPRESADOS
PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 30 DE JUNIO DE 2002
DO EN MONEDA CONSTANTE DEL 30 DE JUNIO DE 2003
dos en Miles de Bolívares)

	Capital social	Actualización del capital social	Saldo neto actualizado para uso único de pago de dividendos en acciones de Manpa o de subsisiarias	Resultado acumulado por traducción de filial extranjera	Utilidades retenidas Reserva legal	Utilidades retenidas No distribuidas	Resultado por tenencia de activos no monetarios	Total patrimonio
L 31 DE DICIEMBRE DE 2001	22.940.094	82.470.177	181.041.243	200.063	10.541.027	47.445.051	49.823.108	394.460.763
neta	-	-	-	-	-	564.146	-	564.146
dos en efectivo	-	-	-	-	-	(13.114.437)	-	(13.114.437)
do por tenencia de activos monetarios	-	-	-	-	-	-	152.902.300	152.902.300
L 30 DE JUNIO DE 2002	22.940.094	82.470.177	181.041.243	200.063	10.541.027	34.894.760	202.725.408	534.812.772

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo



MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO REEXPRESADOS
PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 30 DE JUNIO DE LOS AÑOS 2002 Y 2003
EXPRESADO EN MONEDA CONSTANTE DEL 30 DE JUNIO DE 2003
(Expresados en Miles de Bolívares)

	2003	2002
ACTIVIDADES OPERACIONALES:		
Utilidad neta	5.184.780	564.146
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:		
Participación accionistas minoritarios, neto	426.136	465.723
Participación en resultados de afiliadas no consolidadas	1.189.121	-
Ganancia en venta de activos	(617)	277.161
Desincorporación de cuentas no monetarias	(138.313)	-
Provisión para inversiones	2.191.213	4.836.882
Amortización de exceso de costo sobre el valor en libros de acciones de afiliada	42.321	-
Ganancia monetaria	(2.951.870)	(1.385.896)
Depreciación	7.037.439	11.474.123
Provisión para prestaciones sociales	6.552.718	7.526.564
Cambios en activos y pasivos circulantes	9.753.068	3.215.088
Cargos diferidos y otros activos	(29.694)	(110.242)
Pago de prestaciones sociales	(7.151.985)	(7.245.403)
Otras cuentas por pagar a largo plazo	3.250.000	-
Otros pasivos y créditos diferidos	(13.159)	(13.160)
Efectivo neto provisto por las actividades operacionales	25.341.158	19.604.986
ACTIVIDADES DE INVERSION:		
Adiciones de propiedades, planta y equipo neto	(1.420.793)	-
Venta y retiros de propiedades y equipos, neto	548.625	4.480.787
Efectivo neto usado en las actividades de inversión	(872.168)	4.480.787
ACTIVIDADES DE FINANCIAMIENTO:		
Aumento (disminución) en pagarés y sobregiros bancarios	1.328.825	10.466.870
Disminución de préstamos a largo plazo	(4.688.786)	(20.139.962)
Dividendos en efectivo	(11.629.481)	(13.114.437)
Efectivo neto provisto por (usado en) las actividades de financiamiento	(14.989.442)	(22.787.529)
AUMENTO NETO EN EFECTIVO Y EQUIVALENTES DE EFECTIVO	9.479.548	1.298.244
EFECTIVO Y EQUIVALENTES DE EFECTIVO:		
AL INICIO DEL PERIODO	14.906.457	10.973.213
AL FINAL DEL PERIODO	24.386.005	12.271.457

Juan Antonio Lovera **María Alejandra Maguhn**



MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

INFORMACION COMPLEMENTARIA

ESTADO DE GANANCIAS Y PERDIDAS CONSOLIDADO HISTORICO
PARA EL PERIODO COMPRENDIDO
ENTRE EL 1 DE ENERO Y EL 30 DE JUNIO
INTERINO PRELIMINAR
(En Miles de Bs.)

RECIBIDO 2003 JUL 23

	1er. Semestre 2003	1er. Semestre 2002
Ventas Netas	129.819.806	87.132.544
COSTOS Y GASTOS OPERATIVOS		
Costo de Ventas	80.624.325	49.176.606
Gastos de Administración	4.386.351	4.872.424
Gastos de Ventas	11.890.211	11.095.085
DEPRECIACION Y AMORTIZACION	**1.543.586**	**2.584.935**
UTILIDAD OPERACIONAL	**31.375.333**	**19.403.494**
OTROS INGRESOS/(GASTOS)		
Otros - neto	-13.441.885	-2.742.981
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO		
Intereses Ganados	238.479	201.237
Intereses Gastos	-3.108.487	-4.359.018
Diferencias en cambio - neto	2.392.488	-1.635.870
TOTAL INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO	**-477.520**	**-5.793.651**
UTILIDAD ANTES DE ISLR	**17.455.928**	**10.866.862**
Provisión ISLR	1.334.682	1.361.963
UTILIDAD NETA	**16.121.246**	**9.504.899**

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo



MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

RECIBIDO
2003 JUL 29 PM 3:0

INFORMACION COMPLEMENTARIA

BALANCE GENERAL CONSOLIDADO HISTORICO
PARA EL PERIODO COMPRENDIDO
ENTRE EL 1 DE ENERO Y EL 30 DE JUNIO
INTERINO PRELIMINAR
(En Miles de Bs.)

	1er. Semestre 2003	1er. Semestre 2002
ACTIVO		
CIRCULANTE		
Efectivo y Valores Negociables	24.386.005	9.144.793
Cuentas por Cobrar Comerciales	44.136.107	33.114.932
Otras Cuentas por Cobrar	5.943.436	3.891.506
Inventarios	36.242.291	28.602.287
Gastos Pagados por Anticipado	1.764.325	903.964
Anticipo a Proveedores	2.652.271	1.716.893
TOTAL ACTIVO CIRCULANTE	**115.124.435**	**77.374.375**
Inversiones	458.545	2.000.718
ACTIVO FIJO NETO	**33.097.725**	**36.329.557**
Otros Activos	1.304.489	1.392.926
TOTAL ACTIVOS	**149.985.194**	**117.097.576**

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo



MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

RECIBIDO 2003 JUL 23 PM 3:00

INFORMACION COMPLEMENTARIA
BALANCE GENERAL CONSOLIDADO HISTORICO
PARA EL PERIODO COMPRENDIDO
ENTRE EL 1 DE ENERO Y EL 30 DE JUNIO
INTERINO PRELIMINAR
(En Miles de Bs.)

	1er. Semestre 2003	1er. Semestre 2002
PASIVO Y PATRIMONIO		
PASIVO CIRCULANTE		
Préstamos Bancarios y Comerciales	13.095.000	7.800.000
Porción Circulante Préstamos Largo Plazo	2.250.000	5.594.815
Cuentas por Pagar Comerciales	45.394.446	27.483.520
Otras Cuentas por Pagar	7.199.891	5.115.642
Dividendos	2.723.590	1.070.369
Otros	5.574.363	2.324.467
TOTAL PASIVO CIRCULANTE	**76.237.290**	**49.388.813**
PROVISION ISLR		
ISLR por pagar	3.027.582	3.655.830
PASIVO A LARGO PLAZO		
Préstamos a Largo Plazo	4.907.100	2.250.000
Prestaciones Sociales y Otras Reservas	10.687.312	5.568.059
Otros Pasivos	8.998.670	9.928.513
TOTAL PASIVO LARGO PLAZO	**24.593.082**	**17.746.572**
TOTAL PASIVO	**103.857.954**	**70.791.215**
PATRIMONIO	**46.127.240**	**46.306.361**
TOTAL PASIVO Y PATRIMONIO	**149.985.194**	**117.097.576**

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn

María Alejandra Maguhn
Contralor Corporativo



MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO
PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 30 DE JUNIO DE LOS AÑOS 2002 Y 2003
EN BOLIVARES HISTORICOS
(Expresados en Miles de Bolívares)

	2003	2002
ACTIVIDADES OPERACIONALES:		
Utilidad neta	16.121.246	9.504.899
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:		
Participación accionistas minoritarios, neto	426.136	347.061
Ganancia en Venta de activos	1.700	-
Participación en resultados de afiliadas no consolidadas	473.312	302.490
Amortización de exceso de sosto sobre el valor en libros de acciones de afiliadas	40.374	40.374
Provisión para inversiones		1.552.457
Depreciación	1.998.585	2.341.104
Provisión para prestaciones sociales	5.680.497	4.972.519
Cambios en activos y pasivos operacionales	1.918.329	1.160.305
Cargos diferidos y otros activos	(29.717)	(84.010)
Pago de prestaciones sociales	(5.325.437)	(4.146.914)
Otros pasivos y créditos diferidos	(59.265)	(59.256)
Efectivo neto provisto por las actividades operacionales	24.495.760	15.931.029
ACTIVIDADES DE INVERSION:		
Adiciones a propiedades, planta y equipo	(1.345.142)	(696.888)
Venta y retiro de propiedades y equipos	150	452.797
Efectivo neto usado en las actividades de inversión	(1.344.992)	(244.091)
ACTIVIDADES DE FINANCIAMIENTO:		
Aumento en pagarés y sobregiros bancarios	2.895.000	7.800.000
Disminución de préstamos a largo plazo	(3.112.000)	(12.415.702)
Dividendos en efectivo	(11.470.047)	(9.176.035)
Efectivo neto usado por las actividades de financiamiento	(11.687.047)	(13.791.737)
AUMENTO NETO EN EFECTIVO Y EQUIVALENTES DE EFECTIVO	11.463.721	1.895.201
EFECTIVO Y EQUIVALENTES DE EFECTIVO:		
AL INICIO DEL PERIODO	12.922.284	7.249.592
AL FINAL DEL PERIODO	24.386.005	9.144.793

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo



MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ARCHIVO RECIBIDO

PRESTAMOS A LARGO PLAZO

Al 30 de Junio de 2003, los préstamos a largo plazo (neto de porción circulante) están compuestos como sigue:	(MBs.)
a. Préstamo de banco local por un monto total de Bs. 3.000 millones. Por un plazo de 2 años. Vence en octubre de 2004.	2.250.000
b. Préstamo de banco local por un monto total de Bs.3.000 millones. Por un plazo de 2 años. Vence en octubre de 2003.	1.875.000
c. Préstamo de banco extranjero por un monto total de Bs.3.000 millones. Por un plazo de 2 años. Vence en septiembre de 2003.	375.000
Menos Porción Circulante	-2.250.000
	2.250.000

Juan Antonio Lovera
Vicepresidente Corp. de Finanzas

María Alejandra Maguhn

María Alejandra Maguhn
Contralor Corporativo